Filed Pursuant to Rule 253(g)(1)

File No. 024-11326

7,500,000 Common Stock Shares

The 4Less Group, Inc.

$15,000,000

This is the public offering of shares of voting Common Stock pursuant to Regulation A, par value $0.00001 (the “Common Stock”) of The 4Less Group, Inc., a Nevada corporation (which we refer to herein as “4Less,” “the Company,” “we,” “our,” and “us”). We are offering our common stock at an offering price of $2.00 per share (the “Offering Price”) up to a maximum offering amount of $15,000,000 (the “Maximum Offering Amount”). There is a minimum investment of $500. During the Offering, we may, in our sole discretion, increase the per share price, subject to filing an offering circular supplement or post qualification amendment. Christopher Davenport, the Founder/President of the Auto Parts 4Less, Inc., a Nevada corporation, our subsidiary, owns 85.5% of our Preferred B Shares, 87% of our Preferred C Shares, and 77.58% of our Preferred D Shares, and controls at least 51% of our outstanding voting shares. Tim Armes, our Chief Executive Officer, owns 5% of our Preferred B Shares, 1.4% of our Preferred Series C Shares, and 13.79% of our Preferred D Shares. Collectively, Christopher Davenport and Tim Armes beneficially controls over 51% of our capital stock voting rights.

All of our shares of Common Stock are being offered on a “best efforts” basis pursuant to Regulation A of Section 3(6) of the Securities Act of 1933, as amended (the “Securities Act”), for Tier 2 offerings. This Offering will terminate on the first to occur of (i) the date on which all $15,000,000 of our Offered Shares are sold or (ii) September 21, 2021, subject to our right to extend such date for up to 120 days in our sole discretion (in each such case, the “Termination Date”). The minimum purchase requirement per investor is $500. There is no minimum offering amount to close the Offering.

Until the Termination Date, may hold one or more additional closings for additional sales (each an “Additional Closing”), up to the maximum number of Offered Shares and any Additional Shares.

Subscriptions may be made by either check, wire, credit card, or ACH deposits. We have engaged The Dalmore Group (“Dalmore”), a registered securities broker-dealer who shall receive, among other compensation, 100 basis points (1%) based on the total aggregate amount raised.

We reserve the right to change all of the foregoing terms based on, among other things, changed circumstances, which changes will be reflected in an offering circular supplement or post qualification amendment.

We expect to commence the offer and sale of the Offered Shares as of the date on which the Regulation A Offering Statement of which this Offering Circular is a part (the “Offering Circular” or “Offering Statement”) is qualified by the SEC. Prior to this Offering, there has been a limited market for our Common Stock on the OTC Markets Pink Sheets.

Each holder of our Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders.

	Price to	Maximum	Proceeds to
	Public	Commissions (1)	Issuer (2)
Shares Offered by Company
A minimum of 175 Shares for a minimum cash investment of $525	$525	$5.25	$519.75
Total Maximum: $15,000,000	$15,000,000	$150,000	$14,850,000

__________

(1)

We have engaged The Dalmore Group, a FINRA registered broker/dealer, and have agreed to pay, among other compensation, 100 basis points for the aggregate amount raised in this Offering, which amount equals 1% of the Offering Amount or $150,000 based on the Maximum Offering Amount.

(2)

Does not include expenses of the Offering, including but not limited to fees and expenses for marketing and advertising of the Offering, media expenses, fees for administrative, escrow fees, accounting, audit and legal services, fees for EDGAR document conversion and filing, and website posting fees, estimated to be approximately $137,500 up to $150,000 if we complete the Maximum Offering Amount.

AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE OFFERING STATEMENT FILED WITH THE COMMISSION IS QUALIFIED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF SUCH STATE. THE COMPANY MAY ELECT TO SATISFY ITS OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO BUSINESS DAYS AFTER THE COMPLETION OF THE COMPANY’S SALE TO YOU THAT CONTAINS THE URL WHERE THE FINAL OFFERING CIRCULAR OR THE OFFERING STATEMENT IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

THE COMMON STOCK OFFERED HEREBY IS HIGHLY SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE “RISK FACTORS” FOR A DISCUSSION OF CERTAIN RISKS YOU SHOULD CONSIDER BEFORE PURCHASING ANY SHARES IN THIS OFFERING.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This Offering Circular contains all of the representations by us concerning this Offering, and no person shall make different or broader statements than those contained herein. Investors are cautioned not to rely upon any information not expressly set forth in this Offering Circular.

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NASAA UNIFORM LEGEND

FOR RESIDENTS OF ALL STATES: THE PRESENCE OF A LEGEND FOR ANY GIVEN STATE REFLECTS ONLY THAT A LEGEND MAY BE REQUIRED BY THAT STATE AND SHOULD NOT BE CONSTRUED TO MEAN AN OFFER OR SALE MAY BE MADE IN A PARTICULAR STATE. IF YOU ARE UNCERTAIN AS TO WHETHER OR NOT OFFERS OR SALES MAY BE LAWFULLY MADE IN ANY GIVEN STATE, YOU ARE HEREBY ADVISED TO CONTACT THE COMPANY. THE SECURITIES DESCRIBED IN THIS OFFERING CIRCULAR HAVE NOT BEEN REGISTERED UNDER ANY STATE SECURITIES LAWS (COMMONLY CALLED ‘BLUE SKY’ LAWS).

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NOTICE TO FLORIDA RESIDENTS

THE SECURITIES REFERRED TO HEREIN WILL BE SOLD TO, AND ACQUIRED BY, THE HOLDER IN A TRANSACTION EXEMPT UNDER SECTION 517.061 OF THE FLORIDA SECURITIES ACT. THE SECURITIES HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA. IN ADDITION, ALL FLORIDA RESIDENTS SHALL HAVE THE PRIVILEGE OF VOIDING THE PURCHASE WITHIN THREE (3) DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO THE ISSUER, AN AGENT OF THE ISSUER, OR AN ESCROW AGENT OR WITHIN THREE DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICHEVER OCCURS LATER.

EACH STATE HAS SEPARATE FILING REQUIREMENTS FOR TIER 1 REGULATION A+ FILINGS. FOR EXAMPLE, FLORIDA ACCEPTS THE UNIFORM APPLICATION TO REGISTER SECURITIES (FORM U1) AND ALLOWS FOR ELECTRONIC SIGNATURE OF FORMS.

PATRIOT ACT RIDER

THE INVESTOR HEREBY REPRESENTS AND WARRANTS THAT THE INVESTOR IS NOT, NOR IS IT ACTING AS AN AGENT, REPRESENTATIVE, INTERMEDIARY OR NOMINEE FOR A PERSON IDENTIFIED ON THE LIST OF BLOCKED PERSONS MAINTAINED BY THE OFFICE OF FOREIGN ASSETS CONTROL, U.S. DEPARTMENT OF TREASURY. IN ADDITION, THE INVESTOR HAS COMPLIED WITH ALL APPLICABLE U.S. LAWS AND REGULATIONS, DIRECTIVES, AND EXECUTIVE ORDERS ;RELATING TO ANTI-MONEY LAUNDERING, INCLUDING BUT NOT LIMITED TO THE FOLLOWING LAWS: (1) THE UNITING AND STRENGTHENING AMERICA BY PROVIDING APPROPRIATE TOOLS REQUIRED TO INTERCEPT AND OBSTRUCT TERRORISM ACT OF 2001, PUBLIC LAW 107-56, AND (2) EXECUTIVE ORDER 13224 (BLOCKING PROPERTY AND PROHIBITING TRANSACTIONS WITH PERSONS WHO COMMIT, THREATEN TO COMMIT, OR SUPPORT TERRORISM) OF SEPTEMBER 23, 2001.

NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER’S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

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NO DISQUALIFICATION EVENT (“BAD BOY” DECLARATION)

NONE OF THE COMPANY, ANY OF ITS PREDECESSORS, ANY AFFILIATED ISSUER, ANY DIRECTOR, EXECUTIVE OFFICER, OTHER OFFICER OF THE COMPANY PARTICIPATING IN THE OFFERING CONTEMPLATED HEREBY, ANY BENEFICIAL OWNER OF 20% OR MORE OF THE COMPANY’S OUTSTANDING VOTING EQUITY SECURITIES, CALCULATED ON THE BASIS OF VOTING POWER, NOR ANY PROMOTER (AS THAT TERM IS DEFINED IN RULE 405 UNDER THE SECURITIES ACT OF 1933) CONNECTED WITH THE COMPANY IN ANY CAPACITY AT THE TIME OF SALE (EACH, AN “ISSUER COVERED PERSON”) IS SUBJECT TO ANY OF THE “BAD ACTOR” DISQUALIFICATIONS DESCRIBED IN RULE 506(D)(1)(I) TO (VIII) UNDER THE SECURITIES ACT OF 1933 (A “DISQUALIFICATION EVENT”). THE COMPANY HAS EXERCISED REASONABLE CARE TO DETERMINE WHETHER ANY ISSUER COVERED PERSON IS SUBJECT TO A DISQUALIFICATION EVENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

About This Form 1-A and Offering Circular

In making an investment decision, you should rely only on the information contained in the Form 1-A and the Offering Circular. We have not authorized anyone to provide you with information different from that contained in this Form 1-A and Offering Circular. We are Offering to sell and seeking offers to buy the Shares only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form 1-A and Offering Circular is accurate only as of the date of this Form 1-A and Offering Circular, regardless of the time of delivery of the Form 1-A and the Offering Circular. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

Continuous Offering

Under Rule 251(d)(3) to Regulation A, the following types of continuous or delayed Offerings are permitted, among others: (1) securities offered or sold by or on behalf of a person other than the issuer or its subsidiary or a person of which the issuer is a subsidiary; (2) securities issued upon conversion of other outstanding securities; or (3) securities that are part of an Offering which commences within two calendar days after the qualification date. These may be offered on a continuous basis and may continue to be offered for a period in excess of 30 days from the date of initial qualification. They may be offered in an amount that, at the time the Offering statement is qualified, is reasonably expected to be offered and sold within one year from the initial qualification date. No securities will be offered or sold “at the market.” The supplement will not, in the aggregate, represent any change from the maximum aggregate Offering price calculable using the information in the qualified Offering statement. This information will be filed no later than two business days following the earlier of the date of determination of such pricing information or the date of first use of the Offering circular after qualification.

Sale of these shares will commence within two calendar days of the qualification date and it will be a continuous Offering pursuant to Rule 251(d)(3)(i)(F).

Subscriptions are irrevocable and the purchase price is non-refundable as expressly stated in this Offering Circular. The Company, by determination of its Board of Directors and in its sole discretion, may issue the Securities under this Offering for cash, promissory notes, services, and/or other consideration without notice to subscribers. All proceeds received by the Company from subscribers for this Offering will be immediately available for use by the Company and acceptance of subscriptions for the Securities by the Company.

This Offering is inherently risky. See “Risk Factors” on page 13.

This Offering Circular follows the disclosure format prescribed by Part I of Form S-1 pursuant to the general instructions of Part II(a)(1)(ii) of Form 1-A.

The date of this Offering Circular is December 16, 2020.

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The information contained in this Offering Circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this Offering Circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this Offering Circular. This Offering Circular will be updated and made available for delivery to the extent required by the federal securities laws.

Unless otherwise indicated, data contained in this Offering Circular concerning the business of 4Less and its subsidiaries are based on information from various public sources. Although we believe that this data is generally reliable, such information is inherently imprecise, and our estimates and expectations based on these data involve a number of assumptions and limitations. As a result, you are cautioned not to give undue weight to such data, estimates or expectations.

In this Offering Circular, except for references to “capital stock,” “common stock,” “shares,” “preferred stock” or “stockholders,” which applies only to The 4Less Group, Inc., as used in this Offering Circular, the terms “Company,” “we,” “our” or “us” or words of like import mean The 4Less Group, Inc.

USE OF MARKET AND INDUSTRY DATA

This Offering Circular includes market and industry data that we have obtained from third-party sources, including industry publications, as well as industry data prepared by our management on the basis of its knowledge of and experience in the industries in which we operate (including our management’s estimates and assumptions relating to such industries based on that knowledge). Management has developed its knowledge of such industries through its experience and participation in these industries. While our management believes the third-party sources referred to in this Offering Circular are reliable, neither we nor our management have independently verified any of the data from such sources referred to in this Offering Circular or ascertained the underlying economic or other assumptions relied upon by such sources. Furthermore, internally prepared, and third-party market prospective information, in particular, are estimates only and there will usually be differences between the prospective and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material. Also, references in this Offering Circular to any publications, reports, surveys, or articles prepared by third parties should not be construed as depicting the complete findings of the entire publication, report, survey, or article. The information in any such publication, report, survey, or article is not incorporated by reference in this Offering Circular.

We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with any information other than the information contained in this Offering Circular. The information contained in this Offering Circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this Offering Circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this Offering Circular. This Offering Circular will be updated and made available for delivery to the extent required by the federal securities laws.

OFFERING CIRCULAR

This Offering Circular contains a fair summary of the material terms of documents summarized herein. All concepts, goals, estimates and business intentions are revealed and disclosed as such that are known to management as of the date of this Offering Circular. Circumstances may change so as to alter the information presented herein at a later date and will be updated by Amendment

As used in this Offering Circular, unless specifically noted, all references to The 4Less Group, Inc. and its subsidiaries are referred to herein as the “Company”, “4Less”, “we”, “our, or “us”.

All references in this Offering Circular to “years” and “fiscal years” means the twelve-month period ended January 31st.

As at the date of this Offering Circular, we are authorized to issue up to 1,000,000,000 of Common Stock. We have filed an Information Statement with the SEC and an amendment to our Articles of Incorporation with the State of Nevada to reduce our authorized Common Stock Shares to 15,000,000. All Common Stock Shares in this offering are designated as Common Stock (“Common Stock”). As of the date of this Offering Circular, 1,180,963 shares of Common Stock are issued and outstanding. We have 20,001,000 shares of blank check preferred stock authorized.

THE COMPANY

OFFERING CIRCULAR SUMMARY

You should carefully read all information in the Offering Circular, including the financial statements and their explanatory notes under the Financial Statements prior to making an investment decision.

This summary highlights selected information appearing elsewhere in this Offering Circular. While this summary highlights what we consider to be important information about us, you should carefully read this entire Offering Circular before investing in our Common Stock, especially the risks and other information we discuss under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes beginning on page F-1. Our fiscal year end is January 31 and our fiscal years ended January 31, 2020 and 2019 and our unaudited quarter for July 31, 2020, are included in this Offering Circular. Some of the statements made in this Offering Circular discuss future events and developments, including our future strategy and our ability to generate revenue These forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from those contemplated in these forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” at page 36 of this Offering Circular.

Except as otherwise required by the context, references in this Offering Circular to “4Less”, the “Company”, “we,” “our,” “us” refer to The 4Less Group, Inc. and its subsidiaries

This summary contains basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing. You should read the entire Offering Circular carefully, including the risk factors and our financial statements and the related notes to those statements included in this Offering Circular.

We have not authorized anyone to provide you with different information and you must not rely on any unauthorized information or representation. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. This document may only be used where it is legal to sell these securities. You should assume that the information appearing in this Offering Circular is accurate only as of the date on the front of this Offering Circular, regardless of the time of delivery of this Offering Circular, or any sale of our common stock. Our business, financial condition and results of operations may have changed since the date on the front of this Offering Circular. We urge you to carefully read this Offering Circular before deciding whether to invest in any of the common stock being offered.

Industry Background

The specialty-equipment market includes parts and accessories that are manufactured, sold, and distributed for cars, light trucks, sport utility vehicles, vans, and other passenger vehicles motorcycles, ATVs, UTVs, boats. Our manufactures’ products are designed to customize or enhance the performance, handling, or appearance of both new and used vehicles. The auto specialty equipment market is often described as “the parts you want” rather than “the parts you need.” Our business has been referred to as “Automotive E-Tailing”, which means selling automotive components online. According to a published report by Market Research Future, the global automotive e-tailing market is expected to reach $55.22 Billion by the end of the forecast period in 2022 (Source: https://www.marketwatch.com/press-release/automotive-e-tailing-market---2019-trends-size-share-growth-insight-competitive-analysis-
leading-players-regional-and-global-industry-forecast-to-2022-2019-07-17 which report is expressly not incorporated into this Offering Circular).

Our Corporate History and Background

We were originally formed as RX Scripted, LLC on December 30, 2004 as a North Carolina limited liability company and then converted to a Nevada corporation as RX Scripted, Inc. on December 5, 2007. We remain a Nevada corporation. On January 7, 2010, we changed our name to MedCareers Group, Inc. MedCareers Group operated a website for nurses, nursing schools and nurses’ organizations to foster better communication between nurses and the nursing profession. On November 19, 2010 , the Company entered into a Share Exchange Agreement (the “Exchange”) with Nurses Lounge, Inc., a Texas corporation (“Nurses Lounge”) and its nine shareholders (the “Nurses Lounge Shareholders”), whereby we issued 24,000,000 restricted shares of common stock to the Nurses Lounge Shareholders in exchange for 100% of the issued and outstanding shares of common stock of Nurses Lounge. Although 24,000,000 restricted shares were issued in connection with the Exchange, certain of our significant shareholders agreed to cancel some of the shares of common stock they owned so that the net effect of the Exchange was an increase to the outstanding shares of common stock by 7,175,000 shares rather than 24,000,000. Included in the shareholders receiving shares of common stock in connection with the Exchange, was Timothy Armes, founder and president of Nurses Lounge, Inc., who received 14,902,795 shares.

On November 29, 2018, we entered into a Share Exchange Agreement whereby we acquired 100% of the issued and outstanding equity securities of The 4LESS Corp. (“4Less”), a private company, in exchange for our issuance of nineteen thousand (19,000) shares of our Series B Preferred Stock, 6,750 Series C Preferred Shares, and 870 Series D Preferred Shares.

Shareholder	# of Series B Preferred	# of Series C Preferred	# of Series D Preferred
Christopher Davenport	17,100	6,075	675
Sergio Salzano	1,900	675	75
Timothy Armes	1,000	0	120
TOTAL	20,000	6,750	870

The Series C Preferred Shares have a right to convert into our common stock by multiplying the number of issued and outstanding shares of common stock by 2.63 on the conversion date. As a result of this Share Exchange, the former shareholders of the private company, 4Less, became our controlling shareholders. The Share Exchange was accounted for as a reverse takeover/recapitalization effected by a share exchange, wherein the private company, 4Less is considered the acquirer for accounting and financial reporting purposes. Pursuant to the transaction, Tim Armes, our CEO, cancelled 60,000,000 shares of common stock in exchange for 120 shares of Series D Preferred Stock. As a result of the transaction, 4Less, the private company, became our wholly owned subsidiary and there was a change in our control whereby Christopher Davenport and Sergio Salzano, collectively hold voting rights equal to 63.37%, of the total voting rights at any given time by virtue of holding 95% of the Series B Preferred Stock. In addition, Tim Armes, our CEO, still retains 1,000 Class B Preferred Shares, representing 3.30%, of the Series B Preferred Stock. Accordingly, the total voting rights owned by Chris Davenport, Sergio Salzano, and Tim Armes are 66.67%. On December 12, 2019, The 4Less Corp. name has been changed to Auto Parts 4Less, Inc., a Nevada corporation, and continues to operate as our wholly owned subsidiary.

Going Concern

We have an accumulated deficit at July 31, 2020 of $19,987,293 and a working capital deficit at July 31, 2020 of $(5,653,353). As of July 31, 2020, we had cash and cash equivalents of $121,290. While we have continued to grow our revenues, at this time, revenues still do not cover all of its operating costs. These conditions raise substantial doubt about our ability to continue as a going concern.

Management’s plan is to raise additional funds in the form of debt or equity in order to continue to fund losses until such time as revenues are able to sustain us. To date, the main source of funding has been through the issuance of convertible notes with provisions that allow the holder to convert the debt and accrued and unpaid interest at substantial discounts to the trading the price of our common stock and through factored promissory notes secured by substantially all of the assets of our operating subsidiary. The effect of the conversions for the three months ended April 30, 2020 and 2019, respectively, for the convertible notes has been to substantially dilute existing holders of our common stock. However, there is no assurance that management will be successful in being able to continue to obtain additional funding. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Where We are Located

Our corporate offices and warehouse are located at 106 W. Mayflower, Las Vegas, Nevada 89030. We have an install shop at 3065 N Rancho Drive, Suite 122-124, Las Vegas, Nevada 89130. We have a remote office at 6515 Goodman Rd., #258, Olive Branch, Mississippi 38654. Our telephone number is (702) 267-6100.

Before you invest in our Common Stock, you should carefully consider all the information in this Offering Circular, including matters set forth under the heading “Risk Factors.”

Business Highlights

Christopher Davenport, a Las Vegas serial entrepreneur, President of our wholly owned subsidiary, Auto Parts 4 Less, Inc., in late 2015 started selling Lift Kits and other after- market parts under the name Lift Kits 4Less through established marketplaces such as eBay, Amazon, Walmart and Sears all from his garage. Parts were dropped shipped by the manufacturers. In 2016, his first full year Christopher generated $2.4 million in topline sales.

On the LiftKit4Less.com web site, Chris created over 400 how-to videos that helped buyers correctly install parts thus providing trust and confidence that they could install the kits themselves.

Today Liftkits4Less.com Represents

●	Approximately 179,000 Parts

●	From 46 Manufacturers

Can Search Products Listed

●	9 Categories Including Lights & Exterior Accessories

●	66 Subcategories Including Wheels, Electronics & Interior Parts

Select Parts for Over

●	28 Makes of Vehicles Such as Ford, Chevy and Land Rover

●	100 Models Including Trucks, SUVs and Jeeps

Topline Annual Revenue FYE 2016-2020

* In early FYE 2020, LiftKits4less made a strategic decision to move away from selling on the Amazon platform. By transitioning sales direct to Liftkits4Less.com, 4Less replaced nearly 100% of lost annual Amazon revenue while increasing margin 8%-10% with deletion of marketplace fees. There can be no assurances that past performance will reflect current or future results.

Transition from Third Party Marketplaces to LiftKits4Less.com

With Funds received in the merger management upgraded the LeftKits4Less.com platform and successfully began transitioning sales from the national marketplaces to the LiftKits4Less.com Platform.

* Transition of sales from 3rd party websites (Amazon, ebay, Walmart) to proprietary website LiftKits4Less.com.

* There can be no assurances that past performance will reflect current or future results.

4Less Profitability

Cost Cutting & Increased Sales Lead to Profitability

●	Cost Cutting
In February 2020, Auto Parts 4Less, Inc., our wholly owned subsidiary, began a cost cutting plan, which included:
	●	Reduction of staff in our wholly owned subsidiary, Auto Parts 4Less, Inc., from 11 employees down to 5 employees.
	●	Staff reduction resulted in a decrease in total payroll expenses of approximately $25,000 of savings a month beginning in April 2020.
●

Consolidation of office space by closing and moving our corporate offices located at 4580 N Rancho to our warehouse facility at 106 W Mayflower, Las Vegas, NV 89030, resulting in an average total direct office expense reduction from a high of $17,740 in February 2020 to  approximately $15,900 beginning in April 2020.

The total savings from our cost cutting plan of $26,800 was partially offset by the increase in our programming costs of approximately $6,700 a month, resulting in an approximate net savings of $20,100.

●	April 2020 Operating Profit
Results of cost cutting helps deliver 4Less an approximate $60k operating profit on $791,404 of net sales. (net of returns).

●	May 2020 Record Sales Month & Profits

May 2020 4Less has a record net sales month of $1,079,318 million and approximately $200k of operating profit. Additionally, May sales were approximately 25% more than previous highest monthly total sales of $862,000 in March of 2019.

●	Quarter Ending July 31, 2020 Sales & Profits

For the quarter ending July 31, 2020 4Less increased sales by 42% from $2,059,700 for Q2 2019 to $2,927,209 for Q2, 2020. During this time, gross profits increased by 84% from $502,083 to $925,617. The 4Less Group also logged in a positive net operating income of $83,110 as compared to a loss of $459,797 for the same quarter last year.

There can be no assurances that past performance will reflect current or future results.

AutoParts4Less.com Launch Expected Timeline

During the first half of 2021 4Less expects to finish development and beta testing with goal to launch AutoParts4Less.com as the #1 online marketplace in order for aftermarket auto parts manufacturers to sell their parts direct to the public.

●	Development Team
March 2020 India Development Team is hired.

●	Platform
Amazon Web Services (AWS) cloud computing platform chosen to operate AutoParts4Less.com

●	Marketing
Begin marketing marketplace services to aftermarket manufacturers in December 2020

●	Data Input
Manufacturers start loading their parts info 1st quarter 2021

Auto Parts 4less Marketplace Functionality for Manufacturers

●	Manufacturers create an account allowing easy onboarding of products.
●	Offer premium placement in search results.
●	Ratings and reviews can be responded to.
●	Ability to answer basic questions from purchasers.
●	How-to video galleries.
●	Keyword advertising.
●	Promote discounts on products.
●	4Less can push product lines to other marketplaces such as eBay and Amazon.

Along with the website autoparts4less.com (which site is expressly not incorporated by reference into this Offering Circular) that we are developing into our flagship website, we operate 3 niche websites through which we sell auto parts that are direct listed across marketplace and social media sites, including marketing products through online marketplaces and social media platforms, such as Facebook, Instagram, YouTube and Google:

●	LiftKits4LESS.com*
●	Bumpers4LESS.com*
●	TruckBedCovers4LESS.com*

* (which sites are expressly not incorporated by reference into this Offering Circular)

Business

We operate as an e-commerce retailer and distributor of auto and truck parts, including exhaust systems, suspension systems, wheels, tires, stereo systems, truck bed covers, and shocks. The e-commerce auto equipment market is composed of 2 segments, the direct replacement referred to as the “OE” (Original Equipment) market, typically used for automobile repairs, and the after-market automobile parts market, typically for customization of vehicles. We deal exclusively in the aftermarket.

Our proprietary web sites include order customization, live chat, install videos, directions, and installation services, in our effort to provide a quality buying experience for consumers interested in purchasing aftermarket auto parts on the Internet today.

A list of our current products appears below.

Lights	Stingers	Performance Parts	Exterior Accessories
Off-Road LED Lights	Fenders	Cooling and Heating	Soft and Hard Tops
Switches Housing Kits	Fender Flares	Superchargers	Roof Parts
Mounts	Fender Liners	Recovery Gear and Towing	Mud Flaps
Brackets	Fender Overlay	Trailer Hitches	Roof Parts
Light Covers	Fender Armor	5th Wheel Hitches	Rooftop Tent Parts
Lighting Accessories	Inner Fenders	5th Wheel Accessories	Awning
Lighting Harness )	Air Intake Parts	Gooseneck Hitches	Hoods
Vehicle Lights	Air Filters	Towing Electrical	Hood Accessories
Markers)	Air Cleaners	Wiring Harnesses	Windshield
Brake Lights	Air Intake Kits	Electrical Adapters	Cages
3rd Brake Lights	Drive Train	Taillight Converters	Cage Accessories
Taillights	Caster and Camber Kits	Wiring Connectors	Exterior Accessories
Headlights	Carrier Bearing Drop kits	Towing Accessories	Suspension
Work Lights	Drive Shaft	Tow Hooks	Add-A-Leaf
Steering Stabilizers	Ring Pinion	Tow Straps	Control Arms
Dual	Ring Pinion Parts	Ball Mounts	Radius Arms
Single	Differentials	Couplers)	Leaf Springs
Steering Reinforcement	Differential Lockers	Shackles	Traction Bars
Shocks	Differential Covers	Weight Distribution	Sway Bar Kits
Shock Mounts Hoops	Overhaul Kits	Trailer Parts & Accessories	Steering
Coil Overs	Differential Parts	Cargo Management	Tie Rods
Bump Stops And Speed Bumps	Transfer Case	Winches	Spindles
Hydro	Transfer Case Parts	Winch Rope	Knuckles
Nitro	Gear Sets	Winch Accessories	Track Bar
Struts	Spider Gear Sets	Recovery Rope	Coil Spring Components
Shock Accessories	Drive Train Accessories	Recovery Kits	Ball Joints
Performance	Drive Train Parts	Transmission	Hangers
Lift Kits	Electronics	Clutches Parts and Kits	Pitman Steering Arms
Suspension Lifts	Exhaust	Wheels	Block and U-Bolt Kits
Leveling Lifts	Catalytic Converters	Tire Carriers	Lift Blocks
Body Lifts	Exhaust Systems	Wheel Spacers	U-Bolts
Accessories	Mufflers	Wheel Parts	Air Bags
Truck Bed Covers & Accessories	Exhaust Parts	Power Train	Lowering Kits
Bed Covers	Exhaust Manifolds	Engine	Brakes
Bed Liners	Pipes	Belts	Brake Lines
Bed Cage	Interior Parts	Ignition	Brake Controllers
Bed Bars	Dash and Console	Spark Plugs	Brake Hoses
Bed Rail	Floor Mats	Tailgate	Rotors
Grab & Roll Bar	Carpet and Liners	Exterior	Brake Control Harnesses
Sport Bars	Seat Covers	Armor and Skid Plates	Brake Parts
Tailgate	Door and Entry	Rock Sliders	Axles
Toolboxes and Brackets	Carpet	Body Armor	C-Notch
Cab Covers	Dash Parts	Rocker Panel	Assemblies
Steps Running Boards	Door parts	Bed Extenders	Axle Parts
Sliders	Interior Accessories	Bike Racks	Axle Shafts
Grilles	Sunshades	Body	Axle Accessories
Bumpers	Storage	Deflectors	Other Suspension Parts
Bumper Accessories	Mirrors	Engine Under Hood	Drag Links
Bull Bars	Oil Filters	Exterior Parts	Kicker Braces
ATV

In 2016, prior to our becoming a wholly owned subsidiary of The 4Less Group, Inc., our operations primarily consisted of third-party marketplaces, such as Amazon, eBay, Walmart, and Jet. In 2017, we began transitioning to offering products on our own websites and developing our own listing platform that allows auto parts to be directly listed across marketplace and social media sites. In so doing, we have targeted online consumers’ buying habits by shifting away from “all things to all people” web sites to highly targeted niche websites to quickly respond to market forces. Our niche Websites allow us to target buyers that are shopping for specific products, for example the lift kits that we offer at LftKits4Less.com. We currently have 3 branded e-commerce websites, which sites offer products from approximately 500 manufacturers:

●	LiftKits4LESS.com*
●	Bumpers4LESS.com*
●	TruckBedCovers4LESS.com*

* (which sites is expressly not incorporated by reference into this Offering Circular)

We also direct list and sell our products through social media platforms, most significantly, through Facebook, YouTube, and Google.

Significant Developments

We have accomplished the following significant developments:

●

In 2018, we invested in technologies to support our current and future growth initiatives. These technologies included customer relations management software (CRM) linking all marketplaces together seamlessly and inventory API data feeds linking hundreds of thousands of auto parts inventory levels for availability to be sold. In April 2018, we opened our first warehouse/distribution center here in Las Vegas with our proprietary warehouse software. Additionally, we launched a small manufacturing partnership program which will allow small manufactures to utilize our platform to push their products in front of millions of potential buyers across the globe.

●

In November 2019 we acquired the URL, Autoparts4Less.com (which site is expressly not incorporated by reference into this Offering Circular), which we look to launch as an Auto Parts Marketplace and develop into our flag ship website, where manufacturers and resellers can list their parts and sell direct to the public. Customers can continue to visit our niche websites that include value add content such as videos of product introductions, installations, interviews, and more.

●

To accomplish our objective of operating our independent marketplace and supporting our future sales and attempt to scale up our business, in 2019, we developed and completed our own open source systems (Code) to establish and improve our technical flexibility, record keeping, warehouse integration, and warehouse inventory systems. We strive to develop content to our websites through our in-house media team, including how to videos, photographs. We offer over 400 videos of product introductions, installations, interviews, and lifestyle. We have a YouTube Channel (which is expressly not incorporated by reference into this Offering Circular) that links our videos directly to the product page to drive our online sales. Our platform provides our customer visual insight, for instance, what out lift kits consist of and how the vehicle looks before and after install. Additionally, by continuing this aspect of our business and expanding the foregoing, we seek to have our manufacturers benefit from brand awareness to further strengthen these critical relationships.

Websites

We currently operate the following websites wherein we have developed our own code:

●	LiftKits4LESS.com*
●	Bumpers4LESS.com*
●	TruckBedCovers4LESS.com*

* No information in our websites is incorporated into this Offering Circular.

Distribution

Our distribution is accomplished as follows:

●	Direct drop ship from manufacturers to consumers – Approximately 80%
●	Direct drop ship from Warehouse Inventory Companies to consumers – Approximately 15%
●	Consumer Purchases directly through our own warehouses – Approximately 5%

Sales

Our sales are derived from the following:

●	eBay and Walmart – We sell our products on eBay and Walmart and pay a fee to eBay or Walmart in connection with each sale.
●	Build and launch additional niche websites.

60% of our sales are currently generated through our own websites

Business Strategies

●	Continually develop best in class technological modules to increase visitor conversions.
●	Direct ordering through our websites

Our Growth Strategy

Competition

We directly compete for buyers to use our web sites over many competitors, e-commerce giants, Amazon, and eBay. The sale of automotive parts, accessories and maintenance items is highly competitive in many areas, including name recognition, product availability, customer service, store location and price. We compete in the aftermarket auto parts industry, which includes both the retail DIY and commercial do-it-for-me (“DIFM”) auto parts and products markets.

Our competitors include national, regional and local auto parts chains, independently owned parts stores, online automotive parts stores or marketplaces, wholesale distributors, jobbers, repair shops, car washes and auto dealers, in addition to discount and mass merchandise stores, hardware stores, supermarkets, drugstores, convenience stores, home stores and other retailers that sell aftermarket vehicle parts and supplies, chemicals, accessories, tools and maintenance parts. We compete on the basis of customer service merchandise quality, selection and availability; product warranty; store layouts, location, and convenience; price; and the strength of our brand name, trademarks, and service marks.

Competitive Advantages

Our web sites offer substantial value-added content, including:

●	Installation guides
●	Install videos
●	High impact photos
●	Order customization and live chat with a technical expert

Competitive Disadvantages

Our competitors include national, regional and local auto part chains, independently owned parts stores, online automotive parts stores or marketplaces, wholesale distributors, auto deals, discount and mass merchandise stores, hardware stores, home stores and other retailers that sell vehicles parts and supplies chemicals, accessories, tools, and maintenance parts. Most of our competitors have greater financial and operational resources than we do.

Marketing Strategies

We have primarily relied upon organic growth, which is estimated to account for approximately 75% of our sales, Additionally, we market via Google reviews, our YouTube channel, Video Review, and advertising on Facebook.

Employees

We have 7 full-time employees:

●	Our Chief Executive Officer/Chief Financial Officer Tim Armes
●	President of our wholly owned subsidiary, Auto Parts 4 Less, Inc. Christopher Davenport
●	Customer Service Manager
●	Install Center Manager Robert

●	Customer assistant
●	Salesperson
●	Warehouse Manager

Raw Materials

We do not use raw materials in our business.

Target Markets

Our target markets include all users of auto parts.

Trademarks, Patents, Intellectual Properties

We have no trademarks, patents, or other intellectual property.

Seasonality

Our slowest sales cycle is in the Summer; our strongest sales cycle is in the Spring and tax season as well as Cyber Monday, and the day after Thanksgiving.

DESCRIPTION OF PROPERTY

Our corporate offices are located at 106 W. Mayflower, Las Vegas, Nevada 89030. Our offices are approximately 1,200 square feet, we pay rent of $1,000 per month, and our lease has been renewed to June 30, 2022.

Our Install/Retail center is located at 3065 N. Rancho Drive, Suite 122, Las Vegas, Nevada 89130. Our Install/Retail Center is approximately 2,500 square feet, we pay rent of $3,200 per month, and our lease expires on November 30, 2021.

Our warehouse is located at 106 W. Mayflower Avenue, North Las Vegas, Nevada 89030 Our warehouse is approximately 8,800 square feet, we pay rent of $6,400 per month and our lease has been renewed to June 30, 2022.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by a company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, crowdfunding round, a venture capital round, angel investment), or by conversion of certain instruments (e.g. convertible notes, preferred shares, or warrants) into stock. This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to number of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by us. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Please read the section below, related to this Offering, entitled “Dilution.”

THERE CAN BE NO ASSURANCE THAT WE WILL BE ABLE TO RECEIVE ANY SIGNIFICANT NET PROCEEDS FOR OUR OPERATIONS AND EXPANSION PLANS.

REGULATION A+

We are offering our Common Stock pursuant to rules by the SEC mandated under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. These offering rules are often referred to as “Regulation A+.” We are relying upon “Tier 2” of Regulation A+, which allows us to offer up to $50 million in a 12-month period. In accordance with the requirements of Tier 2 of Regulation A+, we will be required to publicly file annual, semiannual, and current event reports with the SEC after the qualification of the offering statement of which this Offering Circular forms a part of.

THE OFFERING

Issuer:

Shares Offered by :

A Minimum Purchase Price Per Investor of $500 at an Offering Price of $2.00

No Total Minimum Offering Amount per the entire Offering.

Total Maximum Offering Amount per the entire Offering of 7,500,000 Shares or $15,000,000.

Number of shares of Common Stock To be Outstanding after the Offering	8,680,963

Number of shares of Common Stock To be Outstanding after the Offering

A maximum of 7,500,000 shares of Common Stock will be issued if we raise $15,000,000 and when added to the current outstanding of Common Stock Shares will represent an aggregate outstanding Common Stock Shares of 8,680,963.

Note: The number of shares above expected to be outstanding after the completion of the offering is based off of our common stock outstanding at the time of filing of this Offering Circular (1,180,963) plus 7,500,000 shares maximum to be issued in the proposed offering. This outstanding count assumes that none of the holders of any of our Series C Preferred Stock and no holders of any of our outstanding convertible notes, warrants or options agree to convert or exercise their rights to receive the underlying common shares issuable under those respective agreements.

Price per Share:	$2.00

Use of Proceeds:	If we sell all of the Offered Shares of Common Stock being offered in this Offering, we will achieve gross proceeds of $15,000,000.

We intend to use the proceeds (assuming the sale by us of maximum proceeds of $15,000,000, as follows: (a) selling agent fees and offering expenses of $300,000; (b)  $2,000,000 for debt liquidation; (c) $1,500,000 for AutoParts4Less Website Development; (d) $4,000,000 for marketing and advertising; (e) $7,200,000 for working capital.

Dividend policy

 Holders of our Common Stock are only entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. We do not intend to pay dividends for the foreseeable future. Our ability to pay dividends to our stockholders in the future will depend on regulatory restrictions, liquidity and capital requirements, our earnings and financial condition, the general economic climate, our ability to service any equity or debt obligations senior to our Common Stock and other factors deemed relevant by our board of directors. For additional information, see “Dividend Policy.”

Risk Factors:	Investing in our Common Stock involves risks. See “Risk Factors” for a discussion of certain factors that you should carefully consider before making an investment decision.

ABOUT THIS CIRCULAR

We have prepared this Offering Circular to be filed with the Securities and Exchange Commission for our Offering of securities. The Offering Circular includes exhibits that provide more detailed descriptions of the matters discussed in this circular. You should rely only on the information contained in this circular and its exhibits. The Company has not authorized any person to provide you with any information different from that contained in this Offering Circular. The information contained in this Offering Circular is complete and accurate only as of the date of this Offering Circular, regardless of the time of delivery of this circular or sale of our Shares. This Offering Circular contains summaries of certain other documents, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto. All documents relating to this Offering and related documents and agreements, if readily available to us, will be made available to a prospective investor or its representatives upon request.

TAX CONSIDERATIONS

No information contained herein, nor in any prior, contemporaneous or subsequent communication should be construed by a prospective investor as legal or tax advice. We are not providing any tax advice as to the acquisition, holding or disposition of the securities offered herein. In making an investment decision, investors are strongly encouraged to consult their own tax advisor to determine the U.S. Federal, state and any applicable foreign tax consequences relating to their investment in our securities. This written communication is not intended to be “written advice,” as defined in Circular 230 published by the U.S. Treasury Department.

RISK FACTORS

An investment in our Common Stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this Offering Circular, before purchasing our Common Stock. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some statements in this Offering Circular, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Statement Regarding Forward-Looking Statements”.

RISKS RELATED TO OUR BUSINESS

There is substantial doubt as to whether we can continue as a going concern.

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. We have an accumulated deficit of $19,987,293 as of July 31, 2020 and have a working capital deficit at July 31, 2020 of $5,653,353. As of July 31, 2020, we only had cash and cash equivalents of $121,290. While we continue to grow our revenues, at this time, the three months ended July 31, 2020 was the first quarter we were able to achieve profitability from operations prior to interest and other expenses. While we believe we will continue to build on the results achieved in this quarter, our current liquidity position raises substantial doubt about our ability to continue as a going concern.

Management’s plan is to raise additional funds in the form of debt or equity in order to continue to fund losses until such time as revenues are able to sustain us. To date, the main source of funding has been through the issuance of convertible notes with provisions that allow the holder to convert the debt and accrued and unpaid interest at substantial discounts to the trading the price of our common stock and through factored promissory notes secured by substantially all of the assets of our operating subsidiary. The effect of the conversions for the six months ended July 31, 2020 and 2019, respectively, for the convertible notes has been to substantially dilute our existing holders of common stock. However, there is no assurance that management will be successful in being able to continue to obtain additional funding. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our financial results will fluctuate in the future, which makes them difficult to predict.

Our financial results may fluctuate in the future. Additionally, we have a limited operating history with the current scale of our business, which makes it difficult to forecast future results. As a result, you should not rely upon our past financial results as indicators of future performance. You should consider the risks and uncertainties frequently encountered by rapidly growing companies in evolving markets. Our financial results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

●	The extent to which COVID-19 outbreak will impact business and the economy is highly uncertain and cannot be predicted and may add to the risks described below.

●	Our ability to maintain and grow our user base.

●	Our suppliers may suffer downturns or financial instability.

●	Development and introduction of new products by our competitors.

●	Increases in marketing, sales, service, and other operating expenses that we may incur to grow and expand our operations and to remain competitive.

●	Our ability to maintain gross margins and operating margins;

●	Changes affecting our suppliers and other third-party service providers;

●	Adverse litigation judgments, settlements, or other litigation-related costs; and

●	Changes in business or macroeconomic conditions including regulatory changes.

Any one or a combination of the above factors may have a negative impact on our results of operations.

We cannot assure you that we will effectively manage our growth.

We intend to hire additional employees, offer new products from our suppliers, and launch new websites. The growth and expansion of our business create significant challenges for our management, operational, and financial resources, including managing multiple relationships and interactions with users, distributors, vendors, and other third parties. As we continue to grow and refine our information technology systems, internal management processes, internal controls and procedures and production processes may be inadequate to support our operations. To ensure success, we must continue to improve our operational, financial, and management processes and systems and to effectively expand, train, and manage our employee base. As we continue to grow, and implement more complex organizational and management structures, we may find it increasingly difficult to maintain the benefits of our corporate culture, including our current team’s efficiency and expertise, which could negatively affect our results of operations. Additionally, this expansion increases the complexity of our business and places significant strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. We may be unable to manage growth effectively, which could damage our reputation, limit our growth, and negatively affect our results of operations.

Our costs may grow more quickly than our revenues, which may negatively affect our potential profitability.

We expect our expenses to continue to increase in the future as we expand our product offerings and hire additional employees. We expect to continue to incur increasing costs, in particular for working capital to purchase inventory and marketing and to improve our technological tools. Our expenses may be greater than we anticipate which would have a negative impact on our results of operations and our ability to invest in expansion of our business.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

We depend on the continued services and performance of key members of our management team, including our Chief Executive Officer/Chief Financial Officer, Timothy Armes, and the president of our subsidiary, Auto Parts 4Less, Inc., Chris Davenport. If we cannot call upon our officers and/or key management personnel for any reason, our operations and development could be harmed. We do not carry key man life insurance. We have not yet developed a succession plan. Furthermore, as we grow, we will be required to hire and attract additional professionals in programming, accounting, legal, finance, marketing, customer services. We may be unable to locate or attract qualified individuals for such positions, which will affect our ability to grow and expand our business.

If we fail to acquire new customers, or fail to do so in a cost-effective manner, we may be unable to increase net revenue per active customer or continue to report profitable results of operations.

Our success depends on our ability to acquire customers in a cost-effective manner. In order to expand our customer base, we must appeal to and acquire customers who have historically used other means of commerce to purchase the goods we provide and may prefer alternatives to our offerings, such as traditional brick and mortar retailers, the websites of our competitors or our suppliers’ own websites. We have primarily relied upon our organic growth and our advertising through Facebook. We cannot assure you that the net profit from new customers we acquire will ultimately exceed the cost of acquiring those customers. If we fail to deliver a quality shopping experience, or if consumers do not perceive that the products, we offer to be economically advantageous, of high value and quality, we may be unable to acquire new customers. If we are unable to acquire new customers who purchase products in numbers sufficient to grow our business, we be unable to generate the scale necessary to drive beneficial effects with our suppliers, our net revenue may decrease, and our business, financial condition and operating results may be materially adversely affected.

Our success depends in part on our ability to increase our net revenue per active customers; if we fail to increase customer loyalty and repeat purchasing as well as maintain high levels of customer engagement, our growth prospects and revenue will be materially adversely affected.

Our ability to grow our business depends on our ability to retain our existing customer base and generate increased revenue and repeat purchases from this customer base and maintain high levels of customer engagement. To do this, we must continue to provide our customers and potential customers with a unified, convenient, efficient, and differentiated shopping experience. If we fail to increase net revenue per active customer, generate repeat purchases or maintain high levels of customer engagement and average order value, our growth prospects, operating results, and financial condition could be materially adversely affected.

Uncertain acceptance and maintenance of our company brand.

We believe that the establishment and maintenance of our brand that the public identifies with us is critical to attracting and expanding its customer base. No assurance can be given that our branding efforts will be successful. Promotion of brand awareness among users will depend, among other things, on our success in our organic growth, our marketing efforts, and the usability of our websites, none of which can be assured.

If we do not successfully optimize and operate our fulfillment network our business could be harmed.

If we do not adequately predict customer demand or otherwise optimize and operate our fulfillment network successfully, it could result in excess or insufficient fulfillment, or result in increased costs, impairment charges, or both, and harm our business in other ways. As we continue to add fulfillment capability or add new businesses with different requirements, our fulfillment networks become increasingly complex and operating them becomes more challenging. There can be no assurance that we will be able to operate our networks effectively. In addition, a failure to optimize inventory in our fulfillment network may increase our shipping cost. Orders from several of our websites are fulfilled primarily from a single location, and we have only a limited ability to reroute orders to third parties for drop-shipping.

We rely on a limited number of shipping companies to deliver inventory to us and completed orders to our customers. If we are unable to negotiate acceptable terms with these companies or they experience performance problems or other difficulties, it could negatively impact our operating results and customer experience. In addition, our ability to receive inbound inventory efficiently and ship completed orders to customers also may be negatively affected by inclement weather, fire, flood, power loss, earthquakes, labor disputes, acts of war or terrorism, acts of God, and similar factors.

Third parties either drop-ship or otherwise fulfill an increasing portion of our customers’ orders, and we are increasingly reliant on the reliability, quality, and future procurement of their services. Under some of our commercial agreements, we maintain the inventory of other companies, thereby increasing the complexity of tracking inventory and operating our fulfillment network. Our failure to properly handle such inventory or the inability of these other companies to accurately forecast product demand would result in unexpected costs and other harm to our business and reputation.

We may face inventory risks.

We are exposed to inventory risks that may adversely affect our operating results as a result of seasonality, new product launches by manufacturers, rapid changes in product cycles and pricing, defective merchandise, changes in consumer demand and consumer spending patterns, changes in consumer tastes with respect to our products, and other factors. We endeavor to accurately predict these trends and avoid overstocking or understocking products we sell. Demand for products, however, can change significantly between the time inventory is ordered and the date of sale. In addition, when we begin selling a new product, it may be difficult to establish vendor relationships, determine appropriate product selection, and accurately forecast demand. The acquisition of certain types of inventory may require significant lead-time and prepayment and may not be returnable. We plan to carry a broad selection of inventory and we may be unable to sell products in sufficient quantities or during the relevant selling seasons. Any one of the inventory risk factors set forth above may adversely affect our operating results.

Risks associated with the suppliers from whom our products are sourced could materially adversely affect our financial performance as well as our reputation and brand.

We depend on our ability to provide our customers with a wide range of products from qualified suppliers in a timely and efficient manner. Political and economic instability, the financial stability of suppliers, suppliers’ ability to meet our standards, labor problems experienced by suppliers, the availability of raw materials, merchandise quality issues, currency exchange rates, transport availability and cost, transport security, inflation, and other factors relating to the suppliers are beyond our control.

Our agreements with most of our suppliers do not provide for the long-term availability of merchandise or the continuation of particular pricing practices, nor do they usually restrict such suppliers from selling products to other buyers.

There can be no assurance that our current suppliers will continue to seek to sell us products on current terms or that we will be able to establish new or otherwise extend current supply relationships to ensure product acquisitions in a timely and efficient manner and on acceptable commercial terms. Our ability to develop and maintain relationships with reputable suppliers and offer high quality merchandise to our customers is critical to our success. If we are unable to develop and maintain relationships with suppliers that would allow us to offer a sufficient amount and variety of quality merchandise on acceptable commercial terms, our ability to satisfy our customers’ needs, and therefore our long-term growth prospects, would be materially adversely affected.

We depend on our suppliers to perform certain services regarding the products that we offer.

As part of offering our suppliers’ products for sale on our sites, they generally agree to conduct a number of traditional retail operations regarding their products, including maintaining inventory and preparing merchandise for shipment to our customers. We may be unable to ensure that these suppliers will continue to perform these services to our customers’ satisfaction in a manner that provides our customer with a unified brand experience or on commercially reasonable terms. If our customers become dissatisfied with the products and shipments provided by our suppliers, our business, reputation, and brands could suffer.

Our business may be adversely affected if we are unable to provide our customers a cost-effective shopping platform that is able to respond and adapt to rapid changes in technology.

The number of people who access the Internet through devices other than personal computers, including mobile phones, smartphones, handheld computers such as notebooks and tablets, video game consoles, and television set-top devices, has increased dramatically in the past few years. The smaller screen size, functionality, and memory associated with some alternative devices may make the use of our sites and purchasing our products more difficult. The versions of our sites developed for these devices may not be compelling to consumers. In addition, it is time consuming and costly to keep pace with rapidly changing and continuously evolving technology.

As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for alternative devices and platforms, and we may need to devote significant resources to the creation, support, and maintenance of such applications. If we are unable to attract consumers to our websites through these devices or are slow to develop a version of our websites that is more compatible with alternative devices or a mobile application, we may fail to capture a significant share of consumers which could adversely affect our business.

Further, we continually upgrade existing technologies and business applications, and we may be required to implement new technologies or business applications in the future. The implementation of upgrades and changes requires significant investments. Our results of operations may be affected by the timing, effectiveness and costs associated with the successful implementation of any upgrades or changes to our systems and infrastructure. In the event that it is more difficult for our customers to buy products from us on their mobile devices, or if our customers choose not to buy products from us on their mobile devices or to use mobile products that do not offer access to our websites, our customer growth could be harmed and our business, financial condition and operating results may be materially adversely affected.

Significant merchandise returns could harm our business.

We allow our customers to return products, subject to our return policy. If merchandise returns are significant, our business, prospects, financial condition, and results of operations could be harmed. Many of our products are large and require special handling and delivery. From time to time our products are damaged in transit, which can increase return rates and harm our brand.

We may be subject to product liability claims if people or property are harmed by the products we sell.

Some of the products we sell may expose us to product liability claims relating to personal injury, death, or environmental or property damage, and may require product recalls or other actions. Although we maintain liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. In addition, some of our agreements with our vendors and sellers do not indemnify us from product liability.

We are subject to risks related to online payment methods.

We accept payments using a variety of methods, including credit card, debit card, PayPal, and gift cards. As we offer new payment options to consumers, we may be subject to additional regulations, compliance requirements and fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. We are also subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. As our business changes, we may also be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card and debit card payments from consumers or facilitate other types of online payments. If any of these events were to occur, our business, financial condition and operating results could be materially adversely affected.

We occasionally receive orders placed with fraudulent credit card data. We may suffer losses as a result of orders placed with fraudulent credit card data even if the associated financial institution approved payment of the orders. Under current credit card practices, we may be liable for fraudulent credit card transactions. If we are unable to detect or control credit card fraud, our liability for these transactions could harm our business, financial condition, and results of operations.

We could be harmed by data loss or other security breaches.

As a result of our services being web-based and the fact that we process, store, and transmit large amounts of data, including personal information, for our customers, failure to prevent or mitigate data loss or other security breaches could expose us or our customers to a risk of loss or misuse of such information, adversely affect our operating results, result in litigation or potential liability for us, and otherwise harm our business. We use third party technology and systems for a variety of reasons, including, without limitation, encryption and authentication technology, employee email, content delivery to customers, back-office support, and other functions. Although we have developed systems and processes that are designed to protect customer information and prevent data loss and other security breaches, including systems and processes designed to reduce the impact of a security breach, such measures cannot provide absolute security.

We face risks related to system interruption and lack of redundancy.

We may experience occasional system interruptions and delays that make our websites and services unavailable or slow to respond and prevent us from efficiently fulfilling orders which may reduce our net sales and the attractiveness of our products. If we are unable to continually add software and hardware, effectively upgrade our systems and network infrastructure, and take other steps to improve the efficiency of our systems, it could cause system interruptions or delays and adversely affect our operating results.

Our computer and communications systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failure, earthquakes, acts of war or terrorism, acts of God, computer viruses, physical or electronic break-ins, and similar events or disruptions. Any of these events could cause system interruption, delays, and loss of critical data, and could prevent us from accepting and fulfilling customer orders which could make our products less attractive and subject us to liability. Our systems are not fully redundant, and our disaster recovery planning may not be sufficient. In addition, we may have inadequate insurance coverage to compensate for any related losses. Any of these events could damage our reputation and be expensive to remedy.

If demand for our products slows, then our business may be materially adversely affected.

Demand for the products we sell may be affected by a number of factors we cannot control, including:

●

Number of older vehicles in service since vehicles seven years old or older are generally no longer under the original vehicle manufacturers’ warranties and tend to need more maintenance and repair than newer vehicles.

●

Rising energy prices. Increases in energy prices may cause our customers to defer purchases of certain of our products as they use a higher percentage of their income to pay for gasoline and other energy costs and may drive their vehicles less, resulting in less wear and tear and lower demand for repairs and maintenance.

●	Periods of declining economic conditions, consumers may reduce their discretionary spending by deferring vehicle maintenance or repair or affect our customers’ ability to obtain credit.

●

Milder weather conditions may lower the failure rates of automotive parts, while extended periods of rain and winter precipitation may cause our customers to defer maintenance and repair on their vehicles. Extremely hot or cold conditions may enhance demand for our products due to increased failure rates of our customers’ automotive parts.

●	Advances in automotive technology, such as electric vehicles, and parts design can result in cars needing maintenance less frequently and parts lasting longer.

●	Number of miles vehicles are driven annually (higher vehicle mileage increases the need for maintenance and repair and mileage levels may be affected by gas prices, ride sharing and other factors).

●	Quality of the vehicles manufactured by the original vehicle manufacturers and the length of the warranties or maintenance offered on new vehicles.

●

Restrictions on access to telematics and diagnostic tools and repair information imposed by the original vehicle manufacturers or by governmental regulation (these restrictions may cause vehicle owners to rely on dealers to perform maintenance and repairs).

These factors could result in a decline in the demand for our products, which could adversely affect our business and overall financial condition.

If we are unable to compete successfully against other businesses that sell the products that we sell, we could lose customers and our sales and profits may decline.

The sale of automotive parts, accessories and maintenance items is highly competitive, and sales volumes are dependent on many factors, including name recognition, product availability, customer service, store location and price. Our competitors include national, regional, and local auto parts chains, independently owned parts stores, online automotive parts stores or marketplaces, wholesale distributors, auto dealers and other retailers that sell aftermarket vehicle parts and supplies, chemicals, accessories, tools, and maintenance parts. Our competitors may gain competitive advantages, such as greater financial and marketing resources allowing them to sell automotive products at lower prices, larger stores with more merchandise, longer operating histories, more frequent customer visits and more effective advertising. Online and multi-channel retailers often focus on delivery services, offering customers faster, guaranteed delivery times and low-price or free shipping. Online businesses have lower operating costs than we do. Many of our competitors are able to compete more effectively in the commercial market on the basis of customer service, merchandise quality, selection and availability, price, product warranty, distribution locations and the strength of their brand name, trademarks and service marks, some automotive aftermarket participants have been in business for substantially longer periods of time than we have, and as a result have developed long-term customer relationships and have large available inventories. If we are unable to profitably develop new commercial customers, our sales growth may be limited.

Consolidation among our competitors may negatively impact our business.

Historically some of our competitors have merged. Consolidation among our competitors could enhance their market share and financial position, provide them with the ability to achieve better purchasing terms and provide more competitive prices to customers for whom we compete, and allow them to utilize merger synergies and cost savings to increase advertising and marketing budgets to more effectively compete for customers. Consolidation by our competitors could also increase their access to local market parts assortment. These consolidated competitors could take sales volume away from us in certain markets, could achieve greater market penetration, could cause us to change our pricing with a negative impact on our margins or could cause us to spend more money to maintain customers or seek new customers, all of which could negatively impact our business.

Our failure to protect our reputation could have a material adverse effect on our brand name and profitability.

The value in our brand name and its continued effectiveness in driving our sales growth are dependent to a significant degree on our ability to maintain our reputation for safety, high product quality, friendliness, service, trustworthy advice, integrity, and business ethics. Any negative publicity about these areas could damage our reputation and may result in reduced demand for our merchandise. The increasing use of technology also poses a risk as customers are able to quickly compare products and prices and use social media to provide feedback in a manner that is rapidly and broadly dispersed. Our reputation could be impacted if customers have a bad experience and share it over social media.

Failure to comply with ethical, social, product, labor, environmental and anti-corruption standards could also jeopardize our reputation and potentially lead to various adverse actions by consumer or environmental groups, employees, or regulatory bodies.

Failure to comply with applicable laws and regulations, to maintain an effective system of internal controls or to provide accurate and timely financial statement information could also hurt our reputation. If we fail to comply with existing or future laws or regulations, we may be subject to governmental or judicial fines or sanctions, while incurring substantial legal fees and costs. In addition, our capital and operating expenses could increase due to implementation of and compliance with existing and future laws and regulations or remediation measures that may be required if we are found to be noncompliant with any existing or future laws or regulations. The inability to pass through any increased expenses through higher prices would have an adverse effect on our results of operations.

Damage to our reputation or loss of consumer confidence for any of these or other reasons could have a material adverse effect on our results of operations and financial condition, as well as require additional resources to rebuild our reputation.

Our business, financial condition, results of operations and cash flows may be affected by litigation.

We are involved in lawsuits, regulatory investigations, governmental and other legal procedures, arising out of the ordinary course of business. Legal action may be material and may adversely affect our business, results of operations, financial condition, and cash flows.

We rely heavily on our information technology systems for our key business processes. Any failure or interruption in these systems could have a material adverse impact on our business.

We rely extensively on our information technology systems, some of which are managed or provided by third-party service providers, to manage inventory, communicate with customers, process transactions, and summarize results. Our systems and the third-party systems we rely on are subject to damage or interruption from power outages, telecommunications failures, computer viruses, security breaches, malicious cyber-attacks, catastrophic events, and design or usage errors by contractors or third-party service providers. Although we and our third-party service providers work diligently to maintain our respective systems, we may not be successful in doing so.

If our systems are damaged or fail to function properly, we may incur substantial costs to repair or replace them, and may experience loss of critical data and interruptions or delays in our ability to manage inventories or process transactions, which could result in lost sales, inability to process purchase orders and/or a potential loss of customer loyalty, which could adversely affect our results of operations.

Our business is in the process of developing and implementing various information systems, as well as modifying existing systems. These technological changes will require significant investment of human and financial resources, and our business may experience significant delays, costs increases and other obstacles with these projects. Although we have invested significant resources during our planning, project management and training, implementation issues may arise which may disrupt our operations and negatively impact our business operations, financial condition, and cash flows.

Government regulation of the internet and e-commerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the internet and e-commerce. Existing and future regulations and laws could impede the growth of the Internet, e-commerce, or mobile commerce. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, content protection, electronic contracts and communications, consumer protection, Internet neutrality and gift cards. It is not clear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the Internet as the vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or e-commerce. It is possible that general business regulations and laws, or those specifically governing the Internet or e-commerce, may be interpreted, and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices have complied, comply, or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our sites by consumers and suppliers and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations. In addition, it is possible that governments of one or more countries may seek to censor content available on our sites or may even attempt to completely block access to our sites. Adverse legal or regulatory developments could substantially harm our business. In particular, in the event that we are restricted, in whole or in part, from operating in one or more countries, our ability to retain or increase our customer base may be adversely affected, and we may not be able to maintain or grow our net revenue and expand our business as anticipated.

Failure to comply with federal, state and international laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could adversely affect our business and our financial condition.

A variety of federal, state, and international laws and regulations govern the collection, use, retention, sharing, export, and security of consumer data. Laws and regulations relating to privacy, data protection and consumer protection are evolving and subject to potentially differing interpretations. These requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, requirements, and obligations. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any federal, state or international privacy or consumer protection related laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand and business, and may result in claims, proceedings or actions against us by governmental entities or others or other liabilities or require us to change our operations and/or cease using certain data sets. Any such claim, proceeding or action could hurt our reputation, brand and business, force us to incur significant expenses in defense of such proceedings, distract our management, increase our costs of doing business, result in a loss of customers and suppliers and may result in the imposition of monetary penalties. We may also be contractually required to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any laws, regulations or other legal obligations relating to privacy or consumer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business.

Federal, state, and international governmental authorities continue to evaluate the privacy implications inherent in the use of third-party “cookies” and other methods of online tracking for behavioral advertising and other purposes. U.S. and foreign governments have enacted, have considered or are considering legislation or regulations that could significantly restrict the ability of companies and individuals to engage in these activities, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, which could if widely adopted result in the use of third-party cookies and other methods of online tracking becoming significantly less effective. The regulation of the use of these cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new customers on cost-effective terms and consequently, materially adversely affect our business, financial condition and operating results.

In addition, various federal, state, and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection and consumer protection. Any such changes may force us to incur substantial costs or require us to change our business practices. This could compromise our ability to pursue our growth strategy effectively and may adversely affect our ability to acquire customers or otherwise harm our business, financial condition, and operating results.

A privacy breach could damage our reputation and our relationship with our customers, expose us to litigation risk and adversely affect our business.

As part of our normal course of business, we collect, process, and retain sensitive and confidential customer information. Despite security measures we have in place, our facilities and systems may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human errors, or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure of confidential information could severely damage our reputation and our relationships with our customers, expose us to risks of litigation and liability and adversely affect our business.

Our Articles of Incorporation exculpates our officers and directors from certain liability to us or our stockholders.

Our Articles of Incorporation contain a provision limiting the liability of our officers and directors for their acts or failures to act, except for acts involving intentional misconduct, fraud, or a knowing violation of law. This limitation on liability may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our stockholders from suing our officers and directors based upon breaches of their duties to us. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Business disruptions could affect our operating results

A significant portion of our development activities and certain other critical business operations are concentrated in a few geographic areas. A major earthquake, fire or other catastrophic event that results in the destruction or disruption of any of our critical facilities could severely affect our ability to conduct normal business operations and, as a result, our future financial results could be materially and adversely affected.

We expect to incur substantial expenses to meet our reporting obligations as a public company.

We estimate that it will cost a minimum of $125,000 annually to maintain the current level of management and financial controls for our filings required as a public reporting company, funds that would otherwise be spent for our business operations. Our public reporting costs may increase over time, which will increase our expenses and may decrease our potential profitability.

Because the President of our wholly owned subsidiary has a controlling interest in our voting shares, he can exert significant control over our business and affairs.

The President of our wholly owned subsidiary, Auto Parts 4 Less, Inc. Christopher Davenport, beneficially owns a controlling interest of our outstanding voting stock, specifically controlling 85.5% of the 20,000 shares of Series B Preferred Stock authorized, each share of which entitles the holder to vote on all shareholder manners in total equal to 66.7% of the total vote As a result, the President of our wholly owned subsidiary will have significant influence and control over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including the following actions:

●	to elect or defeat the election of our directors.
●	to amend or prevent amendment of our certificate of incorporation or by-laws.
●	to effect or prevent a merger, sale of assets or other corporate transaction.
●	to control the outcome of any other matter submitted to our stockholders for a vote.

This concentration of ownership by itself may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for our common stock, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

There are potential conflicts of interest between the interests of common shareholders and the ownership interests of the holders of Series B and C preferred stock.

The certificates of designation of our Series B and C preferred stock contain provisions which provide for super voting rights and conversion rights for the holders of those preferred shares. The result of this is that those holders are not affected by events or transactions which dilute common shareholders until such time as they convert their preferred shares to common shares. In the past, we have issued what are commonly referred to as “toxic” convertible securities. The effect of these issuances resulted in substantial dilution over the past few years to common shareholders. These have had no effect on voting rights or conversion rights of the Series B and C preferred stockholders. Accordingly, there are potential and actual conflicts of interests between the interests of the Series B and C preferred shareholders interests and the interests of our common shareholders. In future periods, if we are unable to maintain profitability of our operations, common shareholders could again become subject to these types of dilution events and transactions.

We will need substantial additional funding to continue our operations, which could result in dilution to our stockholders; we may be unable to raise capital when needed, if at all, which could cause us to have insufficient funds to pursue our operations, or to delay, reduce or eliminate our development of new programs or commercialization efforts.

We expect to incur additional costs associated with operating as a public company and to require substantial additional funding to continue to pursue our business and our expansion plans. We may also encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that may increase our capital needs and/or cause us to spend our cash resources faster than we expect. Accordingly, we expect that we will need to obtain substantial additional funding in order to continue our operations. To date, we have financed our operations entirely through equity investments by related parties and other investors and the incurrence of debt. We expect to continue to do so in the foreseeable future. Additional funding from those or other sources may not be available when or in the amounts needed, on acceptable terms, or at all. If we raise capital through the sale of equity, or securities convertible into equity, it will result in dilution to our existing stockholders, which could be significant depending on the price at which we may be able to sell our securities. If we raise additional capital through the incurrence of additional indebtedness, we will likely become subject to further covenants restricting our business activities, and holders of debt instruments may have rights and privileges senior to those of our equity investors. In addition, servicing the interest and principal repayment obligations under debt facilities could divert funds that would otherwise be available to support development of new programs and marketing to current and potential new clients. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce, or eliminate development of new programs or future marketing efforts. Any of these events could significantly harm our business, financial condition, and prospects.

We do not have an independent board of directors which could create a conflict of interests and pose a risk from a corporate governance perspective.

Our Board of Directors consists mostly of current executive officers and consultants, which means that we do not have any outside or independent directors. The lack of independent directors:

●	May prevent the Board from being independent from management in its judgments and decisions and its ability to pursue the Board responsibilities without undue influence.

●	May present us from providing a check on management, which can limit management taking unnecessary risks.

●	Create potential for conflicts between management and the diligent independent decision-making process of the Board.

●	Present the risk that our executive officers on the Board may have influence over their personal compensation and benefits levels that may not be commensurate with our financial performance.

●	Deprive us of the benefits of various viewpoints and experience when confronting challenges that we face.

Because officers serve on our Board of Directors, it will be difficult for the Board to fulfill its traditional role as overseeing management.

Because we do not have a nominating or compensation committee, shareholders will have to rely on the entire board of directors, no members of which are independent, to perform these functions.

We do not have a nominating or compensation committee, or any such committee comprised of independent directors. The board of directors performs these functions. No members of the board of directors are independent directors. Thus, there is a potential conflict in that board members who are also part of management will participate in discussions concerning management compensation and audit issues that may affect management decisions.

We may have difficulty obtaining officer and director coverage or obtaining such coverage on favorable terms or financially be unable to obtain any such coverage, which may make it difficult for our attracting and retaining qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage or financially be unable to obtain such coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We are required to comply with certain provisions of Section 404 of the Sarbanes-Oxley Act of 2002 and if we fail to comply in a timely manner, our business could be harmed, and our stock price could decline.

Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require an annual assessment of internal controls over financial reporting, and for certain issuers an attestation of this assessment by the issuer’s independent registered public accounting firm. The standards that must be met for management to assess the internal controls over financial reporting as effective are evolving and complex, and require significant documentation, testing, and possible remediation to meet the detailed standards.

We expect to incur expenses and to devote resources to Section 404 compliance on an ongoing basis. It is difficult for us to predict how long it will take or costly it will be to complete the assessment of the effectiveness of our internal control over financial reporting for each year and to remediate any deficiencies in our internal control over financial reporting. As a result, we may not be able to complete the assessment and remediation process on a timely basis. In addition, although attestation requirements by our independent registered public accounting firm are not presently applicable to us, we could become subject to these requirements in the future and we may encounter problems or delays in completing the implementation of any resulting changes to internal controls over financial reporting. Our internal control over financial reporting presently are not effective as defined under Section 404, we cannot predict how the market prices of our shares will be affected; however, we believe that there is a risk that investor confidence and share value may be negatively affected.

These and other new or changed laws, rules, regulations, and standards are, or will be, subject to varying interpretations in many cases due to their lack of specificity. As a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Our efforts to comply with evolving laws, regulations and standards are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Further, compliance with new and existing laws, rules, regulations, and standards may make it more difficult and expensive for us to maintain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. Members of our board of directors and our principal executive officer and principal financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified directors and executive officers, which could harm our business. We continually evaluate and monitor regulatory developments and cannot estimate the timing or magnitude of additional costs we may incur as a result.

COVID-19 RELATED RISKS

The outbreak of the coronavirus may negatively impact sourcing and manufacturing of the products that we sell as well as consumer spending, which could adversely affect our business, results of operations and financial condition.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which has and is continuing to spread throughout China and other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a “Public Health Emergency of International Concern.” On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a “pandemic”. The significant outbreak of COVID-19 has resulted in a widespread health crisis that could adversely affect the economies and financial markets worldwide, and could adversely affect our business, results of operations and financial condition.

The outbreak of the COVID-19 may adversely affect our supply chain.

The worldwide outbreak of coronavirus could adversely affect our business, results of operations and financial condition. The coronavirus outbreak may materially impact sourcing and manufacturing of the products we sell online that are manufactured by overseas manufacturers and materials for our products that are sourced by overseas suppliers and in other affected regions. Travel into other countries may be restricted, which may impact our manufacturers’ ability to obtain necessary materials and inhibit travel of manufacturers and material suppliers. Additionally, there are potential factory closures, inability to obtain materials, disruptions in the supply chain and potential disruption of transportation of goods produced in other countries adversely impacted by the coronavirus outbreak, or threat or perceived threat of such outbreak. As a result, we may be unable to obtain adequate inventory or samples sources from these regions, which could adversely affect our business, results of operations and financial condition.

The outbreak of the COVID-19 may adversely affect our customers.

Further, such risks as described above could also adversely affect our customers’ financial condition, resulting in reduced spending for the merchandise we sell. Risks related to an epidemic, pandemic, or other health crisis, such as COVID-19, could also lead to the complete or partial closure of one or more of our facilities or operations of our sourcing partners. The ultimate extent of the impact of any epidemic, pandemic or other health crisis on our business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of such epidemic, pandemic or other health crisis and actions taken to contain or prevent their further spread, among others. These and other potential impacts of an epidemic, pandemic, or other health crisis, such as COVID-19, could therefore materially and adversely affect our business, financial condition, and results of operations.

THE OUTBREAK OF COVID-19 HAS RESULTED IN A WIDESPREAD HEALTH CRISIS THAT COULD ADVERSELY AFFECT THE ECONOMIES AND FINANCIAL MARKETS WORLDWIDE AND COULD EXPONENTIALLY INCREASE THE RISK FACTORS DESCRIBED ABOVE AND BELOW.

RISKS RELATED TO OUR SECURITIES

Shareholders may be diluted significantly through our efforts to obtain financing and satisfy obligations through the issuance of additional shares of our common stock.

We may rely on equity sales of common stock to fund operations. We may conduct further equity and/or convertible debt offerings in the future to finance operations or other projects that it decides to undertake. If common stock is issued in return for additional funds, or upon conversion or exercise of outstanding convertible debentures or warrants, the price per share could be lower than that paid by existing common stockholders. If we issue additional shares of common stock, your percentage interest will be lower. This condition, often referred to as “dilution”, could result in a reduction in the per share value of your shares of common stock. Our Board of Directors will attempt to use non-cash consideration to satisfy obligations. In many instances, we believe that the non-cash consideration will consist of restricted shares of our common stock. Our Board of Directors has authority, without action or vote of the shareholders, to issue all or part of the authorized but unissued shares of common stock. In addition, if a trading market develops for our common stock, we may attempt to raise capital by selling shares of our common stock, possibly at a discount to market. The foregoing actions will result in dilution of the ownership interests of existing shareholders, may further dilute common stock book value, and that dilution may be material. To the extent that the cash flow from operations are insufficient to fund our operations, we will be required to raise additional capital through equity or debt financing. Any additional equity financing may be dilutive to shareholders, and debt financing, if available, may involve significant restrictive covenants.

Sales of our Common Stock being registered herein on behalf of GC and the subsequent resale of those shares will have a material dilutive effect upon our shares and will likely have a depressive effect on the market price of our Common Stock, which we have addressed in risk factors at page 29.

The trading price of our common stock may fluctuate significantly.

Volatility in the trading price of our common stock may prevent you from being able to sell your shares of our common stock at prices equal to or greater than your purchase price. The trading price of our common stock could fluctuate significantly for various reasons, including:

●	our operating and financial performance and prospects;

●	our quarterly or annual earnings or those of other companies in our industry;

●	the public’s reaction to our press releases, COVID-19, other public announcements and filings with the Securities and Exchange Commission, or SEC;

●	changes in earnings estimates or recommendations by research analysts who track our common stock or the stock of other companies in our industry;

●	strategic actions by us or our competitors;

●	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

●	changes in accounting standards, policies, guidance, interpretations, or principles;

●	changes in general economic conditions in the U.S. and global economies or financial markets, including such changes resulting from war or incidents of terrorism; and

●	sales of our common stock by us or members of our management team.

In addition, recently, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the trading price of securities issued by many companies. The changes frequently occur irrespective of the operating performance of the affected companies. Hence, the trading price of our common stock could fluctuate based upon factors that have little or nothing to do with our business.

We are subject to penny stock regulations and restrictions and you may have difficulty selling shares of our common stock.

Our Common Stock is subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934 (the “Exchange Act”), commonly referred to as the “penny stock rule.” Section 15(g) sets forth certain requirements for transactions in penny stock, and Rule 15g-9(d) incorporates the definition of “penny stock” that is found in Rule 3a51-1 of the Exchange Act. The Securities and Exchange Commission (the “SEC”) generally defines a penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. We are subject to the SEC’s penny stock rules.

Since our Common Stock is deemed to be penny stock, trading in the shares of our Common Stock is subject to additional sales practice requirements on broker-dealers who sell penny stock to persons other than established customers and accredited investors. “Accredited investors” are persons with assets in excess of $1,000,000 (excluding the value of such person’s primary residence) or annual income exceeding $200,000 or $300,000 together with their spouse. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have the purchaser’s written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, except in certain circumstances, the rules require the delivery, prior to the first transaction of a risk disclosure document, prepared by the SEC, relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in an account and information to the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealer to trade and/or maintain a market in our Common Stock and may affect the ability of our stockholders to sell their shares of Common Stock.

There can be no assurance that our shares of Common Stock will qualify for exemption from the “penny stock rule”. In any event, even if our Common Stock was exempt from the “penny stock rule”, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock if the SEC finds that such a restriction would be in the public interest.

Because we are quoted on the otcmarkets.com instead of an exchange or national quotation system, our investors may have a more difficult time selling their stock or experience negative volatility on the market price of our stock.

Our common stock is traded on the OTCMarkets.com. The OTCMarkets.com is often highly illiquid. There is a greater chance of volatility for securities that trade on the OTCMarkets.com as compared to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available price quotations, the absence of consistent administrative supervision of bid and ask quotations, lower trading volume, and market conditions. Investors in our common stock may experience high fluctuations in the market price and volume of the trading market for our securities. These fluctuations, when they occur, have a negative effect on the market price for our securities. Accordingly, for the reasons above, our stockholders may not be able to realize a fair price from their shares when they determine to sell them or may have to hold them for a substantial period of time until the market for our common stock improves.

An investment in our shares is highly speculative.

The shares of our common stock are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire amount invested in the common stock. Before purchasing any of the shares of common stock, you should carefully consider the risk factors contained herein relating to our business and prospects. If any of the risks presented herein actually occur, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

The market price of our Common Stock may fluctuate significantly in the future.

We expect that the market price of our Common Stock may fluctuate in response to one or more of the following factors, many of which are beyond our control:

●	competitive pricing pressures.
●	our ability to market our services on a cost-effective and timely basis.
●	changing conditions in the market.
●	changes in market valuations of similar companies.
●	stock market price and volume fluctuations generally.
●	regulatory developments.
●	fluctuations in our quarterly or annual operating results.
●	additions or departures of key personnel.
●	future sales of our Common Stock or other securities.

The price at which you purchase shares of our Common Stock may not be indicative of the price that will prevail in the trading market. Shareholders may experience wide fluctuations in the market price of our securities. These fluctuations may have a negative effect on the market price of our securities and may prevent a shareholder from obtaining a market price equal to the purchase price such shareholder paid when the shareholder attempts to sell our securities in the open market. In these situations, the shareholder may be required either to sell our securities at a market price, which is lower than the purchase price the shareholder paid, or to hold our securities for a longer period than planned. An inactive or low trading market may also impair our ability to raise capital by selling shares of capital stock. You may be unable to sell your shares of Common Stock at or above your purchase price, which may result in substantial losses to you and which may include the complete loss of your investment. Any of the risks described above could adversely affect our sales and profitability and the price of our Common Stock.

Any market that develops in shares of our common stock will be subject to the penny stock regulations and restrictions pertaining to low priced stocks that will create a lack of liquidity and make trading difficult or impossible.

The trading of our securities will be in the over-the-counter market, which is commonly referred to as the OTC Pink as maintained by FINRA. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the price of our securities.

Rule 3a51-1 of the Exchange Act establishes the definition of a “penny stock,” for purposes relevant to us, as any equity security that has a minimum bid price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to a limited number of exceptions that are not available to us. It is likely that our shares will be penny stocks for the immediately foreseeable future. This classification severely and adversely affects any market liquidity for our common stock.

For any transaction involving a penny stock, unless exempt, the penny stock rules require that a broker or dealer approve a person’s account for transactions in penny stocks and the broker or dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person’s account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience and objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and that that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form, sets forth:

- the basis on which the broker or dealer made the suitability determination, and

- that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also must be made about the risks of investing in penny stocks in public offerings and in secondary trading and commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Additionally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Because of these regulations, broker-dealers may not wish to engage in the above-referenced necessary paperwork and disclosures and/or may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling shareholders or other holders to sell their shares in any secondary market and have the effect of reducing the level of trading activity in any secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities when our securities become publicly traded. In addition, the liquidity for our securities may decrease, with a corresponding decrease in the price of our securities. Our shares, probably, will be subject to such penny stock rules for the foreseeable future and our shareholders will likely find it difficult to sell their securities.

Effective internal controls are necessary for us to provide reliable financial reports and to effectively prevent fraud. We maintain a system of internal control over financial reporting, which is defined as a process designed by, or under the supervision of, our principal executive officer and principal financial officer, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Financial Industry Regulatory Authority, Inc. (“FINRA”) sales practice requirements may limit a shareholder’s ability to buy and sell our Common Stock.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our Common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Our stock is thinly traded, sale of your holding may take a considerable amount of time.

The shares of our Common Stock are thinly traded on the OTC Pink Market, meaning that the number of persons interested in purchasing our Common Stock at or near bid prices at any given time may be relatively small or non-existent. Consequently, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Market liquidity will depend on the perception of our operating business and any steps that our management might take to bring us to the awareness of investors. There can be no assurance given that there will be any awareness generated. Consequently, investors may be unable to liquidate their investment or liquidate it at a price that reflects the value of the business. As a result, holders of our securities may not find purchasers for our securities should they to sell securities held by them. Consequently, only investors having no need for liquidity in their investment should purchase our securities and who can hold our securities for an indefinite period. We cannot give you any assurance that a broader or more active public trading market for our Common Stock will develop or be sustained, or that current trading levels will be sustained. Due to these conditions, we can give you no assurance that you will be able to sell your shares at or near bid prices or at all if you need money or otherwise desire to liquidate your shares.

Shares eligible for future sale may adversely affect the market.

From time to time, certain of our stockholders may be eligible to sell all or some of their shares of Common Stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144 promulgated under the Securities Act, subject to certain limitations. In general, pursuant to amended Rule 144, non-affiliate stockholders may sell freely after six months subject only to the current public information requirement. Affiliates may sell after six months subject to the Rule 144 volume, manner of sale (for equity securities), current public information and notice requirements. Any substantial sales of our Common Stock pursuant to Rule 144 may have a material adverse effect on the market price of our Common Stock.

Our annual and quarterly results may fluctuate, which may cause substantial fluctuations in our Common Stock price.

Our annual and quarterly operating results may in the future fluctuate significantly depending on factors including the timing of purchase orders, new product releases by us and other companies, gain or loss of significant customers, price discounting of our product, the timing of expenditures, product delivery requirements and economic conditions. Revenues related to our product are required to be recognized upon satisfaction of all applicable revenue recognition criteria. The recognition of revenues from our product is dependent on several factors, including, but not limited to, the terms of any license agreement and the timing of implementation of our products by our customers.

Any unfavorable change in these or other factors could have a material adverse effect on our operating results for a particular quarter or year, which may cause downward pressure on our Common stock price. We expect quarterly and annual fluctuations to continue for the foreseeable future.

We have never paid cash dividends and do not anticipate doing so in the foreseeable future.

We have never declared or paid cash dividends on our common shares. We currently plan to retain any earnings to finance the growth of our business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on our financial condition, results of operations and capital requirements, as well as other factors deemed relevant by our board of directors.

The Nevada Revised Statute contains provisions that could discourage, delay, or prevent a change in our control, prevent attempts to replace or remove current management and reduce the market price of our stock.

We are subject to the anti-takeover provisions of the NRS. Depending on the number of residents in the state of Nevada who own our shares, we could be subject to the provisions of Sections 78.378 et seq. of the Nevada Revised Statutes which, unless otherwise provided in our articles of incorporation or by-laws, restricts the ability of an acquiring person to obtain a controlling interest of 20% or more of our voting shares. Our articles of incorporation and by-laws do not contain any provision which would currently keep the change of control restrictions of Section 78.378 from applying to us.

We are subject to the provisions of Sections 78.411 et seq. of the Nevada Revised Statutes. In general, this statute prohibits a publicly held Nevada corporation from engaging in a “combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the combination or the transaction by which the person became an interested stockholder is approved by the corporation’s board of directors before the person becomes an interested stockholder. After the expiration of the three-year period, the corporation may engage in a combination with an interested stockholder under certain circumstances, including if the combination is approved by the board of directors and/or stockholders in a prescribed manner, or if specified requirements are met regarding consideration. The term “combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 10% or more of the corporation’s voting stock. A Nevada corporation may “opt out” from the application of Section 78.411 et seq. through a provision in its articles of incorporation or by-laws. We have not “opted out” from the application of this section.

The forward-looking statements contained herein report may prove incorrect.

This filing contains certain forward-looking statements, including among others: (i) anticipated trends in our financial condition and results of operations; (ii) our business strategy for expanding our business into various foreign countries; and (iii) our ability to distinguish ourselves from our current and future competitors. These forward-looking statements are based largely on our current expectations and are subject risks and uncertainties. Actual results could differ materially from these forward-looking statements. In addition to the other risks described elsewhere in this “Risk Factors” discussion, important factors to consider in evaluating such forward-looking statements include: (i) changes to external competitive market factors or in our internal budgeting process which might impact trends in our results of operations; (ii) anticipated working capital or other cash requirements; (iii) changes in our business strategy or an inability to execute our strategy due to unanticipated changes in our business; and (iv) various competitive factors that may prevent us from competing successfully in the marketplace. Considering these risks and uncertainties, many of which are described in greater detail elsewhere in this “Risk Factors” discussion, there can be no assurance that the events predicted in forward-looking statements contained in this Offering Circular will, in fact, transpire.

Our stock price may be volatile, which may result in losses to our shareholders.

The stock markets have experienced significant price and trading volume fluctuations, and the market prices of companies listed on the OTCPNK quotation system in which shares of our common stock are listed, have been volatile in the past and have experienced sharp share price and trading volume changes. The trading price of our common stock is likely to be volatile and could fluctuate widely in response to many factors, including the following, some of which are beyond our control:

Shareholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks can be negatively affected from patterns of fraud and abuse.

Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the volatility of our share price.

Our Articles of Incorporation exculpates our officers and directors from certain liability to us or our stockholders.

Our Articles of Incorporation contain a provision that no director or officer will be personally liable to us or our stockholders for damages regarding breaches of fiduciary duty. This limitation on liability may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our stockholders from suing our officers and directors based upon breaches of their duties to us. We may also have contractual indemnification obligations under our employment agreements with our officers. The foregoing indemnification obligations could result in our incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which we may be unable to recoup. Additionally, these provisions and resultant costs may also discourage our bringing a lawsuit against directors and officers for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by our shareholders against our directors and officers, even though such actions, if successful, might otherwise benefit us and our shareholders. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Litigation may adversely affect our business, financial condition, and results of operations

From time to time in the normal course of its business operations, we may become subject to litigation that may result in liability material to our financial statements as a whole or may negatively affect our s operating results if changes to our business operations are required. The cost to defend such litigation may be significant and may require a diversion of resources. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. Insurance may be unavailable at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of the insurance coverage for any claims could have a material adverse effect on our business, results of operations, and financial condition.

RISKS RELATED TO THE OFFERING

This Offering has not been reviewed by independent professionals regarding factual matters represented by our management.

We have not retained any independent professionals to review or comment on this Offering or otherwise protect the interest of the investors hereunder. Although we have retained our own counsel, neither such counsel nor any other counsel has made, on behalf of the investors, any independent examination of any factual matters represented by management herein. Therefore, for purposes of deciding to purchase our Offered Shares, you should not rely on our counsel with respect to any matters herein described. Prospective investors are strongly urged to rely on the advice of their own legal counsel and advisors in deciding to purchase our Offered Shares.

An Investors’ ability to seek relief in the state courts as a more favorable jurisdiction with respect to the Subscription Agreement between an Investor and us, will likely fail because the Courts will defer to federal jurisdiction.

Notwithstanding the place where the Subscription Agreement may be executed by any of the parties to such Subscription Agreement, pursuant to the terms of the Subscription Agreement (Exhibit 4.1), such parties expressly agree that all the terms and provisions shall be construed in accordance with and governed by the laws of the State of Nevada. Exclusive venue for any dispute arising out of the Subscription Agreement or the Shares shall be the state court in Nevada, or the US District Court located in Las Vegas, Nevada. This provision applies to disputes arising under state law and the Securities Act of 1933, as amended (“Securities Act”) and the Securities & Exchange Act of 1934, as amended (“Exchange Act”). Securities Act Section 22 creates concurrent jurisdiction, respectively, for federal and state courts over all lawsuits brought to enforce any duty of liability created by the Securities Act or the rules and regulations thereunder. Exchange Act 27 creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, an Investors’ ability to seek relief in the state courts as a more favorable jurisdiction, will likely fail because the Courts will defer to federal jurisdiction. Additionally, with respect to claims made by an investor, an investor is prohibited from waiving compliance with the federal securities laws and the rules and regulations thereunder.

We have broad discretion in the use of the net proceeds from this Offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds and may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this Offering in a manner that does not produce income or that loses value.

The rights of the holders of Common Stock may be impaired by the potential issuance of preferred stock.

Although we have no present intention to issue of preferred stock, we may issue such shares in the future. If we were to issue shares of preferred stock, the rights of the holders of Common Stock could be impaired by such issuance of preferred stock.

Our bylaws limit the liability of, and provide indemnification for, our officers and directors.

Our bylaws, provide that we shall indemnify our officers and directors for any liability including reasonable costs of defense arising out of any act or omission of any officer or director on our behalf to the full extent allowed by the laws of the State of Nevada, if the officer or director acted in good faith and in a manner the officer or director reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. Thus, we may be prevented from recovering damages for certain alleged errors or omissions by the officers and directors for liabilities incurred in connection with their good faith acts. Such an indemnification payment might deplete our assets. Stockholders who have questions respecting the fiduciary obligations of our officers and directors should consult with independent legal counsel. It is the position of the SEC that exculpation from and indemnification for liabilities arising under the Securities Act and the rules and regulations thereunder is against public policy and therefore unenforceable.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our Common Stock could be negatively affected.

Any trading market for our Common Stock will be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our Common Stock could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage or us, the market price and market trading volume of our Common Stock could be negatively affected.

RISKS RELATED TO OUR COMMON STOCK

An investment in our shares is highly speculative.

The shares of our common stock are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire amount invested in the common stock. Before purchasing any of the shares of common stock, you should carefully consider the risk factors contained herein relating to our business and prospects. If any of the risks presented herein actually occur, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

You may experience future dilution as a result of future equity offerings.

We may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock. Although no assurances can be given that we will consummate new financing, in the event we do, or in the event we sell shares of common stock or other securities convertible into shares of our common stock in the future, additional and substantial dilution could occur. In addition, investors purchasing shares or other securities in the future could have rights superior to investors in prior offerings. Subsequent offerings at a lower price, often referred to as a “down round”, could result in additional dilution.

Future issuances of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future issuances of preferred stock, which would rank senior to our common stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common stock.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our common stock. Moreover, if we issue preferred stock, the holders of such preferred stock could be entitled to preferences over holders of common stock in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred securities in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our common stock must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return they may be able to achieve from an investment in our common stock.

External economic factors may have a material adverse impact on our business prospects.

Success can also be affected significantly by changes in local, regional, and national economic conditions. Factors such as inflation, labor, energy, real estate costs, the availability and cost of suitable employees, fluctuating interest rates, state and local laws and regulations and licensing requirements and increased competition can also adversely affect us.

Cautionary Note

We have sought to identify what we believe to be the most significant risks to our business, but we cannot predict whether, or to what extent, any of such risks may be realized nor can we guarantee that we have identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 1-A, Offering Circular, and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in the Form 1-A, the Offering Circular, and any documents incorporated by reference are forward-looking statements. Forward-looking statements give current reasonable expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as ‘anticipate,’ ‘estimate,’ ‘expect,’ ‘project,’ ‘plan,’ ‘intend,’ ‘believe,’ ‘may,’ ’should,’ ‘can have,’ ‘likely’ and other words and terms of similar, meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in the Form 1-A, the Offering Circular, and any documents incorporated by reference herein or therein are based on reasonable assumptions we have made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form 1-A, Offering Circular, and any documents incorporated by reference, you should understand that these statements are not guarantees of performance or results and involve risks, uncertainties (many of which are beyond our control) and assumptions, including the risk factors beginning at page as contained herein. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements. Any forward-looking statement we make in this Form 1-A, Offering Circular, or any documents incorporated by reference herein speaks only as of the date of the Form 1-A, Offering Circular, or any documents incorporated by reference herein. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Although the forward-looking statements in this Offering Circular are based on our beliefs, assumptions, and expectations, considering all information currently available to us, we cannot guarantee future transactions, acquisitions, results, performance, achievements, or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as maybe be required by law, to re-issue this Offering Circular or otherwise make public statements updating our forward-looking statements. All forward-looking statements, expressed or implied, included in this Offering Circular are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

You should not place undue reliance on forward-looking statements. The cautionary statements set forth in this Offering Circular, including in “Risk Factors” and elsewhere, identify important factors that you should consider in evaluating our forward-looking statements. These risks include, but are not limited to, the following risks and/or business factors that may cause material risks:

●

The outbreak of the coronavirus may negatively impact sourcing and manufacturing of the products that we sell as well as consumer spending, which could adversely affect our business, results of operations and financial condition.

●	We cannot assure you that we will effectively manage our growth.

●	The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

●	If we fail to acquire new customers, or fail to do so in a cost-effective manner, we may be unable to increase net revenue per active customer or achieve profitability.

●

Our success depends in part on our ability to increase our net revenue per active customers; if we fail to increase customer loyalty and repeat purchasing as well as maintain high levels of customer engagement, our growth prospects and revenue will be materially adversely affected.

●	Our business may be adversely affected if we are unable to provide our customers a cost-effective shopping platform that is able to respond and adapt to rapid changes in technology.

●	If demand for our products slows, then our business may be materially adversely affected.

●	If we are unable to compete successfully against other businesses that sell the products that we sell, we could lose customers and our sales and profits may decline.

●	Consolidation among our competitors may negatively impact our business.

●	Our failure to protect our reputation could have a material adverse effect on our brand name and profitability.

●	We rely heavily on our information technology systems for our key business processes. Any failure or interruption in these systems could have a material adverse impact on our business.

●

Government regulation of the internet and e-commerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and results of operations.

●	We have broad discretion in the use of the net proceeds from this Offering and may not use them effectively.

●	An investment in our shares is highly speculative.

●	There is no active public trading market for our common stock and an active market may never develop.

●	You will experience future dilution as a result of future equity offerings.

The foregoing risk factors are not to be considered a definitive list of all the risks associated with an investment in our Offered Shares. This Offering Circular contains forward-looking statements that are based on our current expectations, assumptions, estimates, and projections about our business, our industry, and the industry of our clients. When used in this Offering Circular, the words “expects,” anticipates,” “estimates,” “intends,” “believes” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. The cautionary statements made in this Offering Circular should be read as being applicable to all related forward-looking statements wherever they appear in this Offering Circular.

USE OF PROCEEDS

Assuming the sale by us of the maximum amount of shares with gross proceeds of $15,000,000, we estimate selling agent fees and offering expenses (including selling agent fees) of $300,000, $2,000,000 of debt liquidation, $1,500,000 of AutoParts4Less Website Development, $4,000,000 of marketing and advertising, and $7,200,000 of working capital.

With respect to the $2,000,000 in proceeds to be used for debt liquidation, those funds will be used, as follows:

a)

$1,200,000 to liquidate a $1,200,000 August 28, 2020 secured promissory note, bearing interest at 12% per annum payable monthly, save for the first 6 months interest which shall be payable at maturity (“August 28, 2020 Note) (See Note 13, Subsequent Events, of July 31, 2020 financial statements in Form 10-Q for the period ending July 31, 2020).  The August 28, 2020 Note was  used to settle $1,692,690 in short term convertible debt and $571,474 in accrued interest payable for total debt settled of $2,264,144.

b)

$425,000 to liquidate $425,000 of the August 28, 2020 secured promissory note for $425,00, interest payable monthly at 15% per annum with a maturity date occurring int eh event the company receives “financing” equal to $850,000 plus accrued interest owed on the note. which  note proceeds had been  used for working capital. (See  Note 13 Subsequent Events of notes to the July 31, 2020 financial statements in Form 10-Q for the period ending July 31, 2020, which financial statements are included herein).

c)	$166,500 to be used for the remaining short-term convertible debt, which note proceeds had been used for working capital.

d)	$208,500 to pay off short-term debt and demand loans, which short-term debt and demand loan proceeds had been used for working capital.

Assuming the sale by us of 25% of the Offering Amount of $3,750,000, we estimate we estimate selling agent fees and offering expenses (including selling agent fees) of $100,000, $2,000,000 of debt liquidation, $1,000,000 of AutoParts4LessLess Website Development, $500,000 of marketing and advertising, and $150,000 of working capital.

We currently intend to use such net proceeds as set forth below. We expect from time to time to evaluate the acquisition of businesses, products, and technologies for which a portion of the net proceeds may be used, although we currently are not planning or negotiating any such transactions. As of the date of this Offering Circular, we cannot specify with certainty all of the particular uses for the net proceeds to us from the sale of Common Stock. Accordingly, we will retain broad discretion over the use of these proceeds, if any. The following tables represent management’s best estimate of the uses of the net proceeds received from the sale of our shares of Common Stock in this Offering, assuming the sale of, respectively, 100%, 75%, 50%, 25%, and 0.00% (0.00% representing the minimum offering amount of $0.00 of the Common Stock shares offered for sale in this Offering).

	Percentage of Offering Sold
	(Minimum Offering Amount) 0.00%	25%	50%	75%	100%
Estimated offering Expense	N/A	$100,000	$175,000	$225,000	$300,000
Debt Liquidation	N/A	2,000,000	2,000,000	2,000,000	2,000,000
AutoParts4Less Development	N/A	1,000,000	1,500,000	1,500,000	1,500,000
Marketing & Advertising	N/A	500,000	1,000,000	2,000,000	4,000.000
Working Capital	N/A	150,000	2,825,000	5,525,000	7,200,000
Total Gross Proceeds	N/A	$3,750,000	$7,500,000	$11,250,000	$15,000,000

__________

(1)	In the event that our estimated offering expenses are less than the amounts indicated above, any such excess funds shall be applied toward our working capital and other corporate purposes.

The amounts set forth above are estimates, and we cannot be certain that actual costs will not vary from these estimates. Our use of proceeds may vary significantly in the event any of our assumptions prove inaccurate. Our management has significant flexibility and broad discretion in applying the net proceeds received in this Offering. We cannot assure you that our assumptions, expected costs and expenses and estimates will prove to be accurate or that unforeseen events, problems or delays will not occur that would require us to seek additional debt and/or equity funding, which may not be available on favorable terms, or at all. See “Risk Factors.”

This expected use of the net proceeds from this Offering represents our intentions based upon our current financial condition, results of operations, business plans and conditions. As of the date of this Offering Circular, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this Offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering.

DILUTION

If you purchase Common Stock shares in this Offering, your ownership interest in our Common Stock will be diluted immediately, to the extent of the difference between the price to the public charged for each share of Common Stock in this Offering and the net tangible book value per share of our Common Stock after this Offering of Common Stock. Our net pro-forma tangible book value as of July 31, 2020 was a deficit of $6,497,584 or $(7.18) per share of common stock based on the 904,972 issued and outstanding common shares at July 31, 2020 without including any exercise rights of the Series C preferred stockholders or existing option, warrant or convertible note holders.

Assuming the sale of all 7,500,000 shares of Common Stock in this Offering at $2.00 per share and after deducting approximately $150,000 in seller agent fees, our pro forma adjusted net tangible book value of our Common Stock would have been approximately $8,352,416 or $0.27 per share as at July 31, 2020. This amount represents an immediate increase in pro forma net tangible book value of $2.25 per share to our existing stockholders at the date of this Offering Circular, and an immediate dilution in pro forma net tangible book value of approximately $1.73 per share or approximately 86% dilution per share to new investors purchasing shares of Common Stock in this Offering at $2.00 per share.

The following tables illustrates the per share dilution to new investors discussed above, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the shares offered for sale in this Offering (after our estimated maximum offering expenses of up to $150,000) without including any exercise rights of the Series C preferred stockholders or existing option, warrant or convertible note holders:

Funding Level	$15,000,000	$11,250,000	$7,500,000	$3,750,000
Offering Price	$2.00	$2.00	$2.00	$2.00
Pro forma net tangible book value per Common share before Offering (assuming Class C preferred shares outstanding at July 31, 2020 are converted) (1)	$(1.98)	$(1.98)	$(1.98)	$(1.98)
Increase in per Common share attributable to investors in this Offering (2)	$2.25	$2.17	$2.03	$1.70
Pro forma net tangible book value per Common share after Offering	$0.27	$0.20	$0.05	$(0.28)
Dilution to investors	$1.73	$1.80	$1.95	$2.28
Dilution as a percent of Offering Price	86%	90%	97%	114%

__________

(1)	including 904,972 common shares outstanding at July 31, 2020 and 904,972 X 2.63 =2,380,076 converted Class C shares.
(2)	assuming authorized capital is increased to accommodate the conversion of Class C shares based on new issued common shares from this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management’s discussion and analysis (“MD&A”) of certain significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements, as well as information relating to the plans of our current management. This report includes forward-looking statements. Generally, the words “believes,” “anticipates,” “may,” “will,” “should,” “expect,” “intend,” “estimate,” “continue,” and similar expressions or the negative thereof or comparable terminology are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, including the matters set forth in this report or other reports or documents we file with the Securities and Exchange Commission from time to time, which could cause actual results or outcomes to differ materially from those projected. Undue reliance should not be placed on these forward-looking statements which speak only as of the date hereof. We undertake no obligation to update these forward-looking statements. Please see the sections entitled, “Forward-Looking Statements” and “Risk Factors” in this Offering Circular.

The following discussion and analysis should be read in conjunction with our financial statements and the related notes thereto and other financial information contained elsewhere in this Offering Circular

Our MD&A is comprised of significant accounting estimates made in the normal course of its operations, overview of our business conditions, results of operations, liquidity and capital resources and contractual obligations. We did not have any off-balance sheet arrangements as of July 31, 2019 or July 31, 2020.

The discussion and analysis of our financial condition and results of operations is based upon its financial statements, which have been prepared in accordance with generally accepted accounting principles generally accepted in the United States (or “GAAP”). The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities at the date of its financial statements. Actual results may differ from these estimates under different assumptions or conditions.

FORWARD-LOOKING STATEMENTS

This Offering Circular includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. Forward-looking statements are not statements of historical fact but rather reflect our current expectations, estimates and predictions about future results and events. These statements may use words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “predict,” “project” and similar expressions as they relate to us or our management. When we make forward-looking statements, we are basing them on our management’s beliefs and assumptions, using information currently available to us. These forward-looking statements are subject to risks, uncertainties and assumptions, including but not limited to, risks, uncertainties and assumptions discussed in this quarterly report. Factors that can cause or contribute to these differences include those described under the headings “Risk Factors” and “Management Discussion and Analysis and Plan of Operation.”

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statement you read in this quarterly report reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. We can give no assurances that such forward-looking statements will prove to be correct.

Company

We were incorporated under the laws of the State of Nevada on December 5, 2007. Our corporate office and warehouse is located at 106 W. Mayflower Avenue, North Las Vegas, Nevada 89030. Our telephone number is (702) 267-6100. Information pertaining to our remote office and install shop is at page 66.

Nature of Business – The 4LESS Group, Inc., formerly known as MedCareers Group, Inc., was incorporated under the laws of the State of Nevada on December 5, 2007. We previously operated a website for nurses, nursing schools and nurses’ organizations designed for better communication between nurses and the nursing profession.

On November 29, 2018, we entered into a transaction (the “Share Exchange”), pursuant to which we acquired 100% of the issued and outstanding equity securities of The 4Less Corp. (“4LESS”), in exchange for the issuance of (i) nineteen thousand (19,000) shares of Series B Preferred Stock, (ii) six thousand seven hundred fifty (6,750) shares of Series C Preferred Stock, and (iii) 870 shares of Series D Preferred Stock. The Series C Preferred Shares have a right to convert into our common stock by multiplying the number of issued and outstanding shares of common stock by 2.63 on the conversion date. The Share Exchange closed on November 29, 2018. As a result of the Share Exchange, the former shareholders of 4LESS, the private company, became our controlling shareholders. The Share Exchange was accounted for as a reverse takeover/recapitalization effected by a share exchange, wherein 4LESS is considered the acquirer for accounting and financial reporting purposes. The capital, share price, and earnings per share amount in these consolidated financial statements for the period prior to the reverse merger were restated to reflect the recapitalization in accordance with the shares issued as a result of the reverse merger except otherwise noted.

Like many small businesses, Auto Parts 4Less (“4LESS” previously named The 4less Corp., the wholly owned subsidiary of The 4Less Group, Inc.) was born from humble beginnings; in 2013 Christopher Davenport, 4LESS founder, began selling auto parts on eBay and shipping those items out of his garage. What started out as a hobby, quickly grew into a fully functioning ecommerce aftermarket auto parts company that required a significant technical staff and facilities to support their growth. In June of 2015, they leased their first office.

Originally, we outsourced much of their operations to 3rd party companies to list their auto parts in the different marketplaces such as Amazon, eBay, Walmart and Jet. However, using these 3rd party companies was inefficient, cumbersome, slow and expensive.

Since 2016, we have invested to become our own listing platform that allows their auto parts to be direct listed across marketplace and social media sites. We have completed multiple technical achievements including CRM system, warehouse integration API, warehouse inventory software to name a few.

Presently, we operate 3 branded websites: LiftKits4LESS.com, Bumpers4LESS.com and TruckBedCovers4LESS.com. In total, these sites represent products from approximately 250 manufacturers.

In 2019, with technology upgrades in place, we began successfully moving majority of sales from third party marketplaces direct to their proprietary web sites. By doing so the company saves 8%-10% in fees charged by the marketplace as well as further building the 4less brand as a leading marketplace for auto parts.

On November 19, 2019, we acquired the URL, Autoparts4Less.com, and changed the name of their wholly owned subsidiary from the 4Less Corp. to Auto Parts 4Less, Inc. With the acquisition of the URL AutoParts4Less.com, we are focusing our efforts and resources on building out a flagship automotive E-tailing site with the potential to list and sell literally millions of parts that will include automotive specialty equipment parts and accessories, targeted “niche” web sites and potentially a used auto parts exchange one day as well.

Our niche web sites are unique in the marketplace and currently we do not see any other competitors managing multiple web sites in the aftermarket auto parts. We directly compete for buyers to use our web sites over current e-commerce giants that we sell through such as Amazon and eBay. However, our web sites offer substantial value-added content including installation guides, install videos, high impact photos, order customization and live chat with a technical expert. We believe all these value-adds give our web sites significant advantages over large “all things to all people” online marketplaces. While there are several other small ecommerce sellers in the marketplace, their sites presently do not offer the technical flexibility to sell across all marketplaces seamlessly. Presently we do not see them as a significant threat to market share. Our management believes that our proprietary web sites offer the best buying experience for consumers interested in purchasing aftermarket auto parts on the internet today. As a result of our upgrades, there is more complexity of our products and we have greater ability to drive more traffic to our proprietary websites where margins are greater.

4Less management believes that the 4Less proprietary web sites, which includes order customization, live chat, install videos, directions and installation services, offer the best buying experience for consumers interested in purchasing aftermarket auto parts on the internet today.

As a result of the upgrades, the complexity of many of our products and the ability to drive more traffic to our proprietary websites where margins are greater, we felt it was in our best interest to terminate our relationship with Amazon to achieve our growth goals for 2021.

Results of Operations For the Six Months Ended July 31, 2020 compared to the six months ended July 31, 2019

The following table shows our results of operations for the six months ended July 31, 2020 and 2019. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

			Change
	2020	2019	$	%
Total Revenues	$4,927,280	$4,327,925	$599,355	14%
Gross Profit	1,497,384	1,177,845	319,539	27%
Total Operating Expenses	1,623,235	1,959,896	(336,661)	(17%	)
Total Other Income (Expense)	1,707,711	(784,447)	2,492,158	318%
Net Income (Loss)	$1,581,860	$(1,566,498)	$3,148,358	201%

Revenue

The following table shows revenue split between proprietary and third-party website revenue for the six months ended July 31, 2020 and 2019:

			Change
	2020	2019	$	%
Proprietary website revenue	$2,403,120	$1,658,063	$745,057	45%
Third party website revenue	2,524,160	2,669,862	(145,702)	(5%	)
Total Revenue	$4,927,280	$4,327,925	$599,355	14%

We had total revenue of $4,927,280 for the six months ended July 31, 2020, compared to $4,327,925 for the six months ended July 31, 2019. Sales increased by $599,355 due to strong second quarter sales where consumer purchases shifted towards online consumption as a result of the economic shutdown and social distancing measures due to the recent Cobid-19 pandemic. The Company’s focus continues in growing its proprietary website revenues and the Company was successful in that, increasing its proprietary website revenue by 45%. The company believes this strategy will lead to higher revenues and lower overall costs in the future.

Gross Profit

We had gross profit of $1,497,384 for the six months ended July 31, 2020, compared to gross profit of $1,177,845 for the six months ended July 31, 2019. Gross profit increased by $319,539 as a result of the increased revenues explained above and partly offset by an increase in cost of revenue due to a change in product mix.

Operating Expenses

The following table shows our operating expenses for the six months ended July 31, 2020 and 2019:

			Change
Operating Expenses	2020	2019	$	%
Depreciation	$12,598	$18,989	$(6,391)	(34%	)
Postage, Shipping and Freight	264,893	231,985	32,908	14%
Marketing and Advertising	23,850	121,379	(97,529)	(80%	)
E Commerce Services, Commissions and Fees	419,267	388,941	30,326	8%
Operating lease cost	68,158	53,402	14,756	28%
Personnel Costs	499,604	650,669	(151,065)	(23%	)
General and Administrative	334,865	494,531	(159,666)	(32%	)
Total Operating Expenses	$1,623,235	$1,959,896	$(336,661)	(17%	)

•   Depreciation decreased by $6,391 due to asset disposals in fiscal 2020, thus a lower asset value is being depreciated.

•   Postage shipping and freight increased slightly by $32,908 due to higher sales.

•   Marketing and advertising decreased by $97,529 due to greater promotional efforts in 2019 to drive sales to our proprietary websites. The Company also made efforts to curtail spending this quarter on non-essential expenditures as a result of the economic uncertainty presented by the global Covid-19 pandemic.

•   E Commerce Services, Commissions and Fees increased by $30,326 due to higher sales.

•   Operating Lease Cost increased by $14,756 due to the addition of an automobile lease.

•   Personnel Costs decreased by $151,065 due to temporary layoffs commencing in March 2020 as a result of the Covid-19 pandemic.

•   General and Administrative decreased by $159,666 mainly due to a combination of lower professional fees and a tightening on expenditures as a result of the Covid-19 pandemic.

Other Income (Expense)

The following table shows our other income and expenses for the six months ended July 31, 2020 and 2019:

			Change
Other Income (Expense)	2020	2019	$	%
Gain (Loss) on Sale of Property and Equipment	$464	$(6,947)	$7,411	107%
Change in Fair Value on Derivative Liability	432,199	88,350	343,849	389%
Gain on Settlement of Debt	2,172,646	67,622	2,105,024	3,113%
Amortization of Debt Discount	(626,811)	(473,050)	(153,761)	33%
Interest Expense	(270,787)	(460,422)	189,635	(41%	)
Total Other Income (Expense)	$1,707,711	$(784,447)	$2,492,158	318%

As a result of the debt exchange for Class C preferred shares described in Note 7 of the financial statements, this resulted in the gain on settlement of debt and reductions in amortization expense and interest expense due to the lower debt. The lower gain on derivatives is a function of the lower debt as well as the market factors in the valuation of the derivative liability described in Note 8.

We had net income of $1,581,860 for the six months ended July 31, 2020, compared to a net loss of $1,566,498 for the six months ended July 31, 2019. The increase in net income was mainly due to the sales increase and the gain on settlement of debt as explained in the discussion above.

Results of Operations For the Three Months Ended July 31, 2020 compared to the three months ended July 31, 2019

The following table shows our results of operations for the three months ended July 31, 2020 and 2019. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

			Change
	2020	2019	$	%
Total Revenues	$2,927,209	$2,059,700	$867,509	42%
Gross Profit	925,617	502,083	423,534	84%
Total Operating Expenses	842,507	961,880	(119,373)	(12%	)
Total Other Income (Expense)	311,852	706,376	(394,524)	(56%	)
Net Income (Loss)	$394,962	$246,579	$148,383	60%

Revenue

The following table shows revenue split between proprietary and third-party website revenue for the three months ended July 31, 2020 and 2019:

			Change
	2020	2019	$	%
Proprietary website revenue	$1,294,014	$864,414	$429,600	50%
Third party website revenue	1,633,195	1,195,286	437,909	37%
Total Revenue	$2,927,209	$2,059,700	$867,509	42%

We had total revenue of $2,927,209 for the three months ended July 31, 2020, compared to $2,059,700 for the three months ended July 31, 2019. Sales increased by $867,509 due to strong sales where consumer purchases shifted towards online consumption as a result of the economic shutdown and social distancing measures due to the recent Cobid-19 pandemic. This quarter’s increase represents a 42% growth over the prior year’s quarter. Our focus continues to be growing our proprietary website revenues and we have been successful in doing that since we have increased our proprietary website revenue by 50%. We believe this strategy will lead to higher revenues and lower overall costs in the future.

Gross Profit

We had gross profit of $925,617 for the three months ended July 31, 2020, compared to gross profit of $502,083 for the three months ended July 31, 2019. Gross profit increased by $423,534 as a result of the increased revenues explained above and partly offset by an increase in cost of revenue due to a change in product mix.

The following table shows our operating expenses for the three months ended July 31, 2020 and 2019:

			Change
Operating Expenses	2020	2019	$	%
Depreciation	$5,951	$8,749	$(2,798)	(32%	)
Postage, Shipping and Freight	151,755	119,753	32,002	27%
Marketing and Advertising	5,782	74,766	(68,984)	(92%	)
E Commerce Services, Commissions and Fees	252,848	189,422	63,426	33%
Operating lease cost	34,079	26,701	7,378	28%
Personnel Costs	232,869	302,116	(69,247)	(23%	)
General and Administrative	159,223	240,373	(81,150)	(34%	)
Total Operating Expenses	$842,507	$961,880	$(119,373)	(12%	)

•   Depreciation decreased by $2,798 due to asset disposals in fiscal 2020, thus a lower asset value is being depreciated.

•   Postage shipping and freight increased slightly by $32,002 due to higher sales this quarter.

•   Marketing and advertising decreased by $68,984 due to greater promotional efforts in 2019 to drive sales to our proprietary websites. We also made efforts to curtail spending this quarter on non-essential expenditures as a result of the economic uncertainty presented by the global Covid-19 pandemic.

•   E Commerce Services, Commissions and Fees increased by $63,426 due to higher sales.

•   Operating Lease Cost increased by $7,378 due to two new operating leases.

•   Personnel Costs decreased by $69,247 due to a temporary layoffs commencing in March 2020 as a result of the Covid-19 pandemic.

•   General and Administrative decreased by $81,150 mainly due lower professional fees and a tightening on expenditures as a result of the Covid-19 pandemic.

Other Income (Expense)

The following table shows our other income and expenses for the three months ended July 31, 2020 and 2019:

			Change
Other Income (Expense)	2020	2019	$	%
Gain (Loss) on Sale of Property and Equipment	$464	$(6,947)	$7,411	107%
Change in Fair Value on Derivative Liability	506,979	998,792	(491,813)	(49%	)
Amortization of Debt Discount	(47,898)	(170,684)	122,786	(72%	)
Interest Expense	(147,693)	(114,785)	(32,908)	29%
Total Other Income (Expense)	$311,852	$706,376	$(394,524)	(56%	)

The $394,524 decrease in total other income was due to a lower change in fair value on the derivative liability during the period. As a result of the debt exchange for Class C preferred shares described in Note 7 of the financial statements this resulted in reductions in amortization expense and interest expense due to the lower debt. The lower gain on derivatives is a function of the lower debt as well as the market factors in the valuation of the derivative liability described in Note 8.

We had net income of $394,962 for the three months ended July 31, 2020, compared to net income of $246,579 for the three months ended July 31, 2019. The increase in net income was mainly due to the sales increase and the change in fair value on the derivative liability as explained in the discussion above.

Liquidity and Capital Resources

Management believes that we will continue to incur losses for the immediate future. Therefore, we will need additional equity or debt financing until we can achieve profitability and positive cash flows from operating activities, if ever. These conditions raise substantial doubt about our ability to continue as a going concern. Our unaudited consolidated financial statements do not include and adjustments relating to the recovery of assets or the classification of liabilities that may be necessary should we be unable to continue as a going concern. For the six months ended July 31, 2020, we have generated revenue and are working to achieve positive cash flows from operations.

As of July 31, 2020, we had a cash balance of $121,290, inventory of $290,574 and $6,079,963 in current liabilities. At the current cash consumption rate, we may need to consider additional funding sources going forward. We are taking proactive measures to reduce operating expenses and drive growth in revenue.

The successful outcome of future activities cannot be determined at this time and there is no assurance that, if achieved, we will have sufficient funds to execute our intended business plan or generate positive operating results.

Capital Resources

The following table summarizes total current assets, liabilities and working capital (deficit) for the periods indicated:

	July 31, 2020	January 31, 2020
Current assets	$426,610	$543,185
Current liabilities	6,079,963	8,013,651
Working capital (deficits)	$(5,653,353)	$(7,470,466)

Net cash used in operations for the six months ended July 31, 2020 was $160,227 as compared to net cash used in operations of $532,109 for the six months ended July 31, 2019. Net cash provided by investing activities for the six months ended July 31, 2020 was $9,750 as compared to $55,650 for the same period in 2019. Net cash provided by financing activities for the six months ended July 31, 2020 was $109,643 as compared to $470,199 for the six months ended July 31, 2019.

Fiscal Year Ended January 31, 2020 v. Fiscal Year ended January 31, 2019

Results of Operations For the Year Ended January 31, 2020 compared to the year ended January 31, 2019

The following table shows our results of operations for the years ended January 31, 2020 and 2019, The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

			Change
	2020	2019	$	%
Total Revenues	$8,186,214	$8,312,610	$(126,396)	(2%	)
Gross Profit	1,911,025	2,197,106	(286,081)	(13%	)
Total Operating Expenses	3,764,289	3,187,873	576,416	18%
Total Other Income (Expense)	(2,026,582)	(7,134,731)	5,108,149	(72%	)
Net loss	$(3,879,846)	$(8,125,498)	$4,245,652	(52%	)

Revenue

The following table shows revenue split between proprietary and third-party website revenue for the years ended January 31, 2020 and 2019:

			Change
	2020	2019	$	%
Proprietary website revenue	$3,246,351	$1,777,825	$1,468,526	83%
Third party website revenue	4,939,863	6,534,785	(1,594,922)	(24%	)
Total Revenue	$8,186,214	$8,312,610	$(126,396)	(2%	)

We had total revenue of $8,186,214 for the year ended January 31, 2020, compared to $8,312,610 for the year ended January 31, 2019. Sales decreased by $126,396 due to discontinued sales on certain third-party websites which was offset by lower e-commerce service, commissions, and fees costs of $ 199,838 included in operating expenses and explained below. Our focus in 2019 was growing our proprietary website revenues and we were successful in doing that, increasing our proprietary website revenue by 83%. We believe that this strategy will lead to higher revenues and lower overall costs in the future.

Gross Profit

We had gross profit of $1,911,025 for the year ended January 31, 2020, compared to gross profit of $2,197,106 for the year ended January 31, 2019. Gross profit decreased by $286,081 partly because of the decreased revenues above and partly because of an increase in cost of revenue due to a change in product mix and cost increases from vendors that we were unable to pass on to customers.

Operating Expenses

The following table shows our operating expenses for the years ended January 31, 2020 and 2019:

			Change
	2020	2019	$	%
Operating expenses
Depreciation	$34,832	$40,958	$(6,126)	(15%	)
Postage, Shipping and Freight	453,088	401,650	51,438	13%
Marketing and Advertising	204,945	179,516	25,429	14%
E Commerce Services, Commissions and Fees	763,182	963,020	(199,838)	(21%	)
Operating Lease Cost	117,841	74,803	43,038	58%
Personnel Costs	1,274,894	1,200,010	74,884	6%
General and Administrative	915,507	327,916	587,591	179%
Total Operating Expenses	$3,764,289	$3,187,873	$576,416	18%

•   Depreciation decreased by $6,126 due to asset disposals in 2020, thus a lower asset value is being depreciated.

•   Postage shipping and freight increased due to fewer drop shipments to customers in 2020.

•   Marketing and advertising increased due to greater promotional efforts to drive sales to our proprietary websites.

•   E Commerce Services, Commissions and Fees decreased by $199,838 because due to discontinued sales on certain third-party websites those related fees were no longer being paid. See Revenue explanation above.

•   Operating Lease Cost increased by $43,038 due to two new operating leases.

•   Personnel Costs increased by $74,884 due to a full year of consolidated costs with the parent company vs approximately two months of consolidated costs in 2019.

•   General and Administrative increased by $587,591 mainly due full year of consolidated costs with the parent company vs approximately two months of consolidated costs in 2019.This increase was primarily from increases in professional fees, travel, and general office expenses.

Other Income (Expense)

The following table shows our other income and expenses for the years ended January 31, 2020 and 2019:

			Change
	2020	2019	$	%
Other Income (Expense)
Gain (loss)on Sale of Property and Equipment	$16,295	$(1,124)	$17,419	(1,550%	)
Gain (Loss) on Changes in Fair Value of Derivatives	(180,552)	3,231,187	(3,411,739)	(106%	)
Gain on Settlement of Debt	67,623	—	67,623	NA
Amortization of Debt Discount	(800,159)	(248,247)	(551,912)	(222%	)
Loss on Issuance of Convertible Notes	—	(387,881)	387,881	(100%	)
Gain on Sale of Subsidiary	—	895,450	(895,450)	(100%	)
Impairment of Goodwill	—	(10,398,397)	10,398,397	(100%	)
Interest Expense	(1,129,789)	(225,719)	(904,070)	(401%	)
Total Other Income (Expense)	$(2,026,582)	$(7,134,731)	$5,108,149	(72%	)

The results of the year ended January 31, 2020 were generally higher because they were the combined operations of The 4 Less Group Inc. which contained the interest, discount and derivatives derived from the convertible debt whereas the prior period consisted only the combined results from the merger date of November 20,2018 to January 31, 2019. 2019 also shows the charges of the merger which included the gain on sale of subsidiary and the impairment of goodwill.

We had a net loss of $3,879,846 for the year ended January 31, 2020, compared to a net loss of $8,125,498 for the year ended January 31, 2019 due to the factors mentioned above.

Liquidity and Capital Resources

As of January 31, 2020, we had cash and cash equivalents of $162,124 of cash, $371,896 of inventory and total current liabilities of $8,013,651. We had negative working capital of $7,470,466 as of January 31, 2020.

Net cash (used in) operations for the year ended January 31, 2020 was $(1,154,311) compared to $(669,041) for the year ended January 31, 2019.

Net cash provided from (used) investing activities for the year ended January 31, 2020 was $109,080 compared to $(56,495) for the year ended January 31, 2019.

Cash provided by financing activities for the year ended January 31, 2020 was $1,147,954 compared to $407,104 for the year ended January 31, 2019. In both years, the cash provided from financing activities was from the net proceeds of notes payable and in 2020 additionally the proceeds on short-term debt.

Subsequent to year end, through the date of filing of the Form 10-K for the year ended January 31, 2020, holders of our convertible notes exercised conversion rights and converted $2,585 of principal and $498 of accrued and unpaid interest into 82,361 shares of common stock. In addition, a holder of $1,070,034 in principal of convertible notes and $122,000 in principal of short-term notes and $198,028 of accrued and unpaid interest entered into an agreement to convert the total principal and accrued and unpaid interest into 250 shares of Series C preferred stock.

We have borrowed funds and/or sold stock for working capital.

Currently, we do not have sufficient cash reserves to meet its contractual obligations and its ongoing monthly expenses, which we anticipate totaling approximately $4,000,000 over the next 12 months. Historically, revenues have not been sufficient to cover operating costs that would permit us to continue as a going concern. These conditions raise substantial doubt about our ability to continue as a going concern. We have been able to continue operating to date largely from loans made by its shareholders, other debt financings and sale of common stock. We are currently looking at both short-term and more permanent financing opportunities, including debt or equity funding, bridge or short-term loans, and/or traditional bank funding, but we have not decided on any specific path moving forward. Until we have raised sufficient funding to pay our ongoing expenses associated with being a public company, and we have sufficient funds to support our planned operations, we can provide no assurances that it will be able to meet its short and long-term liquidity needs, until necessary financing is secured. We generate revenue primarily from their www.liftkits4less.com ecommerce web site operated under their Auto Parts 4Less, Inc. business, which we seek to cover a substantial portion of our obligations, of which there can be no assurance.

We do not currently have any additional formal commitments or identified sources of additional capital from third parties or from our officers, director, or significant shareholders. We can provide no assurance that additional financing will be available on favorable terms, if at all. If we are not able to raise the capital necessary to continue our business operations, we may be forced to abandon or curtail our business plan.

In the future, we may be required to seek additional capital by selling additional debt or equity securities, selling assets, if any, or otherwise be required to bring cash flows in balance when we approach a condition of cash insufficiency. The sale of additional equity or debt securities, if accomplished, may result in dilution to our then shareholders. We provide no assurance that financing will be available in amounts or on terms acceptable to us, or at all.

Critical Accounting Policies

Revenue Recognition

We recognize revenue under ASC 606, “Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue when control is transferred over the promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. We only apply the five-step model to contracts when it is probable that we will collect the consideration it is entitled to in exchange for the goods and services transferred to the customer. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

Because our sales agreements generally have an expected duration of one year or less, we have elected the practical expedient in ASC 606-10-50-14(a) to not disclose information about its remaining performance obligations.

Disaggregation of Revenue: Channel Revenue

The following table shows revenue split between proprietary and third-party website revenue for the years ended January 31, 2020 and 2019:

			Change
	2020	2019	$	%
Proprietary website revenue	$3,246,351	$1,777,825	$1,468,526	83%
Third party website revenue	4,939,863	6,534,785	(1,594,922)	(24%	)
Total Revenue	$8,186,214	$8,312,610	$(126,396)	(2%	)

Our performance obligations are satisfied at the point in time when products are received by the customer, which is when the customer has title and obtained the significant risks and rewards of ownership. Therefore, our contracts have a single performance obligation (shipment of product). We primarily receive fixed consideration for sales of product. Shipping and handling amounts paid by customers are primarily for online orders and are included in revenue. Sales tax and other similar taxes are excluded from revenue.

Revenue is recorded net of provisions for discounts and promotion allowances, which are typically agreed to upfront with the customer and do not represent variable consideration. Discounts and promotional allowances vary the consideration we are entitled to in exchange for the sale of products to customers. We recognize these discounts and promotional allowances in the same period that the revenue is recognized for products sales to customers. The amount of revenue recognized represents the amount that will not be subject to a significant future reversal of revenue. The customer pays us by credit card prior to delivery.

We offer a 30-day satisfaction guaranteed return policy however the customer must pay for the return shipment. The return must be previously authorized, cannot be either damaged or previously installed and must be in saleable condition. In this amount is immaterial, no provision has been recorded on our books. Any defective merchandise falls under the manufacturer’s limited warranty and is subject to the manufacturer’s inspection. The manufacturer has the option to repair or replace the item.

All sales to customers are generally final. However, we accept returned products due to quality or issues relating to product description or incorrect product orders and in such instances, we would replace the product or refund the customers funds. Our customers generally pre-pay for the products.

Use of Estimates

In order to prepare financial statements in conformity with accounting principles generally accepted in the United States, management must make estimates, judgments and assumptions that affect the amounts reported in the financial statements and determine whether contingent assets and liabilities, if any, are disclosed in the financial statements. The ultimate resolution of issues requiring these estimates and assumptions could differ significantly from resolution currently anticipated by management and on which the financial statements are based. The most significant estimates included in these consolidated financial statements are those associated with the assumptions used to value derivative liabilities.

Fair Value of Financial Instruments

Our financial instruments consist of cash, accounts payable, advances and notes payable. We consider the carrying value of such amounts in the financial statements to approximate their fair value due to the short-term nature of these financial instruments. Derivatives are recorded at fair value at each period end. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date.

The ASC guidance for fair value measurements and disclosure establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Inputs – Quoted prices for identical instruments in active markets.

Level 2 Inputs – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs – Instruments with primarily unobservable value drivers.

As of January 31, 2020 and 2019, our derivative liabilities were measured at fair value using Level 3 inputs. See Note 9.

The following table sets forth, by level within the fair value hierarchy, our financial liabilities that were accounted for at fair value on a recurring basis as of January 31, 2020:

	January 31, 2020	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:
Derivative Liabilities – embedded redemption feature	$2,611,125	$—	$—	$2,611,125
Totals	$2,611,125	$—	$—	$2,611,125

Derivative Liability

The derivative liabilities are valued as a level 3 input under the fair value hierarchy for valuing financial instruments. The derivatives arise from convertible debt where the debt and accrued interest is convertible into common stock at variable conversion prices and reclassification of equity instrument to liability due to insufficient shares for issuance. As the price of the common stock varies, it triggers a gain or loss based upon the discount to market assuming the debt was converted at the balance sheet date. When evaluating the effect of the issuance of new equity-linked or equity-settled instruments on previously issued instruments, we use first-in, first-out method (“FIFO”) where authorized and unused shares would first be used to satisfy the earliest issued equity-linked instruments. As of January 31, 2020, warrants to purchase 0 common shares (583 shares before the reverse split of 2/25/2020 referred to in Note 6) issued in July 2014 were not classified as derivative liability while the remaining warrants outstanding were classified as derivative liability based on the FIFO method.

The fair value of the derivative liability is determined using a lattice model, is re-measured on our reporting dates, and is affected by changes in inputs to that model including our stock price, historical stock price volatility, the expected term, and both high risk and the risk-free interest rate. The most sensitive inputs to the model are for expected time for the holder to convert or be repaid and the estimated historical volatility of our common stock. However, because the historical volatility of our common stock is so high (see Note 7), the sensitivity required to change the liability by 1% as of January 31, 2020 is greater than 25% change in historical volatility as of that date. The other inputs, such as risk-free rate, high yield cash rate and stock price all have a sensitivity for a 1% change in the input variable results in a significantly less than 1% change in the calculated derivative liability.

Offering and Selling to Investors in Foreign Jurisdictions

Notice to Prospective Investors in Canada

The Offering of the Common Stock Shares in Canada is being made on a private placement basis in reliance on exemptions from the Offering Circular requirements under the securities laws of each applicable Canadian province and territory where the Common Stock Shares may be offered and sold, and therein may only be made with investors that are purchasing as principal and that qualify as both an “accredited investor” as such term is defined in National Instrument 45-106 Offering Circular and Registration Exemptions and as a “permitted client” as such term is defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligation. Any offer and sale of the Common Stock Shares in any province or territory of Canada may only be made through a dealer that is properly registered under the securities legislation of the applicable province or territory wherein the Common Stock Sharecare offered and/or sold or, alternatively, by a dealer that qualifies under and is relying upon an exemption from the registration requirements therein.

Any resale of the Common Stock Shares by an investor resident in Canada must be made in accordance with applicable Canadian securities laws, which may require resales to be made in accordance with Offering Circular and registration requirements, statutory exemptions from the Offering Circular and registration requirements or under a discretionary exemption from the Offering Circular and registration requirements granted by the applicable Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the Common Stock Shares outside of Canada.

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of Common Stock Shares may be made to the public in that Relevant Member State other than:

●	To any legal entity which is a qualified investor as defined in the Offering Circular Directive;

●

To fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Offering Circular Directive), as permitted under the Offering Circular Directive, subject to obtaining the prior consent of the representatives; or

●	In any other circumstances falling within Article 3(2) of the Offering Circular Directive,

provided that no such offer of Common Stock Shares shall require us or the representatives to publish an Offering Circular pursuant to Article 3 of the Offering Circular Directive or supplement an Offering Circular pursuant to Article 16 of the Offering Circular Directive.

Each person in a Relevant Member State who initially acquires any Common Stock Shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Offering Circular Directive. In the case of any Common Stock Shares being offered to a financial intermediary as that term is used in Article 3(2) of the Offering Circular Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Common Stock Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Common Stock Shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives, and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements, and agreements.

This offering circular has been prepared on the basis that any offer of Common Stock Shares in any Relevant Member State will be made pursuant to an exemption under the Offering Circular Directive from the requirement to publish an Offering Circular for offers of Class A shares. Accordingly, any person making or intending to make an offer in that Relevant Member State of Common Stock Shares which are the subject of the Offering contemplated in this offering circular may only do so in circumstances in which no obligation arises for us to publish an Offering Circular pursuant to Article 3 of the Offering Circular Directive in relation to such offer. We have not authorized, nor do we authorize, the making of any offer of Common Stock Shares in circumstances in which an obligation arises for us to publish an Offering Circular for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any Common Stock Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Stock Shares to be offered so as to enable an investor to decide to purchase or subscribe the Class A shares, as the same may be varied in the Relevant Member State by any measure implementing the Offering Circular Directive in the Relevant Member State and the expression “Offering Circular Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Offering Circular Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Switzerland

The Common Stock Shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance Offering Circulares under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing Offering Circulares under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Common Stock Shares or this Offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing materials relating to this Offering, us, the Common Stock Shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Common Stock Shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of Common Stock Shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Class A shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This offering circular relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This Offering circular is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this offering circular nor taken steps to verify the information set forth herein and has no responsibility for the offering circular. The Common Stock Shares to which this offering circular relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Common Stock Shares offered should conduct their own due diligence on the Class A shares. If you do not understand the contents of this offering circular you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, Offering Circular, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to this Offering. This offering circular does not constitute an Offering Circular, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for an Offering Circular, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Common Stock Shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Common Stock Shares without disclosure to investors under Chapter 6D of the Corporations Act.

The Common Stock Shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this Offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Common Stock Shares must observe such Australian on-sale restrictions.

This offering circular contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering circular is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

Notice to prospective investors in China

This offering circular does not constitute a public offer of the Class A shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The Common Stock Sharecare not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the Common Stock Shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Notice to Prospective Investors in Hong Kong

The Common Stock Shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “Offering Circular” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Common Stock Shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Common Stock Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The Common Stock Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This offering circular has not been registered as an Offering Circular with the Monetary Authority of Singapore. Accordingly, this offering circular and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Common Stock Shares may not be circulated or distributed, nor may the Common Stock Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Common Stock Sharecare subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) A corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire Class A share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) A trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Common Stock Shares pursuant to an offer made under Section 275 of the SFA except:

(a) To an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b) Where no consideration is or will be given for the transfer;

(c) Where the transfer is by operation of law;

(d) As specified in Section 276(7) of the SFA; or

(e) As specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Common Stock Shares and Debentures) Regulations 2005 of Singapore.

State Securities - Blue Sky Laws

There is no established public market for our shares of our Common Stock outside of the OTC Markets Pink Sheets , and there can be no assurance that any other market will develop in the foreseeable future. Transfer of our Common Stock Shares may also be restricted under the securities or securities regulations laws promulgated by various states and foreign jurisdictions, commonly referred to as “Blue Sky” laws. Absent compliance with such individual state laws, our Common Stock Shares may not be traded in such jurisdictions. Because the securities qualified hereunder have not been registered for resale under the blue sky laws of any state, the holders of such Common Stock Shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Accordingly, investors may not be able to liquidate their investments and should be prepared to hold the Common Stock Shares for an indefinite period of time.

We will consider applying for listing with a provider of business and financial information on publicly listed companies, which, once published, will provide us with “manual” exemptions in approximately 39 states as indicated in CCH Blue Sky Law Desk Reference at Section 6301 entitled “Standard Manuals Exemptions.”

39 states have what is commonly referred to as a “manual exemption” for secondary trading of securities such as those to be resold by selling shareholders. In these states, so long as we obtain and maintain a listing in a securities manual recognized by the state such as Mergent, Inc., Moody’s Investor Service or Standard and Poor’s Corporate Manual, secondary trading of our Common Stock Shares can occur without any filing, review or approval by state regulatory authorities. These states are Alaska, Arizona, Arkansas, Colorado, Connecticut, Nevada, Florida, Georgia, Hawaii, Idaho, Indiana, Iowa, Kansas, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Nebraska, Nevada, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Rhode Island, South Carolina, South Dakota, Texas, Utah, Vermont, Washington, West Virginia, Wisconsin and Wyoming. If we can secure this listing in such securities manuals, only then secondary trading can occur in these states without further action.

We will also consider applying for listing pursuant to the OTCQB market. Currently, forty-four U.S. states and jurisdictions maintain “Manual Exemptions,” which generally allow for secondary trading of qualifying companies as long as certain key information about the company is published in a nationally recognized securities manual or its electronic equivalent. Each state determines which manuals qualify under its rules. Currently, there are regulatory recognitions for OTCQB markets, with Blue Sky secondary trading exemptions in states such as Alaska, Arkansas, Connecticut, Colorado, Delaware, Georgia, Hawaii, Indiana, Iowa, Louisiana, Maine, Mississippi, Nebraska, Mexico, Ohio, Oregon, Pennsylvania, Rhode Island, South Dakota, Tennessee, Texas, Utah, Washington, West Virginia, Wisconsin and Wyoming and New Jersey.

We currently do not intend to and may not be able to qualify securities for resale in other states which require Common Stock Shares to be qualified before they can be resold by holders of Common Stock Shares.

Restrictions Imposed by the USA PATRIOT Act and Related Acts

In accordance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, the securities offered hereby may not be offered, sold, transferred or delivered, directly or indirectly, to any “unacceptable investor,” which means anyone who is:

●

A “designated national,” “specially designated national,” “specially designated terrorist,” “specially designated global terrorist,” “foreign terrorist organization,” or “blocked person” within the definitions set forth in the Foreign Assets Control Regulations of the United States, or U.S., Treasury Department;

●	Acting on behalf of, or an entity owned or controlled by, any government against whom the U.S. maintains economic sanctions or embargoes under the Regulations of the U.S. Treasury Department;

●	Within the scope of Executive Order 13224 - Blocking Property and Prohibiting Transactions with Persons who Commit, Threaten to Commit, or Support Terrorism, effective September 24, 2001;

●

A person or entity subject to additional restrictions imposed by any of the following statutes or regulations and executive orders issued thereunder: the Trading with the Enemy Act, the National Emergencies Act, the Antiterrorism and Effective Death Penalty Act of 1996, the International Emergency Economic Powers Act, the United Nations Participation Act, the International Security and Development Cooperation Act, the Nuclear Proliferation Prevention Act of 1994, the Foreign Narcotics Kingpin Designation Act, the Iran and Libya Sanctions Act of 1996, the Cuban Democracy Act, the Cuban Liberty and Democratic Solidarity Act and the Foreign Operations, Export Financing and Related Programs Appropriations Act or any other law of similar import as to any non-U.S. country, as each such act or law has been or may be amended, adjusted, modified or reviewed from time to time; or

●	Designated or blocked, associated, or involved in terrorism, or subject to restrictions under laws, regulations, or executive orders as may apply in the future similar to those set forth above.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following table lists the names and ages of our executive officers and director. The director(s) will continue to serve until the next annual shareholders meeting, or until their successors are elected and qualified. All officers serve at the discretion of the Board of Directors.

Name	Age	Position	Date First Appointed/ Elected
Timothy Armes	64	Chairman, Chief Executive Officer, President, Secretary and Treasurer and President and Chief Executive Officer of The 4LESS Group, Inc.	August 2011

Chris Davenport	50	President of Wholly Owned Subsidiary, Auto Parts 4 Less, Inc.	October 2013

Timothy Armes: Timothy Armes has served as our Chief Executive Officer/Chief Financial Officer since August 2011. From March 2011 to August 2011, Timothy Armes served as our Chief Operating Officer. In 1992, he launched one of the first online job bulletin boards which eventually grew into jobs.com, a top employment website before his departure in May 2000. From 1980 to 1982, he was an auditor for Ernst and Young. In 1980, Timothy Armes received a BA Degree in Accounting from the University of Texas and passed the Texas Certified Public Accountant exam in 1982.

Christopher Davenport: Christopher Davenport has been the President of our wholly owned subsidiary since October 2013. In September 2005, he received his MBA from the University of California (Irvine) in September 2005. From 2000 to 2010, through Health Services Direct, Christopher Davenport provided mobile dental services to employees of a gaming corporation, covering contracts for several hundred thousand employees on the Las Vegas strip, and implemented new technologies at the time such as filmless radiography, virtual patient charts and VPN networks to make for seamless quality health care. Christopher Davenport expanded his mobile dental company to the military where he won several multiyear, multi-million dollars medical/dental National Guard Medical Readiness contracts.

Audit Committee

We do not have an Audit Committee. Our Board of Directors, consisting solely of Timothy Armes, is responsible for reviewing and making recommendations concerning the selection of outside auditors, reviewing the scope, results, and effectiveness of the annual audit of our financial statements. The Board of Directors reviews our internal accounting controls, practices, and policies.

Committees of the Board

We do not have nominating, compensation, or audit committees or committees performing similar functions nor do we have a written nominating, compensation, or audit committee charter. The Board of Directors believes that it is not necessary to have such committees, at this time, because the functions of such committees can be adequately performed by the sole director.

Audit Committee Financial Expert

Our Board of Directors has determined that we do not have an independent board member that qualifies as an ” audit committee financial expert ” as defined in Item 407(D)(5) of Regulation S-K, nor do we have a Board member that qualifies as ” independent” as the term is used in Item 7(d)(3)(iv)(B) of Schedule 14A under the Exchange Act.

We believe that our sole director is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. The sole director does not believe that it is necessary to have an audit committee because management believes that the functions of an audit committee can be adequately performed by the sole director. In addition, we believe that retaining an independent director who would qualify as an “ audit committee financial expert ” would be overly costly and burdensome and is not warranted in our circumstances given the stage of our development and the fact that we have not generated any positive cash flows from operations to date.

Family Relationships

There are no family relationships between any two or more of our directors or executive officers. There is no arrangement or understanding between any of our directors or executive officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current board of directors. There are also no arrangements, agreements or understandings to our knowledge between non-management shareholders that may directly or indirectly participate in or influence the management of our affairs.

Involvement in Certain Legal Proceedings

None of the following events have occurred during the past ten years and are material to an evaluation of the ability or integrity of any of our directors or officers.

1.

A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

2.	Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.

Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

a.

Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

b.	Engaging in any type of business practice; or

c.	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4.

Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

5.

Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

6.

Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7.

Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

a.	Any Federal or State securities or commodities law or regulation; or

b.

Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

c.	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8.

Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29)), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Board Meetings and Annual Meeting

During the fiscal year ended January 31, 2019, our Board of Directors (currently consisting solely of Timothy Armes) did not meet or hold any formal meetings. We did not hold an annual meeting in the year ended January 31, 2019. In the absence of formal board meetings, the Board conducted all of its business and approved all corporate actions during the fiscal year ended January 31, 2019 by the unanimous written consent of its sole director.

Code of Ethics

We have not adopted a formal Code of Ethics. The Board of Directors evaluated our business and the number of employees and determined that since the business is operated by a small number of persons, general rules of fiduciary duty and federal and state criminal, business conduct and securities laws are adequate ethical guidelines. In the event our operations, employees and/or directors expand in the future, we may take actions to adopt a formal Code of Ethics.

Shareholder Proposals

We do not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for directors. The sole director believes that, given the stage of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. We do not currently have any specific or minimum criteria for the election of nominees to the Board of Directors and we do not have any specific process or procedure for evaluating such nominees. The Board of Directors will assess all candidates, whether submitted by management or shareholders, and make recommendations for election or appointment.

A shareholder who wishes to communicate with our Board of Directors may do so by directing a written request addressed to our Chief Executive Officer, at the address appearing on the first page of this report.

Governance

We do not have any defined policy or procedure requirements for our stockholders to submit recommendations or nominations for directors. We do not currently have any specific or minimum criteria for the election of nominees to our Board of Directors and we do not have any specific process or procedure for evaluating such nominees. Our Board of Directors assesses all candidates, whether submitted by management or stockholders, and makes recommendations for election or appointment.

Compensation

Our Board of Directors is responsible for determining compensation for our directors to ensure it reflects the responsibilities and risks of being a director of a public company.

Other Board Committees

We have no committees of our Board of Directors.

Director Independence

We are not currently listed on the Nasdaq Stock Market, which requires independent directors. In evaluating the independence of our members and the composition of the committees of our board of directors, we utilize the definition of “independence” as that term is defined by applicable listing standards of the Nasdaq Stock Market and Securities and Exchange Commission rules, including the rules relating to the independence standards of an audit committee and the non-employee director definition of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended.

According to the Nasdaq definition, our sole director, Timothy Armes, is not independent.

Our Board of Directors expects to continue to evaluate its independence standards and whether and to what extent the composition of our Board of Directors and its committees meets those standards. We ultimately intend to appoint such persons to our board and committees of our board as are expected to be required to meet the corporate governance requirements imposed by a national securities exchange. Therefore, we intend that a majority of our directors will be independent directors of which at least one director will qualify as an “audit committee financial expert,” within the meaning of Item 407(d)(5) of Regulation S-K, as promulgated under the Securities Act of 1933, as amended.

Indemnification of Directors and Officers

Section 145 of the Nevada General Corporation Law permits a corporation to indemnify any director or officer of the corporation against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action, one brought by or on behalf of the corporation), indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Our Articles of Incorporation contain a provision that no director or officer will be personally liable to us or our stockholders for damages regarding breaches of fiduciary duty. This limitation on liability may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our stockholders from suing our officers and directors based upon breaches of their duties to us.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes the total compensation paid or earned by the Company’s Chief Executive Officer and Chief Financial Officer during the fiscal years ended January 31, 2020 and 2019. We did not have any executive officers who received total compensation in excess of $100,000 during the fiscal years disclosed below, other than disclosed below.

Name and principal position (1)	Year	Salary*	Bonus	Stock Awards	Option Awards	All other compensation*	Total compensation

Timothy Armes	2020	$79,414	—	—	—	—	$79,414
CEO, President, Treasurer, Secretary and Director (1)(2)	2019	$31,790	—	—	—	—	$31,790

Christopher Davenport	2020	$332,701	—	—	—	—	$332,701
President 4LESS Corp (3)	2019	$293,625	—	—	—	—	$293,625

__________

*

Does not include any accruals not paid in cash or perquisites and other personal benefits in amounts less than 10% of the total annual salary and other compensation. No executive officer earned any non-equity incentive plan compensation or nonqualified deferred compensation during the periods reported above. The value of the Stock Awards and Option Awards in the table above, if any, was calculated based on the fair value of such securities calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718.

(1)	No executive or director received any consideration, separate from the compensation they received as an executive officer, for service on our Board of Directors during the periods disclosed.

(2)	During our Fiscal Year 2021 (from February 1, 2020 until August 31, 2020), Timothy Armes was compensated $42,000.

(3)	During our Fiscal Year 2021 (from February 1, 2020 until August 31, 2020), Christopher Davenport was compensated $261,271 of salary and bonuses.

Grants of Plan-Based Awards.

None.

Outstanding Equity Awards at Fiscal Year End.

None.

Potential Payments upon Termination or Change in Control

We do not have any contract, agreement, plan or arrangement with its named executive officers that provides for payments to a named executive officer at, following, or in connection with the resignation, retirement or other termination of a named executive officer, or a change in our control, or a change in the named executive officer’s responsibilities following a change in control.

Retirement Plans

We do not have any plan that provides for the payment of retirement benefits, or benefits that will be paid primarily following retirement.

Compensation of Directors

We have not instituted a policy of compensating non-management directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth, as of the date of this Offering Circular certain information with respect to the beneficial ownership of our common stock by each stockholder known by us to be the beneficial owner of more than 5% of any class of our voting securities and by our current officer/director and officer of our wholly-owned subsidiary and by our current executive officers and directors as a group.

Name	Shares of Stock Beneficially Owned	Percent of Class	Voting Rights	Total Voting %
Common Stock
Christopher Davenport (1)	0	—	—	—
Timothy Armes (2)	45,002	—	—	—

All beneficial owners as a group (2 persons)	45,002	—	—	—

Series B Preferred Stock (3)
Christopher Davenport (1)	17,100	85.50%	57.00%	57.00%
Timothy Armes (2)	1,000	5.00%	3.30%	3.30%
Sergio Salzano	1,900	9.50%	6.37%	6.37%
Total	20,000	100%	66.67%	66.67%

Series C Preferred Stock
Christopher Davenport	6,075	83.8%	0%	0%
Sergio Salzano	675	9.3%	0%	0%
JCC Trading, LLC	400	5.5%	0%	0%
Timothy Armes (2)	100	1.4%	0%	0%
Total	7,250	100%	0%	0%

Series D Preferred Stock
Christopher Davenport	675	77.58%	0%	0%
Sergio Salzano	75	8.62%	0%	0%
Timothy Armes	120	13.79%	0%	0%
Total	870	100%	0%	0%

All beneficial owners as a group (2 persons)
Total Voting Rights of Beneficial Owners			66.6%	66.6%

Notes

(1)	Christopher Davenport is the President of Auto Parts 4Less, Inc., our wholly owned subsidiary.

(2)	Timothy Armes is our CEO and sole Director.

(3)

Holders of the Series B Preferred Stock are entitled to vote on all shareholder matters and all of the issued shares of the Series B Preferred Stock in their entirety shall have voting rights equal to 66.7% of the total voting rights available at the time of any shareholder vote.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Other than as disclosed below, there has been no transaction, since the date of this Offering Circular or currently proposed transaction, in which our company was or is to be a participant and the amount involved exceeds $5,000, being the lesser of $120,000 or one percent of our total assets and in which any of the following persons had or will have a direct or indirect material interest:

- any director or executive officer.

- any person who beneficially owns, directly or indirectly, more than 5% of any class of our voting securities.

- any person who acquired control of us when it was a shell company or any person that is part of a group, consisting of two or more persons that agreed to act together for the purpose of acquiring, holding, voting or disposing of our common stock, that acquired control of us; and

- any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the foregoing persons.

On August 31, 2020, Timothy Armes, Chairman and CEO of The 4Less Group, Inc. purchased 45,000 restricted shares of our common stock at $0.42 per share for a total amount of $18,900.

As of both April 30, 2020 and January 31, 2020, we had $155,750 of related party accrued expenses related to accrued compensation for employees and consultants.

In February 2020, a shareholder and landlord of our operating subsidiary, 4Less, agreed to renegotiate a loan (as described in Note 5) by providing $25,700 in rent concessions over a 4-month period which increased the loan and prepaid rent by that amount. As of April 30, 2020, and January 31, 2020, the balance of prepaid rent totaled $15,980 and $0, respectively.

As of January 31, 2020, and 2019, we had $155,750 and $180,000, respectively, of related party accrued expenses related to accrued compensation for an employee. As of August 31, 2020, we had $136,850 of related party accrued expenses related to accrued compensation for employees.

During the year ended January 31, 2020, an officer of our operating subsidiary used a personal American Express charge card in conjunction with our business and charged approximately $227,000 in personal expenses to the charge card and repaid us approximately $232,000.

On June 1, 2015, we entered into a 36-month lease agreement with our minority shareholder for our office facility with a minimum base rent of $2,720 per month. We paid base rent and their share of maintenance expense of $43,200 and $36,156 related to this lease for the periods ended January 31, 2019 and 2018, respectively. The lease has been renewed through June 30, 2022.

On August 30, 2016, we entered into a 60-month lease agreement for our warehouse facility starting in December 2016 with a minimum base rent of $2,132 and estimated monthly CAM charges of $1,017 per month. We paid base rent and their share of maintenance expense of $36,899 and $37,760 related to this lease for the period ended January 31, 2019 and 2018, respectively.

On July 1, 2018, we entered into a 60-month lease agreement with its minority shareholder for its 8,800-sf warehouse facility with a minimum base rent of $6,400 per month. We paid base rent and their share of maintenance expense of $44,800 and $0 related to this lease for the periods ended January 31, 2019 and 2018, respectively.

On September 1, 2016, we received from a shareholder a loan for $100,000 bearing interest at 4.5% and due on demand. On December 31, 2017, we paid this note with $6,000 accrued interest.

As of January 31, 2019, and 2018, we had $0 and $1,875 of related party accrued interest payable related to accrued interest on a related party note payable.

During the period from July 2017 through December 2017, a minority shareholder contributed $212,692 to us.

During December 2018, we decided to divest our Nurses Lounge, Inc. subsidiary. An investment group made up of former shareholders and debt holders along with our President bought the subsidiary and in accordance with the agreement, certain liabilities of 4 Less were assumed by Nurses Lounge, Inc. as part of the transaction. The table below shows the assets and liabilities that we were relieved of in the transaction.

Dec. 2018
Cash	$(13)
Accounts payable	30,937
Notes Payable	433,173
Deferred Revenue	4,818
Accrued Expenses	46,432
Preferred Stock	340,103
Common Stock	40,000
Gain on discontinued operations	$895,450

In April 2018, a major shareholder and landlord of 4Less, agreed to purchase 5% of 4Less (prior to the merger) from its largest shareholder for contributing $350,000 in cash to the 4Less Corp. and $150,000 of rent concessions amortized over a 20-month period starting July 1, 2018. As of January 31, 2019, the balance of prepaid rent totaled $97,500.

As a result of the acquisition of the private company, 4Less Corp, in November 2018 and disposition of Nurses Lounge in December of 2018, Timothy Armes canceled 100 million shares (16,666 post-split) of his approximate 129,628,000 common shares he owned (21,604 post-split). Along with the cancellation of his common stock and a verbal agreement to remain as serve as our President/CEO/Chairman, Timothy Armes received 120 shares of Series D Preferred stock, maintained his 1,000 shares of Series B Preferred stock and a payable of 180,000 of deferred income.

As part of the acquisition of the 4Less Corp., Christopher Davenport, our founder/president, received 17,100 shares of Series B Preferred Stock representing approximately 89% of the 20,000 Series B Preferred stock outstanding, 6,075 shares of Series C Preferred stock outstanding, which can be converted into approximately 60% of our outstanding common stock and 675 shares of Series D Preferred stock.

DESCRIPTION OF SECURITIES

Common Stock

We have 15,000,000 common stock shares authorized, par value of $0.000001 per share, 1,180,963 shares of which are outstanding. On September 8, 2020, we filed a Schedule 14C Information Statement with the SEC to reduce our authorized shares from One Billion (1,000,000,000) Common Stock Shares to Fifteen Million Common Stock Shares (15,000,000), which reduced authorized shares will become effective on or about September 28, 2020.

Each share of Common Stock shall have one (1) vote per share for all purposes. Our Common Stock does not provide preemptive, subscription or conversion rights and there is no redemption or sinking fund provisions or rights. Our Common Stockholders are not entitled to cumulative voting for election of Board members. Each share of our Common Stock entitles its holder to one vote in the election of each director and on all other matters voted on generally by our stockholders. Holders of our Common Stock will be entitled to dividends in such amounts and at such times as our Board of Directors in its discretion may declare out of funds legally available for the payment of dividends. We currently intend to retain our entire available discretionary cash flow to finance the growth, development and expansion of our business and do not anticipate paying any cash dividends on the Common Stock in the foreseeable future. Any future dividends will be paid at the discretion of our Board of Directors.

Holders of our Common Stock Shares

As of this date, there were 89 holders of record of our common stock.

Preferred Stock

We have 20,001,000 blank check preferred stock authorized, which there are 19,642,880 unissued blanks check preferred but available for issuance.

Series A Preferred

We have 330,000 shares of Series A Convertible Preferred Stock authorized that have no liquidation rights or voting rights and are convertible into common stock determined by multiplying the number of issued and outstanding common stock shares on the date of conversion by the conversion price of $0.152 per share. As of this Offering, there are no Series A outstanding, which shares were canceled as part of reverse merger transaction in 2018 and spin-out of Nurses Lounge, Inc.

Series B Preferred

We have 20,000 shares of Series B Preferred Stock authorized, each share of which entitles the holder to vote on all shareholder manners in total equal to 66.67% of the total vote.

To date, we have issued 20,000 Preferred B Shares.

Series C Preferred

We have 7,250 shares of Series C Convertible Preferred Stock authorized that are convertible into common stock determined by multiplying the number of issued and outstanding common stock shares on the date of conversion by the conversion price of $2.63 per share, which upon conversion will equal 72.5% of our common stock outstanding. The conversion must occur by December 31, 2021; otherwise, the holder forfeits conversion rights. Series C Convertible Shares are not entitled to dividends. We are required to reserve a sufficient number of shares for the conversion of Preferred C Shares. The Series C Convertible Preferred Stock ranks prior to any class of series of our capital stock.

To date, we have issued 7,250 Series C Preferred Shares.

Series D Preferred

We have 870 shares of Series D Convertible Preferred Stock that have no dividend or voting rights and rank subordinate and are junior to Series A, B, and C Preferred Stock. There are 870 Series D Convertible Preferred Shares outstanding. We or the Holder of Series D Preferred may redeem any or all of the outstanding Preferred Stock at $1,000 per share.

To date, we have issued 870 Preferred D Shares.

Reverse Stock Splits

On March 29, 2019, we conducted a reverse stock split at a ratio of 6000 to 1.

On February 25, 2020, we conducted a reverse stock split at ratio of 4000 to 1.

Warrants:

Issued To	# Warrants	Dated	Expire	Strike Price	Expired	Exercised
Lender	0.1	07/02/2015	07/01/2019	$2,400,000 per share	Y	N
Lender	1.4	01/08/2018	01/08/2021	$1,800 per share	N	N

On July 2, 2015, we issued a Warrant for 583 Common Stock Shares, which number of warrants 6000 to 1 Post Reverse Stock Split was reduced to 0.1. The warrant expired on July 1, 2019. On December 27, 2017, we issued 34,000,000 Common Stock Purchase Warrants to lender in connection with a $51,000 Note, which number of warrants 6000 to 1 Post Reverse Stock Split was reduced to 5,667 Common Stock Purchase Warrants and 4000 to 1 Post Reverse Stock Split was reduced to 1.4 Common Stock Purchase Warrants. The 1.4 Common Stock Purchase Warrants are exercisable at $1,800. The 1.4 Common Stock Purchase Warrants expire on January 8, 2021.

Dividend Rights

There are no restrictions in our Articles of Incorporation or Bylaws that prevent us from declaring dividends. The Nevada Revised Statutes, however, do prohibit us from declaring dividends where, after giving effect to the distribution of the dividend:

We would not be able to pay our debts as they become due in the usual course of business; or

Our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Sales Pursuant to Rule 144

Any shares of common stock covered by this Offering Circular which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Offering Circular.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for 90 days, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for 90 days, our affiliates or persons selling shares on behalf of our affiliates who own shares that were acquired from us or an affiliate of ours at least six months prior to the proposed sale are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this Offering Circular, a number of shares that does not exceed the greater of:

1% of the number of shares of common stock then outstanding, which will equal 1,271,906 shares as of the date of this Offering Circular: or the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Transfer Agent and Registrar

Our transfer agent is Clear Trust, LLC, 16540 Pointe Village Drive, Suite 205, Lutz FL 33558. Clear Trust’s telephone number is (813) 388-4549 and its email is inbox@cleartrusttransfer.com

Investment Limitations

Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than ten percent (10%) of the greater of your annual income or net worth (please see below on how to calculate your net worth). Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Because this is a Tier 2, Regulation A offering, most investors must comply with the ten percent (10%) limitation on investment in the Offering. The only investor in this Offering exempt from this limitation is an “accredited investor” as defined under Rule 501 of Regulation D under the Securities Act (an “Accredited Investor”). If you meet one of the following tests you should qualify as an Accredited Investor:

(i)

You are a natural person who has had individual income in excess of $200,000 in each of the two (2) most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii)	You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase Shares (please see below on how to calculate your net worth);

(iii)	You are an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer;

(iv)

You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the Offered Shares, with total assets in excess of $1,100,000;

(v)

You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940 (the “Investment Company Act”), or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

(vi)	You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(vii)

You are a trust with total assets in excess of $1,100,000, your purchase of Shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the Offered Shares; or

(viii)

You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $1,100,000.

ADDITIONAL INFORMATION ABOUT THE OFFERING

Broker-Dealer Agreement with Dalmore Group

We have an August 5, 2020 Broker-Dealer Agreement with Dalmore Group, LLC (“Dalmore”), a registered broker-dealer, which agreement is effective until 12 months after the August 5, 2020 Effective Date. The agreement provides that Dalmore shall provide the following services: (a) review investor information, perform Anti-Money Laundering and other compliance background checks, provide us with a recommendation of whether we accept or not accept the investor; (b) review each investor’s subscription agreement to confirm such investor’s participation; (c) not provide any investment advice or investment recommendation to any investor; (d) keep investor details and data confidential and not disclose to any third parties; (e) coordinate with third party providers to ensure adequate review and compliance. The Agreement further provides that Dalmore shall receive the following compensation: (a) 100 basis points on the aggregate amount raised; (b) one-time advance payment for out of pocket expenses of $5,000; (c) consulting fee of $20,000.

Services Agreement with Deal Maker

We have an August 18, 2020 Agreement with Novation Solutions Inc. to provides the following services: (a) creation of a deal portal hosted by www.dealmaker.tech; (which website is expressly not incorporated by reference into this filing) (b) integrated deal portal setup, including digitation of documents, deal landing page and invest now button; (c) account set up for fund collection; (d) generation of marketing links, management of allocation. We are required to pay Novation a setup fee of $10,000, $15 per investor for investor document submission/e-signature, and $15 per investor for investor fund tracking/matching.

Service Agreement with Plexus Cybermedia, Inc.

We have an August 20, 2020 Agreement with Plexus Cybermedia, Inc. to provide Investor Marketing Services to Regulation A investors for total compensation of $87,500 paid in various installments specified in Schedule B of the agreement.

No Selling Shareholders

No securities are being sold for the account of security holders; we will receive all net proceeds of this offering.

Investors’ Tender of Funds

We have an agreement with Novation Solutions, Inc (o/a DealMaker) (“Deal Maker”) for Deal Maker to provide services pertaining to processing the investments. After the Offering Statement has been qualified by the Commission, we will, through Deal Maker, accept tenders of funds to purchase our shares. Deal Maker will process credit cards used by Investors to make the investment, including matching the credit card payment specifically to the referenced investor, adapting to last minute changes in investment amounts or allocations, and updating investors via a progress table and in response to investor inquiries. Deal Maker will charge the following fees with respect to their processing services: (a) $5 surcharge per investor for check processing; (b) $50 per each refund investment; (c) 250 for additional fund transfers; and (d) with respect to all funds collected from investors via Visa and Mastercard, fees will be levied by third party credit card processors which fees can vary from 3.25% and 4.5%.

Prospective investors who submitted non-binding indications of interest during the “test the waters” period will receive an automated message from us indicating that the offering is open for investment.

Process of Subscribing

You will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

If you decide to subscribe for the Common Stock in this offering, you should complete the following steps:

1.	When such page is available, go to our investor page (which website will expressly not be incorporated by reference into this filing);

2.	Complete the online investment form;

3.	Deliver funds directly by wire, debit card, credit card or electronic funds transfer via ACH to the specified account;

4.	Once funds or documentation are received an automated AML check will be performed to verify the identity and status of the investor;

5.	Once AML is verified, investor will electronically receive, review, execute and deliver to us a Subscription Agreement.

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. We will review all subscription agreements completed by the investor.

If the subscription agreement is not complete or there is other missing or incomplete information, the funds will not be released until the investor provides all required information. In the case of a debit card payment, provided the payment is approved, we will have up to three days to ensure all the documentation is complete. We will generally review all subscription agreements on the same day, but not later than the day after the submission of the subscription agreement.

All funds tendered (by wire, debit card, credit card or electronic funds transfer via ACH to the specified account or deliver evidence of cancellation of debt) by investors. All funds received by wire transfer will be made available immediately while funds transferred by ACH will be restricted for a minimum of three days to clear the banking system prior to deposit. The processing of the Subscriptions and the investments will be through Deal Maker. We maintain the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests from us, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event the company receives oversubscriptions in excess of the maximum offering amount.

Offering Period and Expiration Date

This Offering will start on or immediately prior to the date on which the SEC initially qualifies this Offering Statement (the “Qualification Date”) and will terminate on the Termination Date (the “Offering Period”).

Acceptance of Subscriptions

Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed ten percent (10%) of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed ten percent (10%) of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

NOTE: For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the Offered Shares.

In order to purchase our Common Stock shares and prior to the acceptance of any funds from an investor, an investor will be required to represent, to our satisfaction, that he is either an accredited investor or is in compliance with the ten percent (10%) of net worth or annual income limitation on investment in this Offering.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ON ACCOUNTING AND FINANCIAL DISCLOSURE

We had no changes in, and no disagreements with our accountants on accounting and financial disclosure.

On October 25, 2019, Fruci & Associates II, PLLC (“Fruci”) resigned as our independent registered public accounting firm. On October 25, 2019, our Board of Directors approved and ratified the engagement of LJ Soldinger & Associates LLC (“Soldinger”) as our independent registered public accounting firm, effective immediately. Pursuant to applicable rules, we made the following additional disclosures in Form 8-K:

(a) During the period from April 30, 2019 through October 25, 2019, there were no disagreements with Fruci on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to Fruci’s satisfaction would have caused it to make reference thereto in connection with its reports on the financial statements for such years. During the period from April 30, 2019 through October 25, 2019, there were no events of the type described in Item 304(a)(1)(v) of Regulation S-K.

(b) During the period from April 30, 2019 and through October 25, 2019, we did not consult with Soldinger with respect to any matter whatsoever including without limitation with respect to any of (i) the application of accounting principles to a specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on our financial statements; or (iii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or an event of the type described in Item 304(a)(1)(v) of Regulation S-K.

Other Information

None.

THE 4LESS GROUP, INC.

FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

3 MONTH AND 6 MONTH PERIOD ENDING JULY 31, 2020

YEARS ENDED JANUARY 31, 2020 AND JANUARY 31, 2019

THE 4LESS GROUP, INC.

Condensed Consolidated Balance Sheets

	July 31, 2020	January 31, 2020
	Unaudited	(*)
Assets
Current Assets
Cash and Cash Equivalents	$121,290	$162,124
Inventory	290,574	371,896
Prepaid Expenses	12,936	8,106
Other Current Assets	1,810	1,059
Total Current Assets	426,610	543,185
Operating Lease Assets	430,391	483,193
Property and Equipment, net of accumulated depreciation of $76,225, and $64,091	92,625	114,509

Total Assets	$949,626	$1,140,887

Liabilities and Stockholders’ Deficit
Current Liabilities
Accounts Payable	$410,342	$534,442
Accrued Expenses	1,741,754	1,709,797
Accrued Expenses – Related Party	155,750	155,750
Short-Term Debt	329,515	609,491
Current Operating Lease Liability	100,792	101,984
Short-Term Convertible Debt, net of debt discount of $62,365 and $689,176	1,837,764	2,286,896
Derivative Liabilities	1,366,523	2,611,125
PPP Loan-current portion	86,760	—
Current Portion – Long-Term Debt	50,763	4,166
Total Current Liabilities	6,079,963	8,013,651

Non-Current Lease Liability	316,498	365,085
PPP Loan -long term portion	122,687	—
Long-Term Debt	58,062	11,940

Total Liabilities	6,577,210	8,390,676

Commitments and Contingencies	—	—
Redeemable Preferred Stock
Series D Preferred Stock, $0.001 par value, 870 shares authorized, 870 and 870 shares issued and outstanding	870,000	870,000

Stockholders’ Deficit
Preferred Stock – Series A, $0.001 par value, 330,000 shares authorized, 0 and 0 shares issued and outstanding	—	—
Preferred Stock – Series B, $0.001 par value, 20,000 shares authorized, 20,000 and 20,000 shares issued and outstanding	20	20
Preferred Stock – Series C, $0.001 par value, 7,250 shares authorized, 7,000 and 6,750 shares issued and outstanding	7	7
Common Stock, $0.000001 par value, 1,000,000,000 shares authorized, 904,972 and 538,464 shares issued, issuable and outstanding	1	1
Additional Paid In Capital	13,489,681	13,449,336
Accumulated Deficit	(19,987,293)	(21,569,153)
Total Stockholders’ Deficit	(6,497,584)	(8,119,789)

Total Liabilities and Stockholders’ Deficit	$949,626	$1,140,887

__________

* Derived from audited information

The Accompanying Notes are an Integral Part of these Condensed Consolidated Financial Statements.

THE 4LESS GROUP, INC.

Condensed Consolidated Statements of Operations

For the Six Month and Three Months Ended July 31, 2020 and 2019

(Unaudited)

	Three Months Ended		Six Months Ended
	July 31, 2020	July 31, 2019	July 31, 2020	July 31, 2019

Revenue	$2,927,209	$2,059,700	$4,927,280	$4,327,925

Cost of Revenue	2,001,592	1,557,617	3,429,896	3,150,080

Gross Profit	925,617	502,083	1,497,384	1,177,845

Operating Expenses:
Depreciation	5,951	8,749	12,598	18,989
Postage, Shipping and Freight	151,755	119,753	264,893	231,985
Marketing and Advertising	5,782	74,766	23,850	121,379
E Commerce Services, Commissions and Fees	252,848	189,422	419,267	388,941
Operating lease cost	34,079	26,701	68,158	53,402
Personnel Costs	232,869	302,116	499,604	650,669
General and Administrative	159,223	240,373	334,865	494,531
Total Operating Expenses	842,507	961,880	1,623,235	1,959,896

Net Operating Income (Loss)	83,110	(459,797)	(125,851)	(782,051)

Other Income (Expense)
Gain (Loss) on Sale of Property and Equipment	464	(6,947)	464	(6,947)
Change in Fair Value on Derivative Liability	506,979	998,792	432,199	88,350
Gain on Settlement of Debt	—	—	2,172,646	67,622
Amortization of Debt Discount	(47,898)	(170,684)	(626,811)	(473,050)
Interest Expense	(147,693)	(114,785)	(270,787)	(460,422)
Total Other Income (Expense)	311,852	706,376	1,707,711	(784,447)

Net Income (Loss)	$394,962	$246,579	$1,581,860	$(1,566,498)

Basic Weighted Average Shares Outstanding	763,214	1,658	660,668	970
Basic (Loss) per Share	$0.52	$148.72	$2.39	$(1,614.95)
Diluted Weighted Average Shares Outstanding	51,179,725	160,982	51,077,179	970
Diluted Income (Loss) per Share	$0.00	$(3.07)	$0.00	$(1,614.95)

The Accompanying Notes are an Integral Part of these Condensed Consolidated Financial Statements.

THE 4LESS GROUP, INC.

Condensed Consolidated Statement of Changes in Stockholders’ Deficit

For the Six Months Ended July 31, 2019

(Unaudited)

	Preferred Series A		Preferred Series B		Preferred Series C			Common Stock		Paid in	Retained
	Shares	Amount	Shares	Amount	Shares		Amount	Shares	Amount	Capital	Earnings	Total

January 31, 2019	—	$—	20,000	$20	6,750		$7	151	$—	$11,694,325	$(17,689,307)	$(5,994,955)

Conversion of Notes Payable and Accrued Interest to Common Stock	—	—	—	—	—		—	303	—	258,594	—	258,594

Derivative Liability Reclassified as Equity Upon Conversion of notes	—	—	—	—		—	—	—	—	237,500	—	237,500

Common Stock Adjustments for Reverse Splits	—	—	—	—	—		—	1	—	11,115	—	11,115

Net Income (Loss)	—	—	—	—	—		—	—	—	—	(1,813,076)	(1,813,076)

April 30, 2019	—	$—	20,000	$20	6,750		$7	455	$—	$12,201,534	$(19,502,383)	$(7,300,822)

Conversion of Notes Payable and Accrued Interest to Common Stock	—	—	—	—	—		—	4,027	—	357,419	—	357,419

Derivative Liability Reclassified as Equity Upon Conversion of notes	—	—	—	—		—	—	—	—	281,621	—	281,621

Common Stock Adjustments for Reverse Splits	—	—	—	—	—		—	—	—	(11,419)	—	(11,419)

Net Income (Loss)	—	—	—	—	—		—	—	—	—	246,579	246,579

July 31, 2019	—	$—	20,000	$20	6,750		$7	4,482	$—	$12,829,155	$(19,255,804)	$(6,426,622)

The Accompanying Notes are an Integral Part of these Condensed Consolidated Financial Statements.

THE 4LESS GROUP, INC.

Condensed Consolidated Statement of Changes in Stockholders’ Deficit

For the Six Months Ended July 31, 2020

(Unaudited)

	Preferred Series A		Preferred Series B		Preferred Series C			Common Stock		Paid in	Retained
	Shares	Amount	Shares	Amount	Shares		Amount	Shares	Amount	Capital	Earnings	Total

January 31, 2020	—	$—	20,000	$20	6,750		$7	538,464	$1	$13,449,336	$(21,569,153)	$(8,119,789)

Conversion of Notes Payable and Accrued Interest to Common Stock	—	—	—	—	—		—	82,361	—	3,399	—	3,399

Derivative Liability Reclassified as Equity Upon Conversion of notes	—	—	—	—		—	—	—	—	8,104	—	8,104

Exchange of debt	—	—	—	—	250		—	—	—	9,105	—	9,105

Net Income (Loss)	—	—	—	—	—		—	—	—	—	1,186,898	1,186,898

April 30, 2020	—	$—	20,000	$20	7,000		$7	620,825	$1	$13,469,944	$(20,382,255)	$(6,912,283)

Conversion of Notes Payable and Accrued Interest to Common Stock	—	—	—	—	—		—	284,147	—	7,656	—	7,656

Derivative Liability Reclassified as Equity Upon Conversion of notes	—	—	—	—		—	—	—	—	12,081	—	12,081

Net Income (Loss)	—	—	—	—	—		—	—	—	—	394,962	394,962

July 31, 2020	—	$—	20,000	$20	7,000		$7	904,972	$1	$13,489,681	$(19,987,293)	$(6,497,584)

The Accompanying Notes are an Integral Part of these Condensed Consolidated Financial Statements.

THE 4LESS GROUP, INC.

Condensed Consolidated Statements of Cash Flows

For the Six Months Ended July 31, 2020 and 2019

(Unaudited)

	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss)	$1,581,860	$(1,566,498)
Adjustments to reconcile net loss to cash used by operating activities:
Depreciation	12,598	18,989
Change in Fair Value on Derivative Liabilities	(432,199)	(88,350)
Amortization of Debt Discount	626,811	473,050
Interest Expense related to Derivative Liability in Excess of Fair Value	—	84,940
Loan Penalties Capitalized to Loan Included in Interest Expense	3,394	75,599
(Gain) Loss on Sale of Property and Equipment	(464)	6,947
Gain on Settlement of Debt	(2,172,646)	(67,622)
Change in Operating Assets and Liabilities:
Decrease (Increase) in Inventory	81,322	(144,216)
(Increase) Decrease in Prepaid Expenses	20,870	32,318
(Increase) Decrease in Other Current Assets	2,271	3,659
Increase (Decrease) in Accounts Payable	(115,251)	207,448
Increase in Accrued Expenses	231,207	431,627
CASH FLOWS (USED IN) PROVIDED BY OPERATING ACTIVITIES	(160,227)	(532,109)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from Disposal of Property and Equipment	9,750	55,650
CASH FLOWS USED IN INVESTING ACTIVITIES	9,750	55,650

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Short Term Debt	205,000	741,500
Payments on Short Term Debt	(302,913)	(828,913)
Proceeds from PPP Loan	209,447	—
Payments on Long Term Debt	(1,891)	(6,388)
Due to/from Officer	—	(9,250)
Proceeds from Convertible Notes Payable	—	573,250
CASH FLOWS (USED IN) PROVIDED BY FINANCING ACTIVITIES	109,643	470,199

NET INCREASE (DECREASE) IN CASH	(40,834)	(6,260)

CASH AT BEGINNING OF PERIOD	162,124	59,401

CASH AT END OF PERIOD	$121,290	$53,141

Supplemental Disclosure of Cash Flows Information:
Cash Paid for Interest	$29,538	$26,609
Cash Paid for Income Taxes	$—	$—
Convertible Notes Interest and Derivatives Converted to Common Stock	$31,240	$616,013
Derivative Debt Discount	$—	$706,975
Short Term Debt and Interest Extinguished Through Issuance of Series C Preferred Stock	$144,076	$—
Convertible Notes and Interest Extinguished Through Issuance of Series C Preferred Stock	$1,245,456	$—

The Accompanying Notes are an Integral Part of these Condensed Consolidated Financial Statements.

THE 4LESS GROUP, INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business:

Nature of Business – The 4LESS Group, Inc., (the “Company”), was incorporated under the laws of the State of Nevada on December 5, 2007. The Company, under the name MedCareers Group, Inc. (“MCGI”) formally operated a website for nurses, nursing schools and nurses’ organizations designed for better communication between nurses and the nursing profession.

On November 29, 2018, the Company entered into a transaction (the “Share Exchange”), pursuant to which the Company acquired 100% of the issued and outstanding equity securities of The 4LESS Corp. (“4LESS”), in exchange for the issuance of (i) nineteen thousand (19,000) shares of Series B Preferred Stock, (ii) six thousand seven hundred fifty (6,750) shares of Series C Preferred Stock, and (iii) 870 shares of Series D Preferred Stock. The Series C Preferred Shares have a right to convert into common stock of the Company by multiplying the number of issued and outstanding shares of common stock by 2.63 on the conversion date. The Share Exchange closed on November 29, 2018.  As a result of the Share Exchange, the former shareholders of 4LESS became the controlling shareholders of the Company. The Share Exchange was accounted for as a reverse takeover/recapitalization effected by a share exchange, wherein 4LESS is considered the acquirer for accounting and financial reporting purposes. The capital, share price, and earnings per share amount in these consolidated financial statements for the period prior to the reverse merger were restated to reflect the recapitalization in accordance with the shares issued as a result of the reverse merger except otherwise noted.

4LESS was formed as Vegas Suspension & Offroad, LLC on October 24, 2013 as a Nevada limited liability company and converted to a Nevada corporation with the same name on May 8, 2017. On April 2, 2018, the Company changed its name to The 4LESS Corp. The Corporation had S Corporation status. The Corporation operates as an e-commerce auto and truck parts sales company. As a result of the share exchange, the 4LESS Group, Inc. is now a holding company operating through 4LESS and offers products including exhaust systems, suspension systems, wheels, tires, stereo systems, truck bed covers, and shocks. On December 30, 2019 4LESS changed its name to Auto Parts 4Less, Inc.

Significant Accounting Policies:

The Company’s management selects accounting principles generally accepted in the United States of America and adopts methods for their application. The application of accounting principles requires the estimating, matching and timing of revenue and expense. The accounting policies used conform to generally accepted accounting principles which have been consistently applied in the preparation of these condensed financial statements.

Basis of Presentation:

The Company prepares its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States.

The accompanying unaudited condensed consolidated financial statements and related notes have been prepared in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim unaudited consolidated financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (“GAAP”) for complete consolidated financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with GAAP have been omitted pursuant to instructions, rules, and regulations prescribed by the SEC. The unaudited consolidated financial statements reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. Interim results are not necessarily indicative of the results for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company for the year ended January 31, 2020 and notes thereto contained in the Company’s Annual Report on Form 10-K filed on May 6, 2020.

Principles of Consolidation:

The condensed financial statements include the accounts of The 4LESS Group, Inc. as well as The Auto Parts 4Less, Inc., and JBJ Wholesale LLC. All significant inter-company transactions have been eliminated. All amounts are presented in U.S. Dollars unless otherwise stated.

Use of Estimates:

In order to prepare financial statements in conformity with accounting principles generally accepted in the United States, management must make estimates, judgments and assumptions that affect the amounts reported in the financial statements and determine whether contingent assets and liabilities, if any, are disclosed in the financial statements. The ultimate resolution of issues requiring these estimates and assumptions could differ significantly from resolution currently anticipated by management and on which the financial statements are based.  The most significant estimates included in these consolidated financial statements are those associated with the assumptions used to value derivative liabilities.

Reclassifications

Certain amounts in the Company’s condensed consolidated financial statements for prior periods have been reclassified to conform to the current period presentation. These reclassifications have not changed the results of operations of prior periods.

Cash and Cash Equivalents:

The Company considers all highly liquid instruments with a maturity of three months or less to be cash equivalents. At times, cash balances may be in excess of the Federal Deposit Insurance Corporation (“FDIC”) insurance limits. The carrying amount of cash and cash equivalents approximates fair market value.

Inventory Valuation

Inventories are stated at the lower of cost or net realizable value. Inventories are valued on a first-in, first-out (FIFO) basis. Inventory is comprised of finished goods.

Concentrations

Cost of Goods Sold

For the six months ended July 31, 2020 the Company purchased approximately 55% of its inventory and items available for sale from third parties from three vendors. As of July 31, 2020, the net amount due to those vendors included in accounts payable was $171,928. For the six months ended July 31, 2019, the Company purchased from three vendors approximately 54% of its inventory and items available for sale from third parties. As of July 31, 2019, the net amount due to those vendors included in accounts payable was $86,441. The Company believes there are numerous other suppliers that could be substituted should a supplier become unavailable or non-competitive.

Leases

We adopted ASU No. 2016-02—Leases (Topic 842), as amended, as of February 1, 2019, using the full retrospective approach. The full retrospective approach provides a method for recording existing leases at adoption and in comparative periods. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification.

In addition, we elected the hindsight practical expedient to determine the lease term for existing leases. Our election of the hindsight practical expedient resulted in the shortening of lease terms for certain existing leases and the useful lives of corresponding leasehold improvements. In our application of hindsight, we evaluated the performance of the leased stores and the associated markets in relation to our overall real estate strategies, which resulted in the determination that most renewal options would not be reasonably certain in determining the expected lease term.

Adoption of the new standard resulted in the recording of additional net lease assets and lease liabilities of $454,087 and $454,087 respectively, as of February 1, 2019. The standard did not materially impact our consolidated net earnings, retained earnings and had no impact on cash flows.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized when items of income and expense are recognized in the financial statements in different periods than when recognized in the tax return. Deferred tax assets arise when expenses are recognized in the financial statements before the tax returns or when income items are recognized in the tax return prior to the financial statements. Deferred tax assets also arise when operating losses or tax credits are available to offset tax payments due in future years. Deferred tax liabilities arise when income items are recognized in the financial statements before the tax returns or when expenses are recognized in the tax return prior to the financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

On December 22, 2017, the Tax Cuts and Jobs Act (“Tax Act”) was signed into law. ASC 740, Accounting for Income Taxes requires companies to recognize the effects of changes in tax laws and rates on deferred tax assets and liabilities and the retroactive effects of changes in tax laws in the period in which the new legislation is enacted. The Company’s gross deferred tax assets were revalued based on the reduction in the federal statutory tax rate from 35% to 21%. A corresponding offset has been made to the valuation allowance, and any potential other taxes arising due to the Tax Act will result in reductions to the Company’s net operating loss carryforward and valuation allowance. The Company will continue to analyze the Tax Act to assess its full effects on the Company’s financial results, including disclosures, for the Company’s fiscal year ending January 31, 2020, but the Company does not expect the Tax Act to have a material impact on the Company’s consolidated financial statements.

On November 29, 2018, the Company completed a reverse merger with The 4 Less Corp. At such time that there was a change in control, all net operating losses for tax purposes of the parent were no longer available for carry-forward and the parent started to accumulate profits or losses from that point forward.

Fair Value of Financial Instruments:

The Company’s financial instruments consist of cash, accounts payable, advances and notes payable. The Company considers the carrying value of such amounts in the financial statements to approximate their fair value due to the short-term nature of these financial instruments. Derivatives are recorded at fair value at each period end. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date.

The ASC guidance for fair value measurements and disclosure establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Inputs – Quoted prices for identical instruments in active markets.

Level 2 Inputs – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs – Instruments with primarily unobservable value drivers.

The following table sets forth, by level within the fair value hierarchy, the Company’s financial liabilities that were accounted for at fair value on a recurring basis as of July 31, 2020:

	July 31, 2020	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:
Derivative Liabilities – embedded redemption feature	$1,366,523	$—	$—	$1,366,523
Totals	$1,366,523	$—	$—	$1,366,523

Related Party Transactions:

The Company has a verbal policy that includes procedures intended to ensure compliance with the related party provisions in common practice for public companies. For purposes of the policy, a “related party transaction” is a transaction in which the Company or any one of its subsidiaries participates and in which a related party has a direct or indirect material interest, other than ordinary course, arms-length transactions of less than 1% of the revenue of the counterparty. Any transaction exceeding the 1% threshold, and any transaction involving consulting, financial advisory, legal or accounting services that could impair a director’s independence, must be approved by the CEO. Any related party transaction in which an executive officer or a Director has a personal interest, or which could present a possible conflict under the Guide to Ethical Conduct, must be approved by Board of Directors, following appropriate disclosure of all material aspects of the transaction.

Derivative Liability

The derivative liabilities are valued as a level 3 input under the fair value hierarchy for valuing financial instruments. The derivatives arise from convertible debt where the debt and accrued interest is convertible into common stock at variable conversion prices and reclassification of equity instrument to liability due to insufficient shares for issuance. As the price of the common stock varies, it triggers a gain or loss based upon the discount to market assuming the debt was converted at the balance sheet date. When evaluating the effect of the issuance of new equity-linked or equity-settled instruments on previously issued instruments, the Company uses first-in, first-out method (“FIFO”) where authorized and unused shares would first be used to satisfy the earliest issued equity-linked instruments. As of July 31, 2020, warrants to purchase 0 common shares (583 shares before the reverse split of 2/25/2020 referred to in Note 6) issued in July 2014 were not classified as derivative liability while the remaining warrants outstanding were classified as derivative liability based on the FIFO method.

The fair value of the derivative liability is determined using a lattice model, is re-measured on the Company’s reporting dates, and is affected by changes in inputs to that model including our stock price, historical stock price volatility, the expected term, and both high risk and the risk-free interest rate. The most sensitive inputs to the model are for expected time for the holder to convert or be repaid and the estimated historical volatility of the Company’s common stock.  However, because the historical volatility of the Company’s common stock is so high (see Note 7), the sensitivity required to change the liability by 1% as of July 31, 2020 is greater than 25% change in historical volatility as of that date.  The other inputs, such as risk free rate, high yield cash rate and stock price all have a sensitivity for a 1% change in the input variable results in a significantly less than 1% change in the calculated derivative liability.

Revenue Recognition

The Company recognizes revenue under ASC 606, “Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue when control is transferred over the promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods and services transferred to the customer. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

Because the Company’s sales agreements generally have an expected duration of one year or less, the Company has elected the practical expedient in ASC 606-10-50-14(a) to not disclose information about its remaining performance obligations.

Disaggregation of Revenue: Channel Revenue

The following table shows revenue split between proprietary and third party website revenue for the six months ended July 31, 2020 and 2019:

			Change
	2020	2019	$	%
Proprietary website revenue	$2,403,120	$1,658,063	$745,057	45%
Third party website revenue	2,524,160	2,669,862	(145,702)	(5%	)
Total Revenue	$4,927,280	$4,327,925	$599,355	14%

The Company’s performance obligations are satisfied at the point in time when products are received by the customer, which is when the customer has title and obtained the significant risks and rewards of ownership. Therefore, the Company’s contracts have a single performance obligation (shipment of product). The Company primarily receives fixed consideration for sales of product. Shipping and handling amounts paid by customers are primarily for online orders, and are included in revenue. Sales tax and other similar taxes are excluded from revenue.

Stock-Based Compensation:

The Company accounts for stock options at fair value. The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model and provides for expense recognition over the service period, if any, of the stock option.

Earnings (Loss) Per Common Share:

Basic earnings (loss) per share (“EPS”) is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS give effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used to determine the number of shares assumed to be purchased from the exercise of stock options and/or warrants. Diluted EPS excluded all dilutive potential shares if their effect is anti-dilutive.

Basic loss per common share is computed based on the weighted average number of shares outstanding during the period. Diluted loss per share is computed in a manner similar to the basic loss per share, except the weighted-average number of shares outstanding is increased to include all common shares, including those with the potential to be issued by virtue of convertible debt and other such convertible instruments. Diluted loss per share contemplates a complete conversion to common shares of all convertible instruments only if they are dilutive in nature with regards to earnings per share.

Recently Issued Accounting Standards:

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350) which simplifies goodwill impairment testing by requiring that such periodic testing be performed by comparing the fair value of a reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The policy is effective for fiscal years, including interim periods, beginning after December 15, 2019. We adopted on February 1, 2020 and the adoption had no impact.

Fair Value Measurement: In 2018, the FASB issued amended guidance to remove, modify and add disclosure requirements for fair value measurements. This amendment is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosure requirements. Transition is on a prospective basis for the new and modified disclosures, and on a retrospective basis for disclosures that have been eliminated. The adoption of this guidance on February 1, 2020 did not have a material impact on our consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, Compensation - Stock Compensation (Topic 718): Improvement to Nonemployee Share-Based Payment Accounting, which is part of the FASB’s simplification initiative to maintain or improve the usefulness of the information provided to the users of financial statements while reducing cost and complexity in financial reporting. This update provides consistency in the accounting for share-based payments to nonemployees with that of employees. The updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

In addition to the above, the Company has reviewed all other recently issued, but not yet effective, accounting pronouncements, and does not believe the future adoption of any such pronouncements will have a material impact on its financial condition or the results of its operations.

There were various other accounting standards and interpretations issued recently, none of which are expected to a have a material impact on our financial position, operations or cash flows.

NOTE 2 – GOING CONCERN AND FINANCIAL POSITION

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has an accumulated deficit of $19,987,293 as of July 31, 2020 and has a working capital deficit at July 31, 2020 of $5,653,353. As of July 31, 2020, the Company only had cash and cash equivalents of $121,290. While the Company has continued to grow its revenues, at this time, the three months ended July 31, 2020 was the first quarter the Company was able to achieve profitability from operations prior to interest and other expenses.  While the Company believes it will continue to build on the results achieved in this quarter, our current liquidity position raises substantial doubt about the Company’s ability to continue as a going concern.

Management’s plan is to raise additional funds in the form of debt or equity in order to continue to fund losses until such time as revenues are able to sustain the Company.  To date, the main source of funding has been through the issuance of convertible notes with provisions that allow the holder to convert the debt and accrued and unpaid interest at substantial discounts to the trading the price of our common stock and through factored promissory notes secured by substantially all of the assets of our operating subsidiary.  The effect of the conversions for the six months ended July 31, 2020 and 2019, respectively, for the convertible notes has been to substantially dilute existing holders of common stock of our Company.  However, there is no assurance that management will be successful in being able to continue to obtain additional funding. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 – PROPERTY

The Company capitalizes all property purchases over $1,000 and depreciates the assets on a straight-line basis over their useful lives of 3 years for computers and 7 years for all other assets. Property consists of the following at July 31, 2020 and January 31, 2020:

	July 31, 2020	January 31, 2020
Office furniture, fixtures and equipment	$85,413	$95,163
Shop equipment	43,004	43,004
Vehicles	40,433	40,433
Sub-total	168,850	178,600
Less: Accumulated depreciation	(76,225)	(64,091)
Total Property	$92,625	$114,509

Additions to fixed assets were nil for both the three months and six months ended July 31, 2020 and July 31, 2019.

Office equipment having a cost of $9,750 and a net book value of $9,286 was disposed of during the quarter ended July 31, 2020. Proceeds received of $9,750 and a gain on sale of property and equipment of $464 were recorded.

Vehicles having a cost of $62,048 and a net book value of $49,401 was disposed of during the quarter ended July 31, 2019. Proceeds received of $55,650 and a loss on sale of property and equipment of $6,947 were recorded.

Depreciation expense was $5,951 and $8,749 for the three months ended July 31, 2020 and July 31, 2019, respectively.

Depreciation expense was $12,598 and $18,989 for the six months ended July 31, 2020 and July 31, 2019, respectively.

NOTE 4 – LEASES

We lease certain warehouses and office space. Leases with an initial term of 12 months or less are not recorded on the balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term. For lease agreements entered into or reassessed after the adoption of Topic 842, we did not combine lease and non-lease components.

Most leases include one or more options to renew, with renewal terms that can extend the lease term from one to 17 years or more. The exercise of lease renewal options is at our sole discretion. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise.

Below is a summary of our lease assets and liabilities at April 30, 2020 and January 31, 2020.

Leases	Classification	July 31, 2020	January 31, 2020
Assets
Operating	Operating Lease Assets	$430,391	$483,193
Liabilities
Current
Operating	Current Operating Lease Liability	$100,792	$101,984
Noncurrent
Operating	Noncurrent Operating Lease Liabilities	316,498	365,085
Total lease liabilities		$417,290	$467,069

Note: As most of our leases do not provide an implicit rate, we use our incremental borrowing rate of 8% based on the information available at commencement date in determining the present value of lease payments.

CAM charges were not included in operating lease expense and were expensed in general and administrative expenses as incurred.

Operating lease cost was $34,079 and $26,701 for the three months ended July 31, 2020 and July 31, 2019, respectively.

Operating lease cost was $68,158 and $54,402 for the six months ended July 31, 2020 and July 31, 2019, respectively.

NOTE 5 – PPP LOAN

On May 2, 2020 the Company entered into a Paycheck Protection Promissory (PPP) Note Agreement whereby the lender would advance proceeds of $209,447 at a fixed rate of 1% per annum and a May 2, 2022 maturity. The loan is repayable in monthly instalments of $8,818 commencing October 31, 2020 and continuing on the second day of every month thereafter until maturity when any remaining principal and interest are due and payable. The Company used the proceeds of the loan to pay for payroll, rent and utilities. The Company intends to continue to use the proceeds from the PPP Loan in a manner consistent with obtaining loan forgiveness. This forgiveness expectation is based on current SBA rulemaking and is subject to change. At July 31, 2020 the loan is classified as $86,760 current and $122,697 long-term.

NOTE 6 – SHORT-TERM AND LONG-TERM DEBT

The components of the Company’s debt as of July 31, 2020 and January 31, 2020 were as follows:

	July 31, 2020		January 31, 2020
Working Capital Note Payable - $ 200,000 dated October 25, 2019, repayment of 10% of all eBay sales proceeds until paid in full, minimum payment of $20,417, fees of $4,173 effective interest rate of 7%(4), maturing January 25, 2020(4) , repaid in full February 5, 2020	$—		$6,978
Loan dated October 8, 2019, and revised February 29, 2020 repayable at $5,704 per month commencing on July 1, 2020, maturing June 1, 2022, interest at 13% per annum(2)	94,610	#	63,635
Loan dated October 14, 2019, repayable in average monthly installments of $11,200, maturing April 14, 2020, interest and fees $7,200, effective interest 35.50% per annum(4)(5) repaid in full at maturity	—		30,000
Working Capital Note Payable - $ 200,000 dated July 19, 2019, repayment of 10% of all eBay sales proceeds until paid in full, minimum payment of $20,334, fees of $3,343 effective interest rate of 7%(4), repaid in full on October 22, 2019	—		—
Working Capital Note Payable - $200,000, dated March 5, 2020, repayment of 10% of all eBay sales proceeds until paid in full, minimum payments of $20,695 per quarter until paid, interest rate of 7%(3)	—		—
SFS Funding Loan, original loan of $389,980 January 8, 2020, 24% interest, weekly payments of $6,006, maturing April 7, 2021(5)	309,600	*	371,963
Forklift Note Payable, original note of $20,432.59 Sept 26, 2018, 6.23% interest, 60 monthly payments of $394.54 ending August 2023(1)	14,215	#	16,106
Demand loan - $122,000 dated August 19, 2019 25% interest, 5% fee on outstanding balance(4)(6)	—		122,000
Demand loan - $5,000 dated February 1, 2020, 15% interest, 5% fee on outstanding balance	5,000	*	—
Demand loan - $2,500, dated March 8, 2019, 25% interest, 5% fee on outstanding balance	2,500	*	2,500
Demand loan - $65,500 dated February 27, 2019, 25% interest, 5% fee on outstanding balance, Secured by the general assets of the Company	12,415	*	12,415
Total	$438,340		$625,597

	July 31, 2020	January 31, 2020
Short-Term Debt	$329,515	$609,491
Current Portion Of Long-Term Debt	50,763	4,166
Long-Term Debt	58,062	11,940
	$438,340	$625,597

__________

*	Short-term loans
#	Long-term loans of $ 14,215 including current portion of $3,899 and $94,610 including current portion of $46,864*
(1)	Secured by equipment having a net book value of $18,243
(2)

On February 29, 2020 the Company amended the agreement extending the maturity to June 1, 2022 from April 8, 2021 and changing monthly payments to $5,705 from $4,679 and interest rate from 15% to 13%.In addition prepaid rent and interest of $27,500 and $8,005 were added to the loan’s principal amount and the 1st monthly payment commence July 1, 2020.

(3)	The Company has pledged a security interest on all accounts receivable and banks accounts of the Company.
(4)	The Company has pledged a security interest on all assets of the Company.
(5)	The amounts due under the note are personally guaranteed by an officer or a director of the Company.
(6)	On February 26, 2020 the lender exchanged the $122,000 note along with $22,076 for 26 Class C preferred shares as part of a larger debt exchange transaction as described in Note 7.

The Company had accrued interest payable of $0 and $0 interest on the notes at July 31, 2020 and January 31, 2020, respectively.

NOTE 7 – SHORT-TERM CONVERTIBLE DEBT

The components of the Company’s debt as of July 31, 2020 and January 31, 2020 were as follows:

	Interest	Default Interest	Conversion	Outstanding Principal at
Maturity Date	Rate	Rate	Price	July 31, 2020	January 31, 2020
Nov 4, 2013*	12%	12%	$1,800,000	$100,000	$100,000
Jan 31, 2014*	12%	18%	$2,400,000	16,000	16,000
Apr 24, 2020*(ii)	12%	24%	(3)	69,730	69,730
July 31, 2013*	12%	12%	$1,440,000	5,000	5,000
Jan 31, 2014*	12%	12%	$2,400,000	30,000	30,000
Dec 24, 2015*(v)	8%	24%	(1)	5,000	5,000
Feb 3, 2017*(ii)(iv)	8%	24%	(4)	2,500	2,500
Mar 3, 2017*(ii)(iv)	8%	24%	(5)	—	—
Mar 3, 2017*(ii)(iv)	8%	24%	(5)	33,000	33,000
Mar 24, 2017*(ii)(iv)	8%	24%	(5)	27,500	27,500
Apr 24, 2020*(ii)(iv)(vi)	12%	24%	(3)	521,181	517,787
July 8, 2015*(v)	8%	24%	(1)	5,500	5,500
Apr 24, 2020(ii)(iv)(vi)X	8%	24%	(3)	—	4,500
Apr 24, 2020 X	8%	24%	(3)	—	23,297
Apr 24, 2020 X	8%	24%	(3)	—	7,703
Apr 24, 2020 X	8%	24%	(3)	—	26,500
July 19, 2016*(v)	8%	24%	(1)	5,000	5,000
Mar 23, 2019*(ii)(iv)(vi)X	15%	24%	(3)	—	4,444
Feb 20, 2019*(ix)X	10%	10%	(6)	—	343,047
Jun 6, 2019*(viii)X	12%	18%	(7)	—	43,577
Oct 24, 2019*(ii)(iv)	8%	24%	(5)	37,400	45,595
Nov 14, 2019*(ii)(iv)	8%	24%	(5)	86,625	86,625
Dec 14, 2019*(ii)(iv)	8%	24%	(5)	143,000	143,000
Dec 28, 2019*(i)(iv)(vi)	12%	18%	(6)	133,333	133,333
Jan 9, 2020*(ii)(iv)	8%	24%	(2)	68,750	68,750
March 1, 2020*(x)	10%	15%	(8)	40,939	40,939
March 14, 2020(iv)(vi)X	15%	24%	(9)	—	44,967
April 3, 2020*(iv)	8%	24%	(2)	172,148	172,148
April 12, 2020*(xi)	10%	24%	(3)	184,023	185,130
May 13, 2020(iv)(vi)X	15%	24%	(9)	—	55,000
May 14, 2020*(iv)(vi)	8%	24%	(2)	52,500	52,500
May 24, 2020(iv)(vi)X	15%	24%	(9)	—	40,000
June 11, 2020(iv)(vi)X	15%	24%	(9)	—	85,000
June 26, 2020*(iv)(vi)	15%	24%	(9)	76,000	76,000
July 11, 2020(iv)(vii)X	15%	24%	(9)	—	60,000
Aug 29, 2020(iv)(vii)X	15%	24%	(9)	—	45,000
Sep 16, 2020(iv)(vii)X	15%	24%	(9)	—	34,000
Sep 27, 2020(iv)(vii)X	15%	24%	(9)	—	34,000
Oct 24, 2020(iv)(vii)X	15%	24%	(9)	—	122,000
Nov 7, 2020(iv)(vii)X	15%	24%	(10)	—	42,000
Nov 22, 2020(ii)(iv)(vi)	8%	24%	(2)	55,000	55,000
Dec 10, 2020(iv)(vii)X	15%	24%	(9)	—	55,000
Dec 23, 2020(ii)(iv)(vi)	8%	24%	(2)	30,000	30,000
Sub-total				1,900,129	2,976,072
Debt Discount				(62,365)	(689,176)
				$1,837,764	$2,286,896

__________

(1)	52% of the lowest trading price for the fifteen trading days prior to conversion day.
(2)	50% of the lowest trading price for the fifteen trading days prior to conversion day.
(3)	50% of the lowest trading price for the twenty trading days prior to conversion day.
(4)	50% of the lowest trading price for the fifteen trading days prior to conversion day, but not higher than $0.001.
(5)	50% of the lowest trading price for the fifteen trading days prior to conversion day, but not higher than $0.005.
(6)	60% of the lowest trading price for the twenty trading days prior to conversion day.
(7)	52% of the lowest trading price for the twenty trading days prior to conversion day.
(8)	55% of the lowest trading price for the twenty-five trading days prior to conversion day.
(9)	50% of the lowest bid price for the twenty-five trading days prior to conversion day.
(10)	45% of the lowest bid price for the fifteen trading days prior to conversion day

* In default.

X On February 26, 2020 the company exchanged convertible and short term notes and accrued interest for 250 Class C shares (transaction described further below).

(i) If the Company fails to maintain its status as “DTC Eligible” for any reason, or, if the effective Conversion Price as calculated in Section 4(a) is less than $0.0001 at any time (regardless of whether or not a Conversion Notice has been submitted to the Company), the Principal Amount of the Note shall increase by ten thousand dollars ($10,000) (under Holder’s and Company’s expectation that any Principal Amount increase will tack back to the Issuance Date). In addition, the Conversion Price shall be permanently redefined to equal the lesser of (a) $0.00001 or (b) 50% of the lowest traded price during the twenty five (25) consecutive Trading Days immediately preceding the applicable Conversion Date on which the Holder elects to convert all or part of this Note, subject to adjustment as provided in this Note. If at any time while this Note is outstanding, an Event of Default (as defined herein) occurs, then an additional discount of 15% shall be factored into the Variable Conversion Price until this Note is no longer outstanding (resulting in a discount rate of 65% assuming no other adjustments are triggered hereunder). These above contingencies have not occurred.

(ii) In the event the Company experiences a DTC ” Chill” on its shares, the conversion price shall be decreased to 40% instead of 50% while that “Chill” is in effect. If the Company fails to maintain the share reserve at the 4x discount of the note 60 days after the issuance of the note, the conversion discount shall be increased by 10%.

(iii) The share purchase agreements ancillary to the convertible note agreements do not allow the lender to engage in short sales.

(iv) If the Company becomes delinquent or continues its delinquency in its periodic filings with the SEC after the 6-months anniversary of the note, then the holder is entitled to use the lowest closing bid price during the delinquency period as a base price for the conversion.

(v) In the event the Company experiences a DTC ” Chill” on its shares, the conversion price shall be decreased to 42% instead of 52% while that “Chill” is in effect.

(vi) If the Company fails to maintain the share reserve at the 4x discount of the note 60 days after the issuance of the note, the conversion discount shall be increased by 10%.

(vii) If the Company fails to maintain the share reserve at the 3x discount of the note 60 days after the issuance of the note, the conversion discount shall be increased by 10%.

(viii) If at any time while this Note is outstanding, an event of default occurs, then an additional discount of 15% shall be factored into the Variable Conversion Price until this Note is no longer outstanding (resulting in a discount rate of 65% assuming no other adjustments are triggered hereunder). If at any time while this Note is outstanding, the Borrower’s Common Stock are not deliverable via DWAC, an additional 10% discount shall be factored into the Variable Conversion Price until this Note is no longer outstanding.

(ix) If the Company fails to maintain its status as “DTC Eligible” for any reason, or, if the effective Conversion Price is less than $0.01 at any time, the Principal Amount of the Note shall increase by ten thousand dollars ($10,000).  In addition, the Conversion price shall be permanently redefined to equal the lesser of (a) $0.001 or (b) 50% of the lowest traded price during the twenty five (25) consecutive Trading Days immediately preceding the applicable Conversion Date on which the Holder elects to convert all or part of this Note, subject to adjustment as provided in this Note.

(x) In the event that shares of the Borrower’s Common Stock are not deliverable via DWAC following the conversion of any amount hereunder, an additional ten percent (10%) discount shall be factored into the Variable Conversion Price until this Note is no longer outstanding (resulting in a discount rate of 55% assuming no other adjustments are triggered hereunder). Additionally, if the Borrower fails to comply with the reporting requirements of the Exchange Act (including but not limited to becoming late or delinquent in its filings, even if the Borrower subsequently cures such delinquency) at any time while after the Issue Date, and/or the Borrower shall cease to be subject to the reporting requirements of the exchange Act, an additional fifteen percent (15%) discount shall be factored into the Variable Conversion Price until this Note is no longer outstanding (resulting in a discount rate of 60% assuming no other adjustments are triggered hereunder).

(xi) If the Borrower’s Common stock is chilled for deposit at DTC, becomes chilled at any point while this Note remains outstanding or deposit or other additional fees are payable due to a Yield Sign, Stop Sign or other trading restrictions, or if the closing price at any time falls below $0.01 (as appropriately and equitably adjusted for stock splits, stock dividends, stock contributions and similar events), then an additional 15% discount will be attributed to the Conversion Price for any and all Conversions submitted thereafter.

The Company had accrued interest payable of $741,875 and $703,270 on the notes at July 31, 2020 and January 31, 2020, respectively.

The Company analyzed the conversion option for derivative accounting consideration under ASC 815-15 “Derivatives and Hedging” and determined that some instruments should be classified as liabilities due to there being a variable number of shares to be delivered upon settlement of the above conversion options. The instruments are measured at fair value at the end of each reporting period or termination of the instrument with the change in fair value recorded to earnings. The fair value of the embedded conversion option resulted in a discount to the note on the debt modification date. For the three months ended July 31, 2020 and 2019, the Company recorded amortization of debt discount expense of $47,898 and $170,684, respectively. For the six months ended July 31, 2020 and 2019, the Company recorded amortization of debt discount expense of $626,811 and $473,050, respectively See more information in Note 8.

During the three months ended July 31, 2020 the Company also added $3,394 in penalty interest to the loan.

On February 26, 2020 a lender exchanged $1,070,035 in convertible notes and $175,421 in accrued interest (as denoted by X in the above schedule) as well as $122,000 in short-term debt and $22,076 in accrued interest (as described in Note 6), and the associated derivative liability of $792,218 all totaling $2,181,750 in exchange for 250 Class C shares having a fair-value of $9,105. A gain of $2,172,646 was recorded.

During the six months ended July 31, 2020, the Company converted a total of $9,303 of the convertible notes and $1,752 accrued interest into 366,508 common shares.

As of July 31, 2020, the Company had $1,815,129 of aggregate debt in default. The agreements provide legal remedies for satisfaction of defaults, none of the lenders to this point have pursued their legal remedies. The Company continues to accrue interest at the listed rates and plans to seek their conversion or payoff within the next twelve months.

NOTE 8 – DERIVATIVE LIABILITIES

As of July 31, 2020 and January 31, 2020, the Company had derivative liabilities of $1,366,523 and $2,611,125, respectively. During the three months ended July 31, 2020 and 2019, the Company recorded a gain of $506,979 and $998,792 from the change in the fair value of derivative liabilities, respectively. During the six months ended July 31, 2020 and 2019, the Company recorded a gain of $432,199 and $88,350 from the change in the fair value of derivative liabilities, respectively. Any liabilities resulting from the warrants outstanding are immaterial.

The derivative liabilities are valued as a level 3 input for valuing financial instruments.

The following table presents changes in Level 3 liabilities measured at fair value for the six months ended July 31, 2020. Both observable and unobservable inputs were used to determine the fair value of positions that the Company has classified within the Level 3 category. Unrealized gains and losses associated with liabilities within the Level 3 category include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long- dated volatilities) inputs.

Level 3
Derivatives
Balance, January 31, 2020	$2,611,125
Change due to Settlement of Debt	(792,218)
Changes due to Conversion of Notes Payable	(20,185)
Mark to Market Change in Derivatives	(432,199)
Balance, July 31, 2020	$1,366,523

The derivatives arise from convertible debt where the debt is convertible into common stock at variable conversion prices which are linked to the trading and/or bid prices of the Company’s common stock as traded on the OTC market.

As the price of the common stock varies it triggers a gain or loss based upon the discount to market assuming the debt was converted at the balance sheet date.

The fair value of the derivative liability is determined using the lattice model, is re-measured on the Company’s reporting dates, and is affected by changes in inputs to that model including our stock price, expected stock price volatility, the expected term, and the risk-free interest rate. A summary of the weighted average (in aggregate) significant unobservable inputs (Level 3 inputs) used in measuring the Company’s warrant liabilities and embedded conversion feature that are categorized within Level 3 of the fair value hierarchy as of July 31, 2020 is as follows:

Embedded
Derivative Liability
As of July 31, 2020
Strike price	$0.08 - 0.198
Contractual term (years)	0.08 - 0.25 years
Volatility (annual)	551.1% - 558.5%
High yield cash rate	39.17% - 43.23%
Underlying fair market value	$0.11
Risk-free rate	0.07% - 0.08%
Dividend yield (per share)	0%

NOTE 9 – STOCKHOLDERS’ DEFICIT

Preferred Stock:

The Series A Preferred Stock has an automatic forced conversion into common stock upon the completion of the repurchase or extinguishing of all “toxic” debt (notes having conversion features tied to the Company’s common stock), the extinguishing of all other existing dilutive debt or equity structures, and total recapitalization of the Company. As of both July 31, 2020, and January 31, 2020 the Company had 0 shares of Series A Preferred issued and outstanding and 330,000 authorized with a par value of $0.001 per share.

At both July 31, 2020 and January 31, 2020, there were 20,000 and 20,000 Series B preferred shares outstanding, respectively. The Series B Preferred Stock have voting rights equal to 51% of the total voting rights at any time. There are no conversion rights granted holders of Series B Preferred shares, they are not entitled to dividends, and the Company does not have the right of redemption. Currently, there are 20,000 Series B preferred shares authorized and issued of the Series B Preferred Stock with a par-value of $0.001 per share.

At both July 31, 2020 and January 31, 2020, there were 7,000 and 6,750 Series C preferred shares outstanding, respectively. The Series C Preferred Stock have the right to convert into the common stock of the Company by multiplying the number of issued and outstanding shares of common stock by 2.63 on the conversion date. The holders of Series C Preferred shares are not entitled to dividends, and the Company does not have the right of redemption. Currently, there are 7,250 Series C preferred shares authorized and 7,000 shares issued with a par-value of $0.001 per share. On February 26, 2020, the Company issued 250 Class C preferred shares in a debt exchange transaction described in Note 6.

At both July 31, 2020 and January 31, 2020, there were 870 Series D preferred shares authorized and outstanding, respectively which with a par value $.001. All shares of Series D Preferred Stock will rank subordinate and junior to all shares of Series A, B and C of Preferred Stock of the Corporation and pari passu with any of the Corporation’s preferred stock hereafter created as to distributions of assets upon dissolution or winding up of the Corporation, whether voluntary or involuntary. These shares are non-voting, do not receive dividends and are redeemable according to the terms set out as follows:

OPTIONAL REDEMPTION.

(1)  At any time, either the Corporation or the holder may redeem for cash out of funds legally available therefor, any or all of the outstanding Series D Preferred Stock (“Optional Redemption”) at $1,000 per share.

(2)  Should the Corporation exercise the right of Optional Redemption it shall provide each holder of Preferred Stock with at least 30 days’ notice of any proposed optional redemption pursuant this Section VI (an “Optional Redemption Notice”). Any optional redemption pursuant to this Section VI shall be made rateably among holders in proportion to the Liquidation Value of Preferred Stock then outstanding and held by such holders. The Optional Redemption Notice shall state the Liquidation Value of Preferred Stock to be redeemed and the date on which the Optional Redemption is to occur (which shall not be less than thirty (30) or more than sixty (60) Business Days after the date of delivery of the Optional Redemption Notice) and shall be delivered by the Corporation to the holders at the address of such holder appearing on the register of the Corporation for the Preferred Stock. Within seven (7) business days after the date of delivery of the Optional Redemption Notice, each holder shall provide the Corporation with instructions as to the account to which payments associated with such Optional Redemption should be deposited. On the date of the Optional Redemption, provided for in the relevant Optional Redemption Notice, (A) the Corporation will deliver the redemption amount via wire transfer to the account designated by the holders, and (B) the holders will deliver the certificates relating to that number of shares of Preferred Stock being redeemed, duly executed for transfer or accompanied by executed stock powers, in either case, transferring that number of shares to be redeemed. Upon the occurrence of the wire transfer (or, in the absence of a holder designating an account to which funds should be transferred, delivery of a certified or bank cashier’s check in the amount due such holder in connection with such Optional Redemption to the address of such holder appearing on the register of the Corporation for the Preferred Stock), that number of shares of Preferred Stock redeemed pursuant to such Optional Redemption as represented by the previously issued certificates will be deemed no longer outstanding. Notwithstanding anything to the contrary in this Designation, each holder may continue to convert Preferred Stock in accordance with the terms hereof until the date such Preferred Stock is actually redeemed pursuant to an Optional Redemption.

(3)  Should the holder exercise the right of Optional Redemption it shall provide the Corporation with at least 30 days’ notice of any proposed optional redemption pursuant this Section VI (an “Optional Redemption Notice”). The Optional Redemption Notice shall state the value of the Preferred Stock to be redeemed and the date on which the Optional Redemption is to occur (which shall not be less than thirty (30) or more than sixty (60) Business Days after the date of delivery of the Optional Redemption Notice) and shall be delivered by the holder to the Corporation at the address of the Corporation for the Preferred Stock. Within seven (7) business days after the date of delivery of the Optional Redemption Notice, each holder shall provide the Corporation with instructions as to the account to which payments associated with such Optional Redemption should be deposited. On the date of the Optional Redemption, provided for in the relevant Optional Redemption Notice, (A) the Corporation will deliver the redemption amount via wire transfer to the account designated by the holder, and (B) the holder will deliver the certificates relating to that number of shares of Preferred Stock being redeemed, duly executed for transfer or accompanied by executed stock powers, in either case, transferring that number of shares to be redeemed. Upon the occurrence of the wire transfer (or, in the absence of a holder designating an account to which funds should be transferred, delivery of a certified or bank cashier’s check in the amount due such holder in connection with such Optional Redemption to the address of such holder appearing on the register of the Corporation for the Preferred Stock), that number of shares of Preferred Stock redeemed pursuant to such Optional Redemption as represented by the previously issued certificates will be deemed no longer outstanding. Notwithstanding anything to the contrary in this Designation, each holder may continue to convert Preferred Stock in accordance with the terms hereof until the date such Preferred Stock is actually redeemed pursuant to an Optional Redemption.

The Series D Preferred Stock is not entitled to any pre-emptive or subscription rights in respect of any securities of the Corporation.

Neither the Company nor any Series D preferred stockholders has given notice to exercise the redemption as of July 31, 2020 on the date of the financial statements.

Because the holders of the Series D preferred stock have the right to demand cash redemption, the cumulative amount of the redemption feature is included in Temporary Equity as of July 31, 2020 and January 31, 2020.

Common Stock

The Company is authorized to issue 1,000,000,000 common shares at a par value of $0.000001 per share (see Note 12). These shares have full voting rights. On June 4, 2020 the Company amended its articles decreasing authorized common shares from 20,000,000,000 to 1,000,000,000. On March 29, 2019 the Company undertook a 6000:1 reverse stock. On February 25, 2020, the Company undertook a 4000:1 reverse stock split. The share capital has been retrospectively adjusted accordingly to reflect these reverse stock splits.  At July 31, 2020 and January 31, 2020 there were 904,972 and 538,464 shares outstanding, respectively.  No dividends were paid in the three months ended April 30, 2020 or 2019. The Company’s articles of incorporation include a provision that the Company is not allowed to issue fractional shares.  As a result, as part of the reverse split described above, the Company issued an additional 1,699 shares in March 2020 and these shares were included in the shares outstanding as of January 31, 2020 as issuable.

The Company issued the following shares of common stock in the six months ended July 31, 2020:

Conversion of $9,303 Notes Payable and $1,752 Interest to 366,508 shares of Common Stock.

Options and Warrants:

The Company recorded option and warrant expense of $0 and $0 for the three months ended July 31, 2020 and 2019, respectively.

The Company issued no warrants for the three months ended July 31, 2020.

The Company had the following options and warrants outstanding at July 31, 2020:

Issued To	# Warrants	Dated	Expire	Strike Price	Expired	Exercised
Lender	1.4	01/08/2018	01/08/2021	$1,800 per share	N	N

	Options	Weighted Average Exercise Price	Warrants	Weighted Average Exercise Price
Outstanding at January 31, 2020	—	$—	1.4	$225,520
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited and canceled	—	—	—	—
Outstanding at July 31, 2020	—	$—	1.4	$225,520

NOTE 10 – RELATED PARTY TRANSACTIONS

As of both July 31, 2020 and January 31, 2020, the Company had $155,750 of related party accrued expenses related to accrued compensation for employees and consultants.

In February 2020, a shareholder and landlord of 4Less, agreed to renegotiate a loan (as described in Note 5) by providing $25,700 in rent concessions over a 4 month period which increased the loan and prepaid rent by that amount. As of both July 31, 2020, and January 31, 2020 the balance of prepaid rent totaled $0.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

On June 1, 2015, the Company entered into a 36-month lease agreement for its 2,590 sf office facility with a minimum base rent of $2,720 per month. The Company paid base rent and their share of maintenance expense of $43,200 and $43,200 related to this lease for the periods ended January 31, 2019 and 2018, respectively. The lease has been renewed until June 30, 2022. The Company records the payments as rent expense. This lease is with a shareholder – See Note 8 – Related Party Transactions.

On August 30, 2016, the Company entered into a 60-month lease agreement for its 3,554 sf warehouse facility starting in December 2016 with a minimum base rent of $2,132 and estimated monthly CAM charges of $1,017 per month. This lease is with a shareholder – See Note 9 – Related Party Transactions.

On July 1, 2018, the Company entered into a 60-month lease agreement with its minority shareholder for its 8,800 sf warehouse facility with a minimum base rent of $6,400 per month.

In September 2019 the Company entered into an operating lease for premises with an annual rent of $15,480, a three-year term commencing September 1, 2019 to August 31, 2022 and a one year renewal option.

In October 2019 the Company entered into an operating lease for a vehicle with an annual cost of $9,067 and a three-year term. The company paid initial fees of $17,744 and will pay fees on lease termination of $395. On a straight-line basis these costs amount to $1,259 per month.

Maturity of Lease Liabilities	Operating Leases
July 31 2021	$136,317
July 31, 2022	136,317
July 31, 2023	121,100
July 31, 2024	31,203
July 31, 2025	30,003
After July 31, 2025	40,005
Total lease payments	494,945
Less: Interest	(77,655)
Present value of lease liabilities	$417,290

The Company had total operating lease and rent expense of $34,079 and $26,701 for the three months ended July 31, 2020 and 2019 respectively. The Company had total operating lease and rent expense of $68,158 and $53,402 for the six months ended July 31, 2020 and 2019 respectively.

There is pending litigation initiated by the Company around the validity of a $100,000 note which the Company signed based upon representations of funding from the maker which were never received. The Company initiated litigation to dispute the note and the 1,692 shares that have been issued. There was no consideration for the issuance of the shares and the shares have been accounted for as if they were returned and cancelled although they have not been returned.

NOTE 12- EARNINGS (LOSS) PER SHARE

The net income (loss) per common share amounts were determined as follows:

	For the Three Months Ended
	July 31,
	2020	2019
Numerator:
Net income (loss) available to common shareholders	$394,962	$246,579

Effect of common stock equivalents
Add: interest expense on convertible debt	132,142	87,924
Add: amortization of debt discount	47,898	170,684
(Less): gain on change of derivative liabilities	(506,979)	(998,972)
Net income (loss) adjusted for common stock equivalents	68,023	(493,785)

Denominator:
Weighted average shares – basic	763,214	1,658

Net income (loss) per share – basic	$0.52	$148.72

Dilutive effect of common stock equivalents:
Convertible notes and accrued interest	48,036,434	147,537
Convertible Class C Preferred shares	2,380,076	11,786
Warrants	1	1

Denominator:
Weighted average shares – diluted	51,179,725	160,982

Net income (loss) per share – diluted	$0.00	$(3.07)

	For the Six Months Ended
	July 31,
	2020	2019
Numerator:
Net income (loss) available to common shareholders	$1,581,860	$(1,566,498)

Effect of common stock equivalents
Add: interest expense on convertible debt	235,682	241,450
Add: amortization of debt discount	626,811	473,050
Less : gain on settlement of convertible debt	(1,947,372)	(67,622)
Less: gain on change of derivative liabilities	(432,199)	(88,350)
Net income (loss) adjusted for common stock equivalents	64,782	(1,007,970)

Denominator:
Weighted average shares – basic	660,668	970

Net income (loss) per share – basic	$2.39	$(1,614.95)

Dilutive effect of common stock equivalents:
Convertible notes and accrued interest	48,036,434	—
Convertible Class C Preferred shares	2,380,076	—
Warrants	1	—

Denominator:
Weighted average shares – diluted	51,077,179	970

Net income (loss) per share – diluted	$0.00	$(1,614.95)

The anti-dilutive shares of common stock equivalents for the six months ended July 31, 2020 and July 31, 2019 were as follows:

	For the Six Months Ended
	July 31,
	2020	2019
Convertible notes and accrued interest	—	147,537
Convertible Class C Preferred shares	—	11,786
Warrants	—	1
Total	—	159,324

NOTE 13 – SUBSEQUENT EVENTS

On August 25, 2020 the Company entered into a debt settlement agreement where the Company paid $14,329 on August 31, 2020 in full settlement of the principal balance $40,239 and associated derivative liability of $36,495. A balance of approximately $7,000 of accrued interest remains.

On August 28, 2020 the Company entered into a Settlement Agreement with a lender whereby this lender acquired, through a series of note purchase agreements an aggregate of $1,692,690 in principal on convertible notes and $571,474 in accrued interest for a total of $2,264,144 in total debt (“Debt”) of the Company as well as associated derivative liabilities totaling $1,060,802 and now this lender has agreed to settle all of this Debt in exchange for the following:

- A non-convertible promissory note (the “Note”) for $1,200,000 maturing August 28, 2022 and bearing interest at 12% per annum payable monthly, save for the first six months interest which shall be payable at maturity. The Company must repay $445,200 on August 28, 2021 and $826,800 plus any accrued interest on August 28, 2022. This Note shall be secured by any and all assets of the Company which shall be recorded on a duly filed Form UCC 1 in the state of Nevada.

- 150 Class C preferred shares shall be exchanged on the principal.

- 950,000 warrants with an exercise price of $0.40 per share, a three-year maturity and a fair market value of $351,500 has been exchanged for the accrued interest amount.

On August 28, 2020 the Company entered into a secured promissory note with a lender for $425,000 with cash proceeds of $375,000 and original issue discount of $50,000, interest payable monthly at 15% per annum with a maturity date occurring in the event Company receives “financing” equal to $850,000 plus accrued interest owed on this note. Financing means any amounts received through the issuance of equity , debt , sale of assets or any other means of raising capital. This note shall be secured by any and all assets of the Company which shall be recorded on a duly filed Form UCC 1 in the state of Nevada. This note and accrued shall be payable in full should any event of default occur.

On August 31, 2020, Timothy Armes, Chairman and CEO of The 4Less Group, Inc. purchased 45,000 shares of The 4Less Group, Inc. common stock at $0.42 per share for a total amount of $18,900. As a result of purchase price related party accrued expenses related to accrued compensation for employees as referred to on Note 10 was reduced by same amount.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of The 4Less Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of The 4Less Group, Inc. (the Company) as of January 31, 2020 and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the year ended January 31, 2020, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of January 31, 2020 and the results of its consolidated operations and its cash flows for the year ended January 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully explained in Note 2, which includes management’s plans in regards to this uncertainty, the Company incurred a net loss of $3.88 million and has a negative working capital of $7.47 million and an accumulated deficit of $21.57 million as of and for the year ended January 31, 2020 and therefore there is substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ L J Soldinger Associates, LLC

May 5, 2020

Deer Park, Illinois

United States of America

We have served as the Company’s auditor since 2019.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of The 4LESS Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of The 4LESS Group, Inc. (“the Company”) as of January 31, 2019, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2019, and the results of its operations and its cash flows for the year ended January 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has cumulative losses, a working capital deficit, debt in default, and limited cash balances. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Fruci & Associates II, PLLC

We have served as the Company’s auditor during 2018 and 2019 and resigned on October 25, 2019.

Spokane, Washington

August 21, 2019, except as to the 4,000 to 1 reverse stock split disclosed under “Common Stock” in Note 8 to the consolidated financial statements, of which the date is March 16, 2020

THE 4LESS GROUP, INC.

Consolidated Balance Sheets

January 31, 2020 and 2019

	January 31, 2020	January 31, 2019
Assets
Current Assets
Cash and Cash Equivalents	$162,124	$59,401
Inventory	371,896	293,382
Prepaid Expenses	8,106	97,500
Other Current Assets	1,059	3,659
Total Current Assets	543,185	453,942
Operating Lease Assets	483,193	454,087
Property and Equipment, net of accumulated depreciation of $64,091 and $64,394	114,509	242,126

Total Assets	$1,140,887	$1,150,155

Liabilities and Stockholders’ Deficit
Current Liabilities
Accounts Payable	$534,442	$216,455
Accrued Expenses	1,709,797	1,045,255
Accrued Expenses – Related Party	155,750	180,000
Short-Term Debt	609,491	381,512
Current Operating Lease Liability	101,984	74,179
Short-Term Convertible Debt, net of debt discount of $689,176 and $309,021	2,286,896	1,900,160
Derivative Liabilities	2,611,125	2,041,260
Current Portion – Long-Term Debt	4,166	11,697
Total Current Liabilities	8,013,651	5,850,518

Non-Current Lease Liability	365,085	379,908
Long-Term Debt	11,940	44,684

Total Liabilities	8,390,676	6,275,110

Commitments and Contingencies	—	—
Redeemable Preferred Stock
Series D Preferred Stock, $0.001 par value, 870 shares authorized, 870 and 870 shares issued and outstanding	870,000	870,000

Stockholders’ Deficit
Preferred Stock – Series A, $0.001 par value, 330,000 shares authorized, 0 and 0 shares issued and outstanding	—	—
Preferred Stock – Series B, $0.001 par value, 20,000 shares authorized, 20,000 and 20,000 shares issued and outstanding	20	20
Preferred Stock – Series C, $0.001 par value, 7,250 shares authorized, 6,750 and 6,750 shares issued and outstanding	7	7
Common Stock, $0.000001 par value, 20,000,000,000 shares authorized, 538,464 and 151 shares issued, issuable and outstanding	1	—
Additional Paid In Capital	13,449,336	11,694,325
Accumulated Deficit	(21,569,153)	(17,689,307)
Total Stockholders’ Deficit	(8,119,789)	(5,994,955)

Total Liabilities and Stockholders’ Deficit	$1,140,887	$1,150,155

The Accompanying Notes are an Integral Part of these Consolidated Financial Statements.

THE 4LESS GROUP, INC.

Consolidated Statements of Operations

For the Years Ended January 31, 2020 and 2019

	2020	2019
Revenue	$8,186,214	$8,312,610

Cost of Revenue	6,275,189	6,115,504

Gross Profit	1,911,025	2,197,106

Operating Expenses:
Depreciation	34,832	40,958
Postage, Shipping and Freight	453,088	401,650
Marketing and Advertising	204,945	179,516
E Commerce Services, Commissions and Fees	763,182	963,020
Operating lease cost	117,841	74,803
Personnel Costs	1,274,894	1,200,010
General and Administrative	915,507	327,916
Total Operating Expenses	3,764,289	3,187,873

Net Operating Loss	(1,853,264)	(990,767)

Other Income (Expense)
Gain (loss) on Sale of Property and Equipment	16,295	(1,124)
Gain (Loss) on Derivatives	(180,552)	3,231,187
Gain on Settlement of Debt	67,623	—
Amortization of Debt Discount	(800,159)	(248,247)
Loss on Issuance of Convertible Notes	—	(387,881)
Gain on Sale of Subsidiary	—	895,450
Impairment of Goodwill	—	(10,398,397)
Interest Expense	(1,129,789)	(225,719)
Total Other Income (Expense)	(2,026,582)	(7,134,731)

Net Income (Loss)	$(3,879,846)	$(8,125,498)

Basic and Diluted Weighted Average Shares Outstanding	86,542	19
Basic and Diluted Income (Loss) per Share	$(44.83)	$(427,657.79)

The Accompanying Notes are an Integral Part of these Consolidated Financial Statements.

THE 4LESS GROUP, INC.

Consolidated Statements of Shareholder’s Deficit

For the Years Ended January 31, 2020 and 2019

	Preferred Series A		Preferred Series B		Preferred Series C		Common Stock		Paid in	Retained
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Earnings	Total

January 31, 2018	330,000	$330	1,000	$1	—	$—	35	$—	$212,361	$(331,506)	$(118,814)

Conversion of Notes Payable to Common Stock	—	—	—	—	—	—	120	—	169,697	—	169,697

Conversion of Accrued Expense to Common Stock	—	—	—	—	—	—	1	—	1,125	—	1,125

Issuance and Cancellation of Shares in Reverse Merger	(330,000)	(330)	19,000	19	6,750	7	(3)	—	11,650,915	(9,232,303)	2,418,308

Shares Cancelled in Conjunction with Sale of Subsidiary	—	—	—	—	—	—	(2)	—	(339,773)	—	(339,773)

Net (Loss)	—	—	—	—	—	—	—	—	—	(8,125,498)	(8,125,498)

January 31, 2019	—	$—	20,000	$20	6,750	$7	151	$—	$11,694,325	$(17,689,307)	$(5,994,955)

Conversion of Notes Payable and Accrued Interest to Common Stock	—	—	—	—	—	—	536,613	1	992,443	—	992,444

Derivative Liability Reclassified as Equity Upon Conversion of notes	—	—	—	—	—	—	—	—	755,253	—	755,253

Common Stock Adjustments for Reverse Splits	—	—	—	—	—	—	1,700	—	7,315	—	7,315

Net (Loss)	—	—	—	—	—	—	—	—	—	(3,879,846)	(3,879,846)

January 31, 2020	—	$—	20,000	$20	6,750	$7	538,464	$1	$13,449,336	$(21,569,153)	$(8,119,789)

The Accompanying Notes are an Integral Part of these Consolidated Financial Statements.

THE 4LESS GROUP, INC.

Consolidated Statements of Cash Flows

For the Years Ended January 31, 2020 and 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss)	$(3,879,846)	$(8,125,498)
Adjustments to reconcile net loss to cash used by operating activities:
Depreciation	34,832	40,958
Loss (Gain ) in Fair Value on Derivative Liabilities	180,552	(3,231,187)
Amortization of Debt Discount	800,159	248,247
Interest Expense related to Derivative Liability in Excess of Fair Value	96,981	—
Loan Penalties Capitalized to Loan	482,709	—
Original Issue Discount on Convertible Notes Expensed to Interest	73,675	—
Loss on Issuance Notes Payable	—	387,881
Gain on Settlement of Debt	(67,623)	—
Gain on sale of Property	(16,295)	—
Gain on Sale of Subsidiary	—	(895,450)
Impairment	—	10,398,397
Change in Operating Assets and Liabilities:
(Increase) in Inventory	(78,515)	(216,160)
(Increase) Decrease in Prepaid Rent	89,394	(97,500)
Decrease in Other Current Assets	2,600	2,664
Increase in Accounts Payable	301,907	198,550
Increase (Decrease) in Accrued Expenses – Related Party	(24,250)	180,000
Increase in Accrued Expenses	849,409	440,057
CASH FLOWS (USED IN) PROVIDED BY OPERATING ACTIVITIES	(1,154,311)	(669,041)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Property and Equipment	(16,742)	(60,548)
Disposal of Property and Equipment	125,822	4,053
CASH FLOWS USED IN INVESTING ACTIVITIES	109,080	(56,495)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Short Term Debt	1,549,980	—
Payments on Short Term Debt	(1,320,001)	—
Proceeds from Notes Payable	—	1,025,786
Payments on Notes Payable	—	(771,542)
Payments on Long Term Debt	(40,275)	—
Proceeds from Convertible Notes Payable	958,250	152,860
CASH FLOWS (USED IN) PROVIDED BY FINANCING ACTIVITIES	1,147,954	407,104

NET INCREASE (DECREASE) IN CASH	102,723	(318,432)

CASH AT BEGINNING OF PERIOD	59,401	377,833

CASH AT END OF PERIOD	$162,124	$59,401

Supplemental Disclosure of Cash Flows Information:
Cash Paid for Interest	$89,934	$39,753
Operating Lease Liability to Operating Lease Asset	$89,942	$—
Accrued Interest Transferred to Note Balances	$55,168	$—
Derivative Debt Discount	$1,077,844	$—
Convertible Notes Interest and Derivatives Converted to Common Stock	$1,770,048	$169,697
Net Liabilities Assumed in Reverse Merger	$—	$7,605,750

The Accompanying Notes are an Integral Part of these Consolidated Financial Statements.

THE 4LESS CORP.

Notes to Consolidated Financial Statements

January 31, 2020 and 2019

Note 1 – Description of Business and Summary of Significant Accounting Policies

Nature of Business – The 4LESS Group, Inc., (the “Company”), was incorporated under the laws of the State of Nevada on December 5, 2007. The Company, under the name MedCareers Group, Inc. (“MCGI” ) formally operated a website for nurses, nursing schools and nurses’ organizations designed for better communication between nurses and the nursing profession.

On November 29, 2018, the Company entered into a transaction (the “Share Exchange”), pursuant to which the Company acquired 100% of the issued and outstanding equity securities of The 4LESS Corp. (“4LESS”), in exchange for the issuance of (i) nineteen thousand (19,000) shares of Series B Preferred Stock, (ii) six thousand seven hundred fifty (6,750) shares of Series C Preferred Stock, and (iii) 870 shares of Series D Preferred Stock. The Series C Preferred Shares have a right to convert into common stock of the Company by multiplying the number of issued and outstanding shares of common stock by 2.63 on the conversion date. The Share Exchange closed on November 29, 2018.  As a result of the Share Exchange, the former shareholders of 4LESS became the controlling shareholders of the Company. The Share Exchange was accounted for as a reverse takeover/recapitalization effected by a share exchange, wherein 4LESS is considered the acquirer for accounting and financial reporting purposes. The capital, share price, and earnings per share amount in these consolidated financial statements for the period prior to the reverse merger were restated to reflect the recapitalization in accordance with the shares issued as a result of the reverse merger except otherwise noted.

4LESS was formed as Vegas Suspension & Offroad, LLC on October 24, 2013 as a Nevada limited liability company and converted to a Nevada corporation with the same name on May 8, 2017. On April 2, 2018, the Company changed its name to The 4LESS Corp. The Corporation had S Corporation status. The Corporation operates as an e-commerce auto and truck parts sales company. As a result of the share exchange, the Company is now a holding company operating through 4LESS and offers products including exhaust systems, suspension systems, wheels, tires, stereo systems, truck bed covers, and shocks. On December 30, 2019 4LESS changed its name to Auto Parts 4Less, Inc.

Significant Accounting Policies

The Company’s management selects accounting principles generally accepted in the United States of America (“U.S. GAAP”) and adopts methods for their application.  The application of accounting principles requires the estimating, matching and timing of revenue and expense. The accounting policies used conform to generally accepted accounting principles which have been consistently applied in the preparation of these financial statements.

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting in conformity with U.S. GAAP.

Principles of Consolidation

The financial statements include the accounts of The 4LESS Group, Inc. as well as Auto Parts 4Less, Inc.(formerly The 4LESS Corp.) and JBJ Wholesale LLC.  All significant inter-company transactions have been eliminated.  All amounts are presented in U.S. Dollars unless otherwise stated.

Use of Estimates

In order to prepare financial statements in conformity with accounting principles generally accepted in the United States, management must make estimates, judgments and assumptions that affect the amounts reported in the financial statements and determine whether contingent assets and liabilities, if any, are disclosed in the financial statements. The ultimate resolution of issues requiring these estimates and assumptions could differ significantly from resolution currently anticipated by management and on which the financial statements are based.  The most significant estimates included in these consolidated financial statements are those associated with the assumptions used to value derivative liabilities.

Reclassifications

Certain amounts in the Company’s consolidated financial statements for prior periods have been reclassified to conform to the current period presentation. These reclassifications have not changed the results of operations of prior periods.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less to be cash equivalents.  At times, cash balances may be in excess of the Federal Deposit Insurance Corporation (“FDIC”) insurance limits.  The carrying amount of cash and cash equivalents approximates fair market value.

Inventory Valuation

Inventories are stated at the lower of cost or net realizable value. Inventories are valued on a first-in, first-out (FIFO) basis. Inventory is comprised of finished goods.

Concentrations

Cost of Goods Sold

For the year ended January 31, 2020 the Company purchased approximately 59% of its inventory and items available for sale from third parties from three vendors. As of January 31, 2020, the net amount due to the vendors included in accounts payable was $369,592.  For the year ended January 31,2019, the Company purchased its inventory and items available for sale from third parties from three third-party vendors (68%). As of January 31, 2019, the net amount due to these vendors included in accounts payable was $162,514. The Company believes there are numerous other suppliers that could be substituted should the supplier become unavailable or non-competitive.

Leases

We adopted ASU No. 2016-02—Leases (Topic 842), as amended, as of February 1, 2019, using the full retrospective approach. The full retrospective approach provides a method for recording existing leases at adoption and in comparative periods. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification.

In addition, we elected the hindsight practical expedient to determine the lease term for existing leases. Our election of the hindsight practical expedient resulted in the shortening of lease terms for certain existing leases and the useful lives of corresponding leasehold improvements. In our application of hindsight, we evaluated the performance of the leased stores and the associated markets in relation to our overall real estate strategies, which resulted in the determination that most renewal options would not be reasonably certain in determining the expected lease term.

Adoption of the new standard resulted in the recording of additional net lease assets and lease liabilities of $454,087 and $454,087 respectively, as of February 1, 2019. The standard did not materially impact our consolidated net earnings, retained earnings and had no impact on cash flows

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized when items of income and expense are recognized in the financial statements in different periods than when recognized in the tax return. Deferred tax assets arise when expenses are recognized in the financial statements before the tax returns or when income items are recognized in the tax return prior to the financial statements. Deferred tax assets also arise when operating losses or tax credits are available to offset tax payments due in future years. Deferred tax liabilities arise when income items are recognized in the financial statements before the tax returns or when expenses are recognized in the tax return prior to the financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

On December 22, 2017, the Tax Cuts and Jobs Act (“Tax Act”) was signed into law. ASC 740, Accounting for Income Taxes requires companies to recognize the effects of changes in tax laws and rates on deferred tax assets and liabilities and the retroactive effects of changes in tax laws in the period in which the new legislation is enacted. The Company’s gross deferred tax assets were revalued based on the reduction in the federal statutory tax rate from 35% to 21%. A corresponding offset has been made to the valuation allowance, and any potential other taxes arising due to the Tax Act will result in reductions to the Company’s net operating loss carryforward and valuation allowance. The Company will continue to analyze the Tax Act to assess its full effects on the Company’s financial results, including disclosures, for the Company’s fiscal year ending January 31, 2020, but the Company does not expect the Tax Act to have a material impact on the Company’s consolidated financial statements.

On November 29, 2018, the Company completed a reverse merger with 4LESS. At such time that there was a change in control, all net operating losses for tax purposes of the parent were no longer available for carryforward and the parent started to accumulate profits or losses from that point forward.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, accounts payable, advances and notes payable.  The Company considers the carrying value of such amounts in the financial statements to approximate their fair value due to the short-term nature of these financial instruments. Derivatives are recorded at fair value at each period end. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date.

The ASC guidance for fair value measurements and disclosure establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1 Inputs – Quoted prices for identical instruments in active markets.

Level 2 Inputs – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs – Instruments with primarily unobservable value drivers.

As of January 31, 2020 and 2019, the Company’s derivative liabilities were measured at fair value using Level 3 inputs.  See Note 9.

The following table sets forth, by level within the fair value hierarchy, the Company’s financial liabilities that were accounted for at fair value on a recurring basis as of January 31, 2020:

	January 31, 2020	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:
Derivative Liabilities – embedded redemption feature	$2,611,125	$—	$—	$2,611,125
Totals	$2,611,125	$—	$—	$2,611,125

Related Party Transactions

The Company has a verbal policy that includes procedures intended to ensure compliance with the related party provisions in common practice for public companies. For purposes of the policy, a “related party transaction” is a transaction in which the Company or any one of its subsidiaries participates and in which a related party has a direct or indirect material interest, other than ordinary course, arms-length transactions of less than 1% of the revenue of the counterparty. Any transaction exceeding the 1% threshold, and any transaction involving consulting, financial advisory, legal or accounting services that could impair a director’s independence, must be approved by the CEO. Any related party transaction in which an executive officer or a Director has a personal interest, or which could present a possible conflict under the Guide to Ethical Conduct, must be approved by Board of Directors, following appropriate disclosure of all material aspects of the transaction.

Derivative Liability

The derivative liabilities are valued as a level 3 input under the fair value hierarchy for valuing financial instruments. The derivatives arise from convertible debt where the debt and accrued interest is convertible into common stock at variable conversion prices and reclassification of equity instrument to liability due to insufficient shares for issuance. As the price of the common stock varies, it triggers a gain or loss based upon the discount to market assuming the debt was converted at the balance sheet date. When evaluating the effect of the issuance of new equity-linked or equity-settled instruments on previously issued instruments, the Company uses first-in, first-out method (“FIFO”) where authorized and unused shares would first be used to satisfy the earliest issued equity-linked instruments. As of January 31, 2020, warrants to purchase 0 common shares (583 shares before the reverse split of 2/25/2020 referred to in Note 6) issued in July 2014 were not classified as derivative liability while the remaining warrants outstanding were classified as derivative liability based on the FIFO method.

The fair value of the derivative liability is determined using a lattice model, is re-measured on the Company’s reporting dates, and is affected by changes in inputs to that model including our stock price, historical stock price volatility, the expected term, and both high risk and the risk-free interest rate. The most sensitive inputs to the model are for expected time for the holder to convert or be repaid and the estimated historical volatility of the Company’s common stock.  However, because the historical volatility of the Company’s common stock is so high (see Note 7), the sensitivity required to change the liability by 1% as of January 31, 2020 is greater than 25% change in historical volatility as of that date.  The other inputs, such as risk free rate, high yield cash rate and stock price all have a sensitivity for a 1% change in the input variable results in a significantly less than 1% change in the calculated derivative liability.

Revenue Recognition

The Company recognizes revenue under ASC 606, “Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue when control is transferred over the promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods and services transferred to the customer. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

Because the Company’s sales agreements generally have an expected duration of one year or less, the Company has elected the practical expedient in ASC 606-10-50-14(a) to not disclose information about its remaining performance obligations.

Disaggregation of Revenue: Channel Revenue

The following table shows revenue split between proprietary and third party website revenue for the years ended January 31, 2020 and 2019:

			Change
	2020	2019	$	%
Proprietary website revenue	$3,246,351	$1,777,825	$1,468,526	83%
Third party website revenue	4,939,863	6,534,785	(1,594,922)	(24%	)
Total Revenue	$8,186,214	$8,312,610	$(126,396)	(2%	)

The Company’s performance obligations are satisfied at the point in time when products are received by the customer, which is when the customer has title and obtained the significant risks and rewards of ownership. Therefore, the Company’s contracts have a single performance obligation (shipment of product). The Company primarily receives fixed consideration for sales of product. Shipping and handling amounts paid by customers are primarily for online orders and are included in revenue. Sales tax and other similar taxes are excluded from revenue.

Revenue is recorded net of provisions for discounts and promotion allowances, which are typically agreed to upfront with the customer and do not represent variable consideration. Discounts and promotional allowances vary the consideration the Company is entitled to in exchange for the sale of products to customers. The Company recognizes these discounts and promotional allowances in the same period that the revenue is recognized for products sales to customers. The amount of revenue recognized represents the amount that will not be subject to a significant future reversal of revenue. The customer pays the Company by credit card prior to delivery.

The Company offers a 30 day satisfaction guaranteed return policy however the customer must pay for the return shipment. The return must be previously authorized, cannot be either damaged or previously installed and must be in saleable condition. In the Company’s experience this amount is immaterial and therefore no provision has been recorded on the Company’s books. Any defective merchandise falls under the manufacturer’s limited warranty and is subject to the manufacturer’s inspection. The manufacturer has the option to repair or replace the item.

All sales to customers are generally final. However, the Company accepts returned product due to quality or issues relating to product description or incorrect product orders and in such instances the Company would replace the product or refund the customers funds The Company’s customers generally pre-pay for the products.

Stock-Based Compensation

The Company accounts for stock options at fair value. The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model and provides for expense recognition over the service period, if any, of the stock option.

Loss per Common Share

ASC 260, Earnings Per Share, requires dual presentation of basic and diluted earnings per share (“EPS”) with a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. EPS has been adjusted to reflect the effects of stock dividends, stock splits, and reverse stock splits back to inception.

Basic net loss per share of common stock excludes dilution and is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period.  Diluted net loss per share of common stock reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity unless inclusion of such shares would be anti-dilutive.  Since the Company has only incurred losses, basic and diluted net loss per share is the same.  Securities that could potentially dilute loss per share in the future that were not included in the computation of diluted loss per share at January 31, 2020 and 2019 are as follows:

	January 31,
Security	2020	2019
Convertible notes and accrued interest	16,355,950	2,209,181
Convertible Class C Preferred Shares	1,411,692	398
Warrants to purchase common stock	1	1
	17,767,643	2,209,580

Recently Issued Accounting Standards

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350) which simplifies goodwill impairment testing by requiring that such periodic testing be performed by comparing the fair value of a reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The Company is currently evaluating the impact of Topic 350 on its consolidated financial statements and related disclosures, which is effective for fiscal years, including interim periods, beginning after December 15, 2019.We will adopt on February 1, 2020 and expect no impact.

Fair Value Measurement: In 2018, the FASB issued amended guidance to remove, modify and add disclosure requirements for fair value measurements. This amendment is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosure requirements. Transition is on a prospective basis for the new and modified disclosures, and on a retrospective basis for disclosures that have been eliminated. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, Compensation - Stock Compensation (Topic 718): Improvement to Nonemployee Share-Based Payment Accounting, which is part of the FASB’s simplification initiative to maintain or improve the usefulness of the information provided to the users of financial statements while reducing cost and complexity in financial reporting. This update provides consistency in the accounting for share-based payments to nonemployees with that of employees. The updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

In addition to the above, the Company has reviewed all other recently issued, but not yet effective, accounting pronouncements, and does not believe the future adoption of any such pronouncements will have a material impact on its financial condition or the results of its operations.

There were various other accounting standards and interpretations issued recently, none of which are expected to a have a material impact on our financial position, operations or cash flows.

NOTE 2 – GOING CONCERN AND FINANCIAL POSITION

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred cumulative losses through January 31, 2020 of $21,569,153 and has a working capital deficit at January 31, 2020 of $7,470,466. As of January 31, 2020, the Company only had cash and cash equivalents of $162,124 and had a significant amount of short-term debt in default. The short-term debt agreements provide legal remedies for satisfaction of defaults, none of the lenders to this point have pursued their legal remedies. While the Company has continued to grow its revenues, at this time, revenues still do not cover all of its operating costs.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Management’s plan is to raise additional funds in the form of debt or equity in order to continue to fund losses until such time as revenues are able to sustain the Company.  To date, the main source of funding has been through the issuance of convertible notes with provisions that allow the holder to convert the debt and accrued and unpaid interest at substantial discounts to the trading the price of our common stock and through factored promissory notes secured by substantially all of the assets of our operating subsidiary.  The effect of the conversions in the years ended January 31, 2020 and 2019, respectively, for the convertible notes has been to substantially dilute existing holders of common stock of our Company.  However, there is no assurance that management will be successful in being able to continue to obtain additional funding. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 – PROPERTY

The Company capitalizes all property purchases over $1,000 and depreciates the assets on a straight-line basis over their useful lives of 3 years for computers and 7 years for all other assets. Property consists of the following at January 31, 2019 and 2018:

	2020	2019
Office furniture, fixtures and equipment	$95,163	$78,421
Shop equipment	43,004	43,004
Vehicles	40,433	185,095
Sub-total	178,600	306,520
Less: Accumulated depreciation	(64,091)	(64,394)
Total Property	$114,509	$242,126

Additions to fixed assets were $16,742 and $60,548 for the years ended January 31, 2020 and January 2019, respectively.

During the year ended January 31, 2020 the company disposed of property having a cost of $144,662 and a net book value of $109,527 for proceeds of $125,822.

Depreciation expense was $34,832 and $40,958 for the twelve months ended January 31, 2020 and January 2019, respectively.

NOTE 4 – LEASES

We lease certain warehouses, vehicles and office space. Leases with an initial term of 12 months or less are not recorded on the balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term. For lease agreements entered into or reassessed after the adoption of Topic 842, we did not combine lease and non-lease components.

Most leases include one or more options to renew, with renewal terms that can extend the lease term from one to 17 years or more. The exercise of lease renewal options is at our sole discretion. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise.

Below is a summary of our lease assets and liabilities at January 31, 2020 and January 31, 2019.

Leases	Classification	January 31, 2020	January 31, 2019
Assets
Operating	Operating Lease Assets	$483,193	$454,087
Liabilities
Current
Operating	Current Operating Lease Liability	$101,984	$74,179
Noncurrent
Operating	Noncurrent Operating Lease Liabilities	365,085	379,908
Total lease liabilities		$467,069	$454,087

Note: As most of our leases do not provide an implicit rate, we use our incremental borrowing rate of 8% based on the information available at commencement date in determining the present value of lease payments. We compare against loans we obtain to acquire physical assets and not loans we obtain for financing. The loans we obtain for financing are generally at significantly higher rates and we believe that physical space or vehicle rental agreements are in line with physical asset financing agreements. CAM charges were not included in operating lease expense and were expensed in general and administrative expenses as incurred.

Operating lease cost was $117,841 and $74,803 for both the twelve months ended January 31, 2020 and January 31, 2019, respectively.

In September 2019 the Company entered into an operating lease for premises with an annual rent of $15,480, a three year term commencing September 1, 2019 to August 31, 2022 and a one year renewal option.

In October 2019 the Company entered into an operating lease for a vehicle with an annual cost of $9,067 and a three year term. The company paid initial fees of $17,744 and will pay fees on lease termination of $395.  On a straight-line basis these costs amount to $1,259 per month.

NOTE 5 – SHORT-TERM AND LONG-TERM DEBT

The components of the Company’s short-term and long term debt as of January 31, 2019 and 2018 were as follows:

	January 31, 2020		January 31, 2019
Vehicle Note Payable - $49,494, dated April 19, 2017, 7.24% interest, 72 payments of $851 starting May 29, 2017 and ending April 2023(2), repaid in full on August 13, 2019	$—		$38,690
Working Capital Note Payable - $175,000, dated March 16, 2019, repayment of 10% of all eBay sales until paid in full, minimum payments of $17,769 per quarter until paid, fees of $2,696 repaid in full on May 9, 2019	—		—
Working Capital Note Payable-$ 200,000 dated May 12, 2019, repayment of 10% of all eBay sales proceeds until paid in full, minimum payment of $20,341 per quarter, repaid in full on July 11, 2019, fees of $3,418	—		—
Working Capital Note Payable-$ 200,000 dated October 25, 2019, repayment of 10% of all eBay sales proceeds until paid in full, minimum payment of $20,417, fees of $4,173 effective interest rate of 7%(4), maturing January 25, 2020(4)	6,978	*	—
Loan dated October 8, 2019, repayable at $4,678.86 per month commencing on November 8, 2019, maturing April 8, 2021, interest at 15% per annum	63,635	*	—
Loan dated October 14, 2019, repayable in average monthly instalments of $11,200, maturing April 14, 2020, interest and fees $ 7,200, effective interest 35.50% per annum(5)(6)	30,000	*	—
Working Capital Note Payable-$ 200,000 dated July 19, 2019, repayment of 10% of all eBay sales proceeds until paid in full, minimum payment of $20,334, fees of $3,343 effective interest rate of 7%(4), repaid in full on October 22, 2019	—		—
Working Capital Note Payable - $175,000, dated January 15, 2019, repayment of 10% of all eBay sales until paid in full, minimum payments of $12,695 per quarter until paid	—		153,057
Amazon working capital note, original loan of $94,000 Sept 6, 2018, 9.22% interest, monthly payments of $16,091 paid in full March 5, 2019	—		31,814
SFS Funding Loan, original loan of $298,400 October 5, 2018, 24% interest, weekly payments of $7,581, maturing and repaid in full October 9, 2019(3)	—		194,642
SFS Funding Loan, original loan of $389,980 January 8, 2020, 24% interest, weekly payments of $6,006, maturing April 7, 2021(5)	371,963	*	—
Forklift Note Payable, original note of $20,432.59 Sept 26,2018, 6.23% interest, 60 monthly payments of $394.54 ending August 2023(1)	16,106	#	19,690
Loan dated July 31, 2019, $61,200 including $1,200 fee due and repaid August 6, 2019	—		—
Demand loan -$122,000 dated August 19, 2019 25% interest, 5% fee on outstanding balance(5)	122,000	*	—
Demand loan-$2,500, dated March 8, 2019, 25% interest, 5% fee on outstanding balance	2,500	*	—
Demand loan -$65,500 dated February 27, 2019, 25% interest, 5% fee on outstanding balance, Secured by the general assets of the Company	12,415	*	—
Total	$625,597		$437,893

__________

*	Short -term notes of $609,491
#	Long-term loan of $ 16,106 including current portion of $4,166
(1)	Secured by equipment having a net book value of $18,243
(2)	Secured by equipment having a net book value of $61,744
(3)	The Company has pledged a security interest on all accounts receivable and banks accounts of the Company. Obligation under personal guaranty by controlling shareholder of the Company.
(4)	The Company has pledged a security interest on all accounts receivable and banks accounts of the Company.
(5)	The Company has pledged a security interest on all assets of the Company.
(6)	The amounts due under the note are personally guaranteed by an officer or a director of the Company.

The Company had accrued interest payable of $0 and $0 interest on the notes at January 31, 2020 and 2019, respectively.

The following are the minimum amounts due on the notes as of January 31, 2020:

Year Ended	Amount
Jan 31, 2021	$613,657
Jan 31, 2022	4,107
Jan 31, 2023	4,371
Jan 31, 2024	3,462
Total	$625,597

NOTE 6 – SHORT-TERM CONVERTIBLE DEBT

The components of the Company’s convertible debt as of January 31, 2020 and 2019 were as follows:

	Interest	Default Interest	Conversion	Outstanding Principal at
Maturity Date	Rate	Rate	Price	January 31, 2020	January 31, 2019
Nov 4, 2013*	12%	12%	$1,800,000	$100,000	$100,000
Jan 31, 2014*	12%	18%	$2,400,000	16,000	16,000
Apr 24, 2020(ii)	12%	24%	(3)	69,730	69,730
July 31, 2013*	12%	12%	$1,440,000	5,000	5,000
Jan 31, 2014*	12%	12%	$2,400,000	30,000	30,000
Dec 24, 2015*(v)	8%	24%	(1)	5,000	5,000
Sep 10, 2017	8%	24%	(2)	—	37,958
Sep 10, 2017	8%	24%	(2)	—	2,375
Sep 10, 2017	8%	24%	(2)	—	16,600
Sep 10, 2017	8%	24%	(2)	—	38,677
Dec 4, 2017	8%	24%	(5)	—	25,000
Feb 3, 2017*(ii)(iv)	8%	24%	(5)	2.500	25,000
Mar 3, 2017*(ii)(iv)	8%	24%	(6)	—	30,000
Mar 3, 2017*(ii)(iv)	8%	24%	(6)	33,000	30,000
Mar 24, 2017*(ii)(iv)	8%	24%	(6)	27,500	10,950
Apr 24, 2020(ii)(iv)(vi)	12%	24%	(3)	517,787	738,896
July 8, 2015*(v)	8%	24%	(1)	5,500	5,500
Apr 24, 2020(ii)(iv)(vi)	8%	24%	(3)	4,500	4,500
Apr 24, 2020	8%	24%	(3)	23,297	23,297
Apr 24, 2020	8%	24%	(3)	7,703	7,703
Apr 24, 2020	8%	24%	(3)	26,500	26,500
July 19, 2016*(v)	8%	24%	(1)	5,000	5,000
March 24, 2017	8%	24%	(5)	—	25,000
Dec 27, 2018	15%	24%	(5)	—	56,925
Dec 27, 2018	15%	24%	(4)	—	1,202
Mar 23, 2019*(ii)(iv)(vi)	15%	24%	(3)	4,444	18,325
Feb 20, 2019*(ix)	10%	10%	(7)	343,047	274,438
Mar 23, 2019	15%	24%	(3)	—	12,355
Jun 6, 2019*(viii)	12%	18%	(8)	43,577	123,750
Oct 24, 2019*(ii)(iv)	8%	24%	(6)	45,595	47,250
Nov 14, 2019*(ii)(iv)	8%	24%	(6)	86,625	78,750
Dec 14, 2019*(ii)(iv)	8%	24%	(6)	143,000	130,000
Dec 28, 2019*(i)(iv)(vi)	12%	18%	(7)	133,333	125,000
Jan 9, 2020*(ii)(iv)	8%	24%	(2)	68,750	62,500
March 1, 2020(x)	10%	15%	(9)	40,939	—
March 14, 2020(iv)(vi)	15%	24%	(11)	44,967	—
April 3, 2020(iv)	8%	24%	(2)	172,148	—
April 12, 2020(xi)	10%	24%	(3)	185,130	—
May 13, 2020(iv)(vi)	15%	24%	(11)	55,000	—
May 14, 2020(iv)(vi)	8%	24%	(2)	52,500	—
May 24, 2020(iv)(vi)	15%	24%	(11)	40,000	—
June 11, 2020(iv)(vi)	15%	24%	(11)	85,000	—
June 26, 2020(iv)(vi)	15%	24%	(11)	76,000	—
July 11, 2020(iv)(vii)	15%	24%	(11)	60,000	—
Aug 29, 2020(iv)(vii)	15%	24%	(11)	45,000	—
Sep 16, 2020(iv)(vii)	15%	24%	(11)	34,000	—
Sep 27, 2020(iv)(vii)	15%	24%	(11)	34,000	—
Oct 24, 2020(iv)(vii)	15%	24%	(11)	122,000	—
Nov 7, 2020(iv)(vii)	15%	24%	(12)	42,000	—
Nov 22, 2020(ii)(iv)(vi)	8%	24%	(2)	55,000	—
Dec 10, 2020(iv)(vii)	15%	24%	(11)	55,000	—
Dec 23, 2020(ii)(iv)(vi)	8%	24%	(2)	30,000	—
Sub-total				2,976,072	2,209,181
Debt Discount				(689,176)	(309,021)
				$2,286,896	$1,900,160

__________

(1)	52% of the lowest trading price for the fifteen trading days prior to conversion day.
(2)	50% of the lowest trading price for the fifteen trading days prior to conversion day.
(3)	50% of the lowest trading price for the twenty trading days prior to conversion day.
(4)	50% of the lowest trading price for the forty trading days prior to conversion day, but not higher than $0.000075.
(5)	50% of the lowest trading price for the fifteen trading days prior to conversion day, but not higher than $0.001.
(6)	50% of the lowest trading price for the fifteen trading days prior to conversion day, but not higher than $0.005.
(7)	60% of the lowest trading price for the twenty trading days prior to conversion day.
(8)	52% of the lowest trading price for the twenty trading days prior to conversion day.
(9)	55% of the lowest trading price for the twenty-five trading days prior to conversion day.
(10)	50% of the lowest trading price for the twenty-five trading days prior to conversion day.
(11)	50% of the lowest bid price for the twenty-five trading days prior to conversion day.
(12)	45% of the lowest bid price for the fifteen trading days prior to conversion day
(13)	50% of the lowest bid price for the fifteen trading days prior to conversion day.
*	In default

(i) If the Company fails to maintain its status as “DTC Eligible” for any reason, or, if the effective Conversion Price as calculated in Section 4(a) is less than $0.0001 at any time (regardless of whether or not a Conversion Notice has been submitted to the Company), the Principal Amount of the Note shall increase by ten thousand dollars ($10,000) (under Holder’s and Company’s expectation that any Principal Amount increase will tack back to the Issuance Date). In addition, the Conversion Price shall be permanently redefined to equal the lesser of (a) $0.00001 or (b) 50% of the lowest traded price during the twenty five (25) consecutive Trading Days immediately preceding the applicable Conversion Date on which the Holder elects to convert all or part of this Note, subject to adjustment as provided in this Note. If at any time while this Note is outstanding, an Event of Default (as defined herein) occurs, then an additional discount of 15% shall be factored into the Variable Conversion Price until this Note is no longer outstanding (resulting in a discount rate of 65% assuming no other adjustments are triggered hereunder). These above contingencies have not occurred.

(ii) In the event the Company experiences a DTC ” Chill” on its shares, the conversion price shall be decreased to 40% instead of 50% while that “Chill” is in effect. If the Company fails to maintain the share reserve at the 4x discount of the note 60 days after the issuance of the note, the conversion discount shall be increased by 10%.

(iii) The share purchase agreements ancillary to the convertible note agreements do not allow the lender to engage in short sales.

(iv) If the Company becomes delinquent or continues its delinquency in its periodic filings with the SEC after the 6-months anniversary of the note, then the holder is entitled to use the lowest closing bid price during the delinquency period as a base price for the conversion.

(v) In the event the Company experiences a DTC ” Chill” on its shares, the conversion price shall be decreased to 42% instead of 52% while that “Chill” is in effect.

(vi) If the Company fails to maintain the share reserve at the 4x discount of the note 60 days after the issuance of the note, the conversion discount shall be increased by 10%.

(vii) If the Company fails to maintain the share reserve at the 3x discount of the note 60 days after the issuance of the note, the conversion discount shall be increased by 10%.

(viii) If at any time while this Note is outstanding, an event of default occurs, then an additional discount of 15% shall be factored into the Variable Conversion Price until this Note is no longer outstanding (resulting in a discount rate of 65% assuming no other adjustments are triggered hereunder). If at any time while this Note is outstanding, the Borrower’s Common Stock are not deliverable via DWAC, an additional 10% discount shall be factored into the Variable Conversion Price until this Note is no longer outstanding

(ix) If the Company fails to maintain its status as “DTC Eligible” for any reason, or, if the effective Conversion Price is less than $0.01 at any time, the Principal Amount of the Note shall increase by ten thousand dollars ($10,000).  In addition, the Conversion price shall be permanently redefined to equal the lesser of (a) $0.001 or (b) 50% of the lowest traded price during the twenty five (25) consecutive Trading Days immediately preceding the applicable Conversion Date on which the Holder elects to convert all or part of this Note, subject to adjustment as provided in this Note.

(x) In the event that shares of the Borrower’s Common Stock are not deliverable via DWAC following the conversion of any amount hereunder, an additional ten percent (10%) discount shall be factored into the Variable Conversion Price until this Note is no longer outstanding (resulting in a discount rate of 55% assuming no other adjustments are triggered hereunder). Additionally, if the Borrower fails to comply with the reporting requirements of the Exchange Act (including but not limited to becoming late or delinquent in its filings, even if the Borrower subsequently cures such delinquency) at any time while after the Issue Date, and/or the Borrower shall cease to be subject to the reporting requirements of the exchange Act, an additional fifteen percent (15%) discount shall be factored into the Variable Conversion Price until this Note is no longer outstanding (resulting in a discount rate of 60% assuming no other adjustments are triggered hereunder).

(xi) If the Borrower’s Common stock is chilled for deposit at DTC, becomes chilled at any point while this Note remains outstanding or deposit or other additional fees are payable due to a Yield Sign, Stop Sign or other trading restrictions, or if the closing price at any time falls below $0.01 (as appropriately and equitably adjusted for stock splits, stock dividends, stock contributions and similar events), then an additional 15% discount will be attributed to the Conversion Price for any and all Conversions submitted thereafter.

The Company had accrued interest payable of $703,270 and $463,839 on the notes at January 31,2020, and January 31, 2019, respectively.

The Company analyzed the conversion option for derivative accounting consideration under ASC 815-15 “Derivatives and Hedging” and determined that some instruments should be classified as liabilities due to there being a variable number of shares to be delivered upon settlement of the above conversion options. The instruments are measured at fair value at the end of each reporting period or termination of the instrument with the change in fair value recorded to earnings. The fair value of the embedded conversion option resulted in a discount to the note on the debt modification date. For the years ended January 31, 2020 and 2019, the Company recorded amortization expense of $800,159 and $248,247, respectively. See more information in Note 7.

During the year ended January 31, 2020 the Company entered into new convertible notes totaling $1,149,074 with one year maturities, interest rates ranging from 8%-15%, the Company received $958,250 in cash proceeds, recorded original issue discounts of $73,675, debt discounts from bifurcated conversion features of $1,077,844,and loan and interest of $117,149 was transferred from existing notes of the same lender.

During the year ended January 31, 2020 the Company converted a total of $752,409 of the convertible notes, $240,035 accrued interest and $27,850 in fees into 536,613 common shares and the Company released the associated derivative liability of $755,253 referred to in Note 7. Also, $482,709 in loan penalties, transfers and adjustments were added to various note balances and recorded as interest expense.

As of January 31, 2020, the Company had $1,132,966 of aggregate debt in default. The agreements provide legal remedies for satisfaction of defaults, none of the lenders to this point have pursued their legal remedies. The Company continues to accrue interest at the listed rates and plans to seek their conversion or payoff within the next twelve months.

NOTE 7 – DERIVATIVE LIABILITIES

As of January 31, 2020 and January 31, 2019, the Company had derivative liabilities of $2,611,125 and $2,041,260, respectively. During the year ended January 31, 2020, the Company recorded a loss of $180,552 and during the year ended January 31, 2019 the company recorded a gain of $3,231,187, from the change in the fair value of derivative liabilities, respectively. Any liabilities resulting from the warrants outstanding are immaterial.

The derivative liabilities are valued as a level 3 input for valuing financial instruments.

The following table presents changes in Level 3 liabilities measured at fair value for the year ended January 31, 2020. Both observable and unobservable inputs were used to determine the fair value of positions that the Company has classified within the Level 3 category. Unrealized gains and losses associated with liabilities within the Level 3 category include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long- dated volatilities) inputs (in thousands).

Level 3
Derivatives
Balance, January 31, 2018	$0
Derivatives Assumed upon Reverse Merger	5,162,556
Changes due to Issuance of New Convertible Notes	387,881
Changes due to Conversion of Notes Payable	(277,990)
Mark to Market Change in Derivatives	(3,231,187)

Balance, January 31, 2019	2,041,260
Changes due to Issuance of New Convertible Notes	1,212,189
Reduction of derivative due to extinguishment	(67,623)
Changes due to Conversion of Notes Payable	(755,253)
Mark to Market Change in Derivatives	180,552
Balance, January 31, 2020	$2,611,125

The derivatives arise from convertible debt where the debt is convertible into common stock at variable conversion prices which are linked to the trading and/or bid prices of the Company’s common stock as traded on the OTC market.

As the price of the common stock varies it triggers a gain or loss based upon the discount to market assuming the debt was converted at the balance sheet date.

The fair value of the derivative liability is determined using the lattice model, is re-measured on the Company’s reporting dates, and is affected by changes in inputs to that model including our stock price, expected stock price volatility, the expected term, and the risk-free interest rate. A summary of the weighted average (in aggregate) significant unobservable inputs (Level 3 inputs) used in measuring the Company’s warrant liabilities and embedded conversion feature that are categorized within Level 3 of the fair value hierarchy as of January 31, 2020 is as follows:

Embedded
Derivative Liability
As of January 31, 2020
Strike price	$0.0010 - 6.24
Contractual term (years)	0.08 - 1.00 years
Volatility (annual)	313.10% - 507.48%
High yield cash rate	21.44% - 30.30%
Underlying fair market value	.0001 - 3.59
Risk-free rate	1.45% - 2.55%
Dividend yield (per share)	0%

NOTE 8 – STOCKHOLDERS’ DEFICIT

Preferred Stock

The Company is authorized to issue 20,000,000 shares of Preferred Stock, having a par value of $0.001 per share.

Series A Preferred Stock

The Series A Preferred Stock has an automatic forced conversion into common stock upon the completion of the repurchase or extinguishing of all “toxic” debt (notes having conversion features tied to the Company’s common stock), the extinguishing of all other existing dilutive debt or equity structures, and total recapitalization of the Company. As of both January 31, 2020, and January 31, 2019 the Company had 0 shares of Series A Preferred issued and outstanding and 330,000 authorized with a par value of $0.001 per share.

At both January 31, 2020 and January 31, 2019, respectively, there were 20,000 and 20,000 Series B preferred shares outstanding. The Series B Preferred Stock have voting rights equal to 66.7% of the total voting rights at any time. There are no conversion rights granted holders of Series B Preferred shares, they are not entitled to dividends, and the Company does not have the right of redemption. Currently, there are 20,000 Series B preferred shares authorized and issued of the Series B Preferred Stock with a par-value of $0.001 per share.

At both January 31, 2020 and January 31, 2019, there were 6,750 Series C preferred shares outstanding, respectively. The Series C Preferred Stock have the right to convert into the common stock of the Company by multiplying the number of issued and outstanding shares of common stock by 2.63 on the conversion date. The holders of Series C Preferred shares are not entitled to dividends, and the Company does not have the right of redemption. Currently, there are 7,250 Series C preferred shares authorized and 6,750 shares issued with a par-value of $0.001 per share.

At both January 31, 2020 and January 31, 2019, there were 870 Series D preferred shares authorized and outstanding, respectively which with a par value $.001. All shares of Series D Preferred Stock will rank subordinate and junior to all shares of Series A, B and C of Preferred Stock of the Corporation and pari passu with any of the Corporation’s preferred stock hereafter created as to distributions of assets upon dissolution or winding up of the Corporation, whether voluntary or involuntary. These shares are non-voting, do not receive dividends and are redeemable according to the terms set out below:

OPTIONAL REDEMPTION.

(1)  At any time, either the Corporation or the holder may redeem for cash out of funds legally available therefore, any or all of the outstanding Series D Preferred Stock (“Optional Redemption”) at $1,000 per share.

(2)  Should the Corporation exercise the right of Optional Redemption it shall provide each holder of Preferred Stock with at least 30 days’ notice of any proposed optional redemption pursuant this Section VI (an “Optional Redemption Notice”). Any optional redemption pursuant to this Section VI shall be made ratably among holders in proportion to the Liquidation Value of Preferred Stock then outstanding and held by such holders. The Optional Redemption Notice shall state the Liquidation Value of Preferred Stock to be redeemed and the date on which the Optional Redemption is to occur (which shall not be less than thirty (30) or more than sixty (60) Business Days after the date of delivery of the Optional Redemption Notice) and shall be delivered by the Corporation to the holders at the address of such holder appearing on the register of the Corporation for the Preferred Stock. Within seven (7) business days after the date of delivery of the Optional Redemption Notice, each holder shall provide the Corporation with instructions as to the account to which payments associated with such Optional Redemption should be deposited. On the date of the Optional Redemption, provided for in the relevant Optional Redemption Notice, (A) the Corporation will deliver the redemption amount via wire transfer to the account designated by the holders, and (B) the holders will deliver the certificates relating to that number of shares of Preferred Stock being redeemed, duly executed for transfer or accompanied by executed stock powers, in either case, transferring that number of shares to be redeemed. Upon the occurrence of the wire transfer (or, in the absence of a holder designating an account to which funds should be transferred, delivery of a certified or bank cashier’s check in the amount due such holder in connection with such Optional Redemption to the address of such holder appearing on the register of the Corporation for the Preferred Stock), that number of shares of Preferred Stock redeemed pursuant to such Optional Redemption as represented by the previously issued certificates will be deemed no longer outstanding. Notwithstanding anything to the contrary in this Designation, each holder may continue to convert Preferred Stock in accordance with the terms hereof until the date such Preferred Stock is actually redeemed pursuant to an Optional Redemption.

(3)  Should the holder exercise the right of Optional Redemption it shall provide the Corporation with at least 30 days’ notice of any proposed optional redemption pursuant this Section VI (an “Optional Redemption Notice”). The Optional Redemption Notice shall state the value of the Preferred Stock to be redeemed and the date on which the Optional Redemption is to occur (which shall not be less than thirty (30) or more than sixty (60) Business Days after the date of delivery of the Optional Redemption Notice) and shall be delivered by the holder to the Corporation at the address of the Corporation for the Preferred Stock. Within seven (7) business days after the date of delivery of the Optional Redemption Notice, each holder shall provide the Corporation with instructions as to the account to which payments associated with such Optional Redemption should be deposited. On the date of the Optional Redemption, provided for in the relevant Optional Redemption Notice, (A) the Corporation will deliver the redemption amount via wire transfer to the account designated by the holder, and (B) the holder will deliver the certificates relating to that number of shares of Preferred Stock being redeemed, duly executed for transfer or accompanied by executed stock powers, in either case, transferring that number of shares to be redeemed. Upon the occurrence of the wire transfer (or, in the absence of a holder designating an account to which funds should be transferred, delivery of a certified or bank cashier’s check in the amount due such holder in connection with such Optional Redemption to the address of such holder appearing on the register of the Corporation for the Preferred Stock), that number of shares of Preferred Stock redeemed pursuant to such Optional Redemption as represented by the previously issued certificates will be deemed no longer outstanding. Notwithstanding anything to the contrary in this Designation, each holder may continue to convert Preferred Stock in accordance with the terms hereof until the date such Preferred Stock is actually redeemed pursuant to an Optional Redemption.

The Series D Preferred Stock is not entitled to any pre-emptive or subscription rights in respect of any securities of the Corporation.

Neither the Company nor any Series D preferred stockholders has given notice to exercise the redemption as of January 31, 2020 on the date of the financial statements.

Because the holders of the Series D preferred stock have the right to demand cash redemption, the cumulative amount of the redemption feature is included in Temporary Equity as of January 31, 2020 and 2019.

Common Stock

The Company is authorized to issue 20,000,000,000 common shares at a par value of $0.000001 per share. These shares have full voting rights. On March 29, 2019 the Company undertook a 6000:1 reverse stock. On February 25, 2020, the Company undertook a 4000:1 reverse stock split. The share capital has been retrospectively adjusted accordingly to reflect these reverse stock splits.  At January 31, 2020 and 2019, there were 538,464 and 151 shares outstanding, respectively.  No dividends were paid in the years ended January 31, 2020 or 2019. The Company’s articles of incorporation include a provision that the Company is not allowed to issue fractional shares.  As a result, as part of the reverse split described above, the Company issued an additional 1,699 shares in March 2020 and these shares were included in the shares outstanding as of January 31, 2020 as issuable.

The Company issued the following shares of common stock in the year ended January 31, 2020:

Conversion of $752,409 notes payable and $240,035 accrued interest, $27,850 in fees and $755,253 of derivative liability to 536,613 shares of common stock.

An additional 1,700 shares are issuable on adjustments for rounding shareholdings as a result of the 4000:1 reverse stock split of February 25, 2020.

The Company issued the following shares of common stock in the year ended January 31, 2019:

Conversion of $115,573 notes payable and $54,124 accrued interest and $277,990 of derivative liability to 120 shares of common stock.

Conversion of accrued expenses to common stock with a value of $1,125 to 1 share of common stock.

Options and Warrants:

The Company recorded option and warrant expense of $0 and $0 in the years ended January 31, 2020 and 2019, respectively.

The Company issued no warrants in the year ended January 31, 2019.

In January 2018, the Company issued 5,667 warrants associated with the conversion of its convertible debt. The warrants are exercisable upon issuance, have exercise price of $0.45 and expire on January 8, 2021.

The Company had the following options and warrants outstanding at January 31, 2020:

Issued To	# Warrants	Dated	Expire	Strike Price	Expired	Exercised
Lender	1.4	01/08/2018	01/08/2021	$1,800 per share	N	N

	Options	Weighted Average Exercise Price	Warrants	Weighted Average Exercise Price
Outstanding at January 31, 2018	—	$—	1.5	$225,520
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited and canceled	—	—	—	—
Outstanding at January 31, 2019	—	$—	1.5	$225,520
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited and canceled	—	—	—	—
Outstanding at January 31, 2020	—	$—	1.5	$225,520

NOTE 9 – INCOME TAXES

The Company has adopted ASC 740-10, “Income Taxes”, which requires the use of the liability method in the computation of income tax expense and the current and deferred income taxes payable (deferred tax liability) or benefit (deferred tax asset).  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The income tax expense (benefit) consisted of the following for the fiscal year ended January 31, 2020 and 2019:

	January 31, 2020	January 31, 2019
Total current	$—	$—
Total deferred	—	—
	$—	$—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The following is a reconciliation of the expected statutory federal income tax provision to the actual income tax benefit for the fiscal year ended January 31, 2020(in thousands):

January 31, 2020
Federal statutory rate	$(805)
Permanent timing differences	24
Effect of change in US Tax rates for deferral items	—
Other	(23)
Change in valuation allowance	804
$—

For the year ended January 31, 2020, the expected tax benefit is calculated at the 2019 statutory rate of 21%. The effect for temporary timing differences are also calculated at the 25% statutory rate effective for fiscal year ended January 31, 2019.

For the year ended January 31, 2020, the expected tax benefit, temporary timing differences and long-term timing differences are calculated at the 21% statutory rate.

Significant components of the Company’s deferred tax assets and liabilities were as follows for the fiscal year ended January 31, 2020 and 2019:

	January 31, 2020	January 31, 2019
Deferred tax assets:
Net operating loss carryforwards	$874,000	$59,749
Total deferred tax assets	874,000	59,749

Deferred tax liabilities:
Depreciation	10,000	—
Deferred revenue	—	—
Total deferred tax liabilities	10,000	—

Net deferred tax assets:
Less valuation allowance	(864,000)	(59,749)
Net deferred tax assets (liabilities)	$—	$—

The Company has incurred losses since inception, therefore, the Company has no federal tax liability.  Additionally there are limitations imposed by certain transactions which are deemed to be ownership changes which occurred in the Company on November 29, 2018.  The net deferred tax asset generated by the loss carryforward has been fully reserved.  The cumulative net operating loss carryforward was approximately $4.164 million at January 31, 2020 and $614,146 at January 31, 2019, that is available for carryforward for federal income tax purposes and begin to expire in 2039.

Although the Company has tax loss carry-forwards, there is uncertainty as to utilization prior to their expiration.  Accordingly, the future income tax asset amounts have been fully reserved by a valuation allowance.

The Company has maintained a full valuation allowance against its deferred tax assets at January 31, 2020 and 2019. A valuation allowance is required to be recorded when it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Since the Company cannot be assured of realizing the net deferred tax asset, a full valuation allowance has been provided.

The Company does not have any uncertain tax positions at January 31, 2020 and 2019 that would affect its effective tax rate. The Company does not anticipate a significant change in the amount of unrecognized tax benefits over the next twelve months. Because the Company is in a loss carryforward position, the Company is generally subject to US federal and state income tax examinations by tax authorities for all years for which a loss carryforward is available. If and when applicable, the Company will recognize interest and penalties as part of income tax expense.

During the fiscal year ended January 31, 2020 and 2019, the Company recognized no amounts related to tax interest or penalties related to uncertain tax positions. The Company is subject to taxation in the United States and various state jurisdictions. The Company currently has no years under examination by any jurisdiction.

On November 29, 2018, the Company consummated a share exchange agreement whereby there was a change of control and any net operating losses up to the date of the transaction were forfeited.

The Company’s tax returns for the years ended January 31, 2020, 2019, and 2018 are open for examination under Federal statute of limitations.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

On June 1, 2015, the Company entered into a 36-month lease agreement for its 2,590 sf office facility with a minimum base rent of $2,720 per month. The Company paid base rent and their share of maintenance expense of $43,200 and $43,200 related to this lease for the periods ended January 31, 2019 and 2018, respectively. The lease is currently on a month to month basis since the lease has not been renewed and the Company records the payments as rent expense. This lease was with a shareholder – See Note 8 – Related Party Transactions.

On August 30, 2016, the Company entered into a 60-month lease agreement for its 3,554 sf warehouse facility starting in December 2016 with a minimum base rent of $2,132 and estimated monthly CAM charges of $1,017 per month. This lease is with a shareholder – See Note 8 – Related Party Transactions.

On July 1, 2018, the Company entered into a 60-month lease agreement with its minority shareholder for its 8,800 sf warehouse facility with a minimum base rent of $6,400 per month.

In September 2019 the Company entered into an operating lease for premises with an annual rent of $15,480, a three year term commencing September 1, 2019 to August 31, 2022 and a one year renewal option.

In October 2019 the Company entered into an operating lease for a vehicle with an annual cost of $9,067 and a three year term. The company paid initial fees of $17,744 and will pay fees on lease termination of $395. On a straight-line basis these costs amount to

$1,259 per month.

Maturity of Lease Liabilities	Operating Leases
January 31, 2021	$136,318
January 31, 2022	136,318
January 31, 2023	131,280
January 31, 2024	89,604
January 31, 2025	30,004
After January 31, 2025	55,005
Total lease payments	578,529
Less: Interest	(111,460)
Present value of lease liabilities	$467,069

The Company had total rent expense and operating lease cost of $150,668 and $124,899 for the years ended January 31, 2020 and 2019, respectively.

There is pending litigation initiated by the Company around the validity of a $100,000 note which the Company signed based upon representations of funding from the maker which were never received. The Company initiated litigation to dispute the note and the 1,692 shares that have been issued. There was no consideration for the issuance of the shares and the shares have been accounted for as if they were returned and cancelled although they have not been returned.

NOTE 11 – RELATED PARTY TRANSACTIONS

As of January 31, 2020 and 2019, the Company had $155,750 and $180,000, respectively, of related party accrued expenses related to accrued compensation for employees and consultants.

In April 2018, the Company’s landlord entered into an agreement with controlling shareholder of the Company, which was amended in November 2019, such that the Company obtained a rent abatement of approximately $150,000 over a 20 month period of the terms of the two leases. As of January 31, 2020 and January 31, 2019, the balance of prepaid rent totaled $7,500 and $97,500, respectively.

In September 2019, an officer of our operating subsidiary and beneficial owner of the Company acquired a vehicle and paid the Company approximately $65,000 for the vehicle.

During the year ended January 31, 2020, an officer of our operating subsidiary used a personal American Express charge card with the business and charged approximately $227,000 in personal expenses to the card and repaid the Company approximately $232,000.

NOTE 12 – SUBSEQUENT EVENTS

Conversion of notes

Subsequent to the balance sheet date, 82,361 shares were issued for the conversion of $2,585 principal and $498 of interest.

Other Agreements

On February 26, 2020 the Company entered into an agreement with a lender to exchange $1,070,034 in short-term convertible debt, $122,000 in short-term debt and $198,028 for a total of $1,390,062 in associated interest into 250 Class C preferred shares. The shares were recorded at par value with the balance increasing paid in capital.

On March 5, 2020 the Company entered into a short-term working capital loan for $204,051 including cash proceeds of $ 200,000, fees of $4,051 and minimum payments of $20,405 every 90 days. The Company has pledged a security interest on all accounts receivable and banks accounts of the Company.